Exhibit 99.1

As confidentially submitted to the Securities and Exchange Commission on April 20, 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QGOG Constellation S.A.

(Exact Name of Registrant as Specified in its Charter)

Luxembourg	1381	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial (I.R.S. Employer Identification No.)	Classification Code Number)

QGOG Constellation S.A.

40, avenue Monterey, L-2163

Luxembourg

+352 20 20 2401

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald Baker, Esq. Mark Bagnall, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Andrew B. Jánszky, Esq. Tobias Stirnberg, Esq. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005 Tel: (212) 530-5000 Fax: (212) 530-5219

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant is an emerging growth company, as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common shares, no par value	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares to be sold upon exercise of the underwriters’ option. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2012

Shares

QGOG Constellation S.A.

Common Shares

$             per share

This is an initial public offering of the common shares of QGOG Constellation S.A. The issuer is          offering          common shares.

Prior to this offering, there has been no public market for the issuer’s common shares. The issuer expects the initial public offering price of the common shares to be between $     and $     per share. After the pricing of this offering, the issuer expects its common shares will trade on the New York Stock Exchange under the symbol “        ”.

The issuer has granted the underwriters an option to purchase a maximum of          additional common shares from it, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

The issuer is an emerging growth company, as defined in Section 2(a) of the Securities Act.

Investing in the issuer’s common shares involves risks. See “Risk Factors” beginning on page 14 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions	Net Proceeds to Issuer
Public Offering Price per Share	$	$	$
Underwriting Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

Delivery of the common shares will be made on or about                     , 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan              BofA Merrill Lynch              Itaú BBA              Credit Suisse              Bradesco BBI

The date of this prospectus is                     , 2012

[Cover Artwork to Come]

TABLE OF CONTENTS

Page

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	ii
PROSPECTUS SUMMARY	1
THE OFFERING	10
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA	12
RISK FACTORS	14
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	28
USE OF PROCEEDS	30
DIVIDEND POLICY	31
CAPITALIZATION	32
DILUTION	33
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	34
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36
INDUSTRY	60
BUSINESS	74
MANAGEMENT	93
PRINCIPAL SHAREHOLDERS	98
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	100
DESCRIPTION OF CAPITAL STOCK	103
SHARES ELIGIBLE FOR FUTURE SALE	109
TAXATION	110
UNDERWRITING	119
LEGAL MATTERS	126
EXPERTS	127
ENFORCEABILITY OF CIVIL LIABILITIES	128
WHERE YOU CAN FIND ADDITIONAL INFORMATION	129
INDEX TO FINANCIAL STATEMENTS	1

The terms “our company,” “we,” “our” or “us,” as used herein, refer to Constellation Overseas Ltd., or Constellation, and its consolidated subsidiaries unless otherwise stated or indicated by context. After our proposed corporate reorganization described in “Summary—Recent Developments—Corporate Reorganization” below, Constellation will become a wholly-owned subsidiary of QGOG Constellation S.A., or the issuer.

Neither we, the issuer or the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. When you make a decision about whether to invest in the common shares of the issuer, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of the common shares of the issuer means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy the common shares of the issuer in any circumstances under which such offer or solicitation is unlawful.

For investors outside the United States: neither we, the issuer or any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

As discussed in “Summary—Recent Developments—Corporate Reorganization”, we are in the process of implementing a corporate reorganization of entities under common control to contribute all of the outstanding capital stock of Constellation, a company organized under the laws of the British Virgin Islands, to the issuer. The issuer is a holding company organized under the laws of Luxembourg that currently has no assets, liabilities or operations, except for an initial capital contribution of €40,000, equivalent to $58,000 and general and administrative expenses amounting to $19,000. Following our implementation of this corporate reorganization, the issuer will indirectly own all of the assets that we currently own and assume, as our successor company, all of our liabilities. The issuer will issue shares in this initial public offering. The contribution of the outstanding capital stock of Constellation Overseas Ltd. to the issuer will be accounted for at its historical cost as these entities are under common control. The corporate reorganization is subject to the approval of certain of our creditors. In the second quarter of 2012 and prior to the completion of this offering, we expect to receive the necessary consents to contribute the common shares of Constellation to the issuer.

For the purpose of this prospectus, we have included Constellation’s historical consolidated financial information, as the predecessor of the issuer. Throughout this prospectus, all references to our consolidated financial information refer to the historical consolidated financial information of Constellation. Our consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, included elsewhere in this prospectus, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our functional currency is the U.S. dollar. These consolidated financial statements have been audited by our independent auditors, as set forth in its report included elsewhere in this prospectus.

All references herein to “U.S. dollars,” “dollars” or “$” are to U.S. dollars. All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “€” are to the Euro.

Market Share and Other Information

The information on the market and the competitive position in our operating market used throughout this prospectus, including market forecasts, was obtained from market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the following:

•	the Fearnley Proctor Group, or Fearnley;

•	the Brazilian National Agency of Water Transport (Agência Nacional de Transportes Aquaviários), or ANTAQ;

•	the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank;

•	the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE;

•	the International Monetary Fund;

•	Organization of the Petroleum Exporting Countries, or OPEC;

•	the Getulio Vargas Foundation (Fundação Getulio Vargas), or the FGV;

•	the Brazilian National Agency for Oil and Gas (Agência Nacional de Petróleo, Gás Natural, e Biocombustíveis), or the ANP;

•	Petróleo Brasileiro S.A.—Petrobras, or Petrobras;

•	the Brazilian National Environment Council (Conselho Nacional do Meio Ambiente), or the CONAMA;

•	the BP Statistical Review of World Energy; and

•	the World Bank.

Although we have no reason to believe that these sources are not reliable or that any of this information is not accurate or complete in all material respects, neither we, the underwriters nor our independent auditors have independently verified any such information and, therefore, do not guarantee its accuracy or completeness.

Backlog

We maintain a backlog of commitments for contract drilling and FPSO services. Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding any potential rig performance bonuses, which are assumed to be paid to the maximum extent provided for in the respective contracts. Our calculation also assumes 100% uptime of our drilling rigs for the contract period; however, the amount of actual revenue earned and the actual periods during which revenues are earned will be different than the amounts and periods shown in the tables below due to various factors, including, but not limited to, shipyard and maintenance projects, unplanned downtime, weather conditions and other factors that result in applicable dayrates lower than the full contractual operating dayrate. Contract drilling backlog includes revenues for mobilization and demobilization and excludes contract extensions. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated. Our FPSO backlog is calculated for each FPSO by multiplying our percentage participation by the contracted operating dayrate by the firm contract period, in each case with respect to such FPSO.

Rounding

We have made rounding adjustments to certain figures and percentages included in this prospectus. Accordingly, numerical figures presented as totals in some tables may not be an exact arithmetic aggregation of the figures that precede them.

Certain Definitions and Conventions

Definitions

Unless the context otherwise requires, in this prospectus references to:

•	“bbl” are to barrels;

•	“bblpd” are to barrels per day;

•

“boe” are to barrels of oil equivalent; one million boe is equivalent to approximately 5.35 billion cubic feet of natural gas, according to the conversion table from the 2011 BP Statistical Review of World Energy;

•	“boepd” are to barrels of oil equivalent per day;

•	“BOP” are to blowout preventors;

•	“CAGR” are to compounded annual growth rate, a non-GAAP measure;

•

“charters” are to the various contractual arrangements for the hiring of a unit covering both the rental of the unit itself, as provided under a charter contract, and the services required to operate the vessel, which are usually agreed upon under a separate service agreement;

•	“dayrates” are to daily fees earned by a unit, including, among others, the charter fees earned under a charter contract and the service fees earned under a service agreement;

•	“deepwater” are to water depths of approximately 3,000 feet to 7,499 feet;

•

“delivery date” are to (1) the date our offshore or onshore rig or FPSO commenced or is expected to commence operation for the customer or (2) the date on which we acquired the offshore rig operating under an existing contract;

•	“downtime” are to periods in which we do not earn a dayrate because there has been an interruption in activity due to, among other reasons, an operational mistake or equipment malfunction;

•	“DP” are to dynamically-positioned;

•	“E&P” are to exploration and production of hydrocarbons;

•

“FPSO” are to a floating production storage and offloading unit, a type of floating tank system used by the offshore oil and gas industry and designed to take all of the oil or gas produced from nearby platforms or templates, process it, and store it until the oil or gas can be offloaded onto a tanker or transported through a pipeline;

•	“ft” are to foot or feet, a unit of length equal to 12 inches or 0.3048 of a meter;

•	“HP” are to horsepower;

•	“ILS” are to the Index of Cost of Local Workmanship in the Services Rendered;

•	“midwater” are to water depths up to and including approximately 2,999 feet;

•	“pre-salt” are to areas more than 13,120 feet below the seabed, under layers of rock and salt;

•	“SS” are to semi-submersible, a specialized rig design;

•	“stacking” are to maintaining an offshore rig in a yard, shipyard or sheltered waters until it is awarded a new assignment;

•	“stacking period” are to the period in which stacking occurs;

•	“ultra-deepwater” are to water depths of approximately of 7,500 feet or more;

•	“uptime” are to periods in which we earn a dayrate; and

•	“VFD” are to variable frequency drive.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in the common shares of the issuer. You should read the entire prospectus carefully, including the information presented under “Risk Factors” and our consolidated financial statements and notes to our consolidated financial statements, before making an investment decision.

After our proposed corporate reorganization described in “—Recent Developments—Corporate Reorganization” below, Constellation Overseas Ltd. will become a wholly-owned subsidiary of QGOG Constellation S.A., or the issuer.

Overview

We are the largest Brazilian-owned provider of oil and gas contract drilling and FPSO services in Brazil, as measured by offshore units in operation, and one of the ten largest drilling companies globally, as measured by ultra-deepwater and deepwater drilling rigs in operation. We believe that our size and over 30 years of continuous operating experience in this industry provides us a competitive advantage in the Brazilian oil and gas market. In particular, we believe we are well positioned to benefit from the expected increase in ultra-deepwater drilling activity in Brazil, a market segment driven primarily by the recent discoveries of vast potential oil and gas reserves in the pre-salt layer offshore Brazil. We own and hold ownership interests in a fleet of state-of-the-art offshore and onshore drilling rigs and FPSOs, including eight ultra-deepwater rigs in operation or under construction. We have successfully capitalized on our market-leading position and industry expertise to accumulate a current contract backlog of $12.1 billion. We recorded 2011 net operating revenues of $617.5 million and have had a 2009-2011 annual net revenue CAGR of 89.2%. We plan to continue our growth strategy through investments in additional premium ultra-deepwater drilling units and FPSOs. We are part of the Queiroz Galvão Group, one of the largest Brazilian conglomerates with more than $4.4 billion in revenues in 2010 and a proven track record in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel.

We have a strong, long-term relationship with Petrobras, one of the world’s largest integrated oil and gas companies, which has been our major client since we commenced operations in 1981. We believe that our long-term track record in Brazil and our relationship with Petrobras, together with our premium drilling assets, investments in FPSOs and affiliation with the Queiroz Galvão Group, will allow us to capture a significant share of the growing offshore services opportunity in Brazil.

Our Assets

Our assets consist of eight ultra-deepwater drilling rigs in operation or under construction, including three ultra-deepwater drilling rigs recently awarded by Petrobras to our strategic partner Sete Brasil S.A., or Sete Brasil, one deepwater drilling rig, two midwater drilling rigs, investments in four FPSOs and nine onshore drilling rigs. Our services subsidiary Queiroz Galvão Óleo and Gás S.A., or QGOG, will be the sole operator of the rigs in partnership with Sete Brasil and will receive 100% of the services revenues.

Offshore Drilling Rigs

Our offshore drilling assets are currently chartered to Petrobras under long-term contracts. The following table sets forth additional information with respect to each of our offshore drilling assets.

Rig	% Interest	Type	Water Depth (ft)	Delivery Date	Dayrate ($/day) (6)	Charter Expiration Date
Ultra-deepwater
Alpha Star	100%	DP; SS	9,000	July 2011	391,928	July 2017
Lone Star	100%	DP; SS	7,900	April 2011	317,734	March 2018
Gold Star	100%	DP; SS	9,000	February 2010	359,446	February 2015
Amaralina Star (1)	55%	DP drillship	10,000	October 2012	383,507	September 2018
Laguna Star (1)	55%	DP drillship	10,000	December 2012	383,507	November 2018
Urca (2)	15%	DP; SS	10,000	October 2016	525,400	September 2031
Bracuhy (2)	15%	DP; SS	10,000	October 2017	529,500	September 2032
Mangaratiba (2)	15%	DP; SS	10,000	April 2019	533,700	March 2034
Deepwater
Olinda Star	100%	Moored; SS	3,600	August 2009 (3)	270,631	August 2014
Midwater
Alaskan Star	100%	Moored; SS	1,700	1994/2010(4)	269,184	November 2016
Atlantic Star	100%	Moored; SS	2,000	1997/2011(5)	257,944	July 2018

(1)	We hold a 55% interest in these drillships through a strategic partnership with Comercial Perfuradora Delba Baiana Ltda. and Interoil Representação Ltda. Comercial Perfuradora Delba Baiana Ltda. is controlled by Delba Associated Companies, or Delba. We will receive 100% of the charter revenues and 100% of the services revenues until the repayment in full of loans we have made to Delba (with a maximum maturity of 12 years) to fund its equity contributions. See “Business—Shareholder and Joint Venture Agreements—Shareholders’ Agreements Related to Amaralina Star and Laguna Star.”
(2)	In September 2011, we signed a binding term sheet to acquire a 15% interest in these semi-submersible rigs through a strategic partnership with Sete Brasil, which has entered into contracts to construct these rigs. See “Business—Shareholder and Joint Venture Agreements.” In addition, we will be the sole operator and will receive 100% of the services revenues. The charter and service contracts in connection with our partnership with Sete Brasil are expected to be signed in or prior to June 2012.
(3)	Olinda Star underwent an upgrade with total costs of $275.2 million, which was concluded in August 2009.
(4)	We acquired the Alaskan Star in 1994 while it was an operational rig. The Alaskan Star underwent upgrades with total costs of $132.4 million, including the last upgrade concluded in December 2010.
(5)	We acquired the Atlantic Star in 1997 while it was an operational rig. Atlantic Star underwent upgrades with total costs of $116.3 million, including the last upgrade concluded in February 2011.
(6)	Dayrates as of January 31, 2012 (excluding performance bonus).

FPSOs

We have entered into strategic partnerships for our investments in FPSOs with SBM Holding Inc. S.A., or SBM Holding, Mitsubishi Corporation, or Mitsubishi, and BW Offshore do Brasil Ltda., or BWO, to benefit from the increased demand for these FPSOs. These FPSOs are currently chartered to Petrobras. The following table sets forth additional information about the FPSOs in which we have ownership interests:

FPSO	Status	% Ownership		Daily Production Capacity (bbl/day)	Storage Capacity (bbl)	Delivery Date	Charter Expiration Date	Total Charter Amount (in millions of $)
Capixaba	Operating	20%		100,000	1,600,000	2006 (1)	May 2022	1,774.9
Cidade de Paraty	Construction	20%		120,000	2,300,000	March 2013	March 2033	4,254.2
Cidade de Ilhabela	Construction	12.75	% (2)	150,000	2,400,000	July 2014	July 2034	5,220.5
P-63 (Papa Terra) (3)	Construction	—		140,000	2,200,000	March 2013	Feb. 2016	89.1

(1)	The FPSO Capixaba was built in 2006 and we subsequently entered into a partnership with SBM to acquire our interest in this FPSO.
(2)	We currently own an equity interest of 12.75% with an option to increase our interest to 25.5% after the final acceptance.
(3)	We own a 40% participation in the operating contract, not an ownership interest in the asset. The term of the operating contract is for 50 months. Petrobras owns this FPSO and no charter agreement exists.

Onshore Drilling Rigs

The following table sets forth additional information about our onshore drilling assets, which are currently leased to Petrobras, OGX Petróleo e Gás Participações S.A., or OGX, and HRT O&G Exploração e Produção Ltda., or HRT:

Onshore Rig	Type	Drilling Depth Capacity (ft)	Customer	Charter Expiration Date
QG-I	1600HP	16,500	OGX	February 2013
QG-II	1600HP	16,500	Petrobras	January 2014
QG-III	Heli-portable; 1200HP	11,500	Petrobras	April 2014
QG-IV	Heli-portable; 550HP	9,800	Petrobras	April 2014
QG-V	Heli-portable; 1600HP	14,800	Petrobras	April 2015
QG-VI	2000HP	23,000	Petrobras	June 2012 (1)
QG-VII	2000HP	23,000	Petrobras	June 2012 (1)
QG-VIII	Heli-portable; 1600HP	14,800	HRT	April 2015
QG-IX	Heli-portable; 1600HP	14,800	HRT	April 2015

(1)	This lease agreement is being renewed.

Market conditions in the Brazilian oil and gas sector

According to the 2011 BP Statistical Review of World Energy, Brazil’s oil and natural gas reserves are among the fastest growing in the world. Proved oil reserves in Brazil have grown from 4.5 billion barrels at the end of 1990 to 14.2 billion barrels at the end of 2010. During the same period, proved natural gas reserves in Brazil grew from 4.0 trillion cubic feet to 14.7 trillion cubic feet. The Campos and Santos Basins account for the majority of the growth in these reserves in recent years. The Campos Basin covers approximately 100,000 km2 (24.7 million acres) and currently accounts for nearly 86% of Brazil’s oil production and 80% of Petrobras’ proven crude oil reserves in Brazil. The Santos Basin is located in the southeastern region off the Brazilian coast, covering an area of approximately 350,000 km² (86.5 million acres) and is currently considered the most promising exploration and production area in Brazil, due to recent discoveries in the pre-salt layer. As disclosed by Petrobras, the Lula Field (formerly know as the Tupi Field), recently discovered in this basin, contains an estimated recoverable volume of 6.5 bboe of reserves, and there are significant volumes in other relevant discoveries in other fields in the same basin, such as the Guará, Carioca and Jupiter Fields.

While pre-salt activity currently only comprises 2% of Brazil’s total current production, it is expected to increase to over 40% by 2020 according to Petrobras. The anticipated development of the pre-salt offshore fields contributes largely to the growth prospects of the Brazilian oil and gas industry. From 2005 to 2010, 51% of new discoveries globally were in deepwater and, of those, 62% were in Brazil according to Petrobras.

In July 2011, Petrobras disclosed its five-year investment plan, which provides for an aggregate of $225 billion in capital expenditures from 2011 through 2015. Approximately $128 billion (or 57%) of these capital expenditures are budgeted for E&P projects, with $118 billion to be spent in Brazil which has led to an increase in demand for our services, which we expect will continue in the coming years. Petrobras expects its total production to more than double from the current 2.8 million boepd to an estimated 6.4 million boepd in 2020.

Our competitive strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

Strong competence in ultra-deepwater drilling in Brazil. We have a long track record of operating drilling rigs for the exploration of oil and gas in Brazilian waters. In the ultra-deepwater segment, we currently operate a fleet of three drilling rigs which drilled ten wells in 2010 and 2011. Our fleet of ultra-deepwater drilling rigs is one of largest and most technically advanced Brazilian owned ultra-deepwater fleets in the industry. Ultra-deepwater drilling is inherently more complex and operationally challenging than drilling in shallower water depths. We are one of a small group of Brazilian contract drillers with commercial scale and demonstrated ultra-deepwater drilling expertise. Our deepwater contract drilling operations achieved 94% average uptime in 2011 and we expect to improve our performance in 2012 following the ramp-up of our deepwater rigs. After the initial ramp-up period of 24 months, we expect to achieve average uptime for our ultra-deepwater rigs that is consistent with the performance our deepwater rig achieved in 2011.

Premium fleet of offshore drilling rigs. We have a technologically advanced fleet of drilling rigs constructed by many of the world’s leading shipyards, including Samsung and Keppel FELS. Our existing ultra-deepwater rigs have the capability to operate in water depths of up to 9,000 feet and drill to a total well depth of 30,000 feet. We also have two ultra-deepwater drillships that will be delivered this year, the Amaralina Star and the Laguna Star, which will be capable of drilling in water depths of up to 10,000 feet and drill to a total well depth of 40,000 feet. We have regularly upgraded our drilling rigs to incorporate technological advances that increase the efficiency of our operations. As of the date of this prospectus, all of our offshore drilling rigs were either less than three years old or have been fully upgraded within the last three years.

Strong relationship with Petrobras. We have maintained a strong and long-standing relationship with Petrobras having performed continuous drilling services for the company since 1981. Our extensive knowledge and experience in the Brazilian drilling market is the basis of our strong relationship. All of our offshore drilling rigs, all of the FPSOs in which we have investments and six of our onshore drilling rigs are currently chartered to Petrobras. In addition, most of our senior executives have more than 30 years of experience working with Petrobras. We believe we are well positioned to continue as a strategic service provider to Petrobras by renewing our current charter and service contracts and entering into new charter and service contracts. We further believe that the Queiroz Galvão Group’s long, close business relationship with Petrobras in a number of areas, including heavy construction and E&P, also strengthens our business prospects in the oil and gas industry.

Financial ability to execute growth plan. We enter into long-term charter contracts with respect to all of our offshore drilling rigs and FPSOs. Our contract profile provides significant revenue visibility which enables ongoing access to various sources of capital. Typically, we fund the majority of investments in new offshore assets through the project finance and capital markets. Our long-term contracts, our significant experience with obtaining financing, even under distressed markets, and our regular dialogue with international banks, lenders and investors increase our ability to obtain capital to fund additions to our fleet of offshore assets.

High safety standards and strong track record. In addition to our focus on operational performance and drilling efficiency, we operate with the highest Quality, Health, Safety and Environment, or QHSE Standards. All of our operations are certified by ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards, which were renewed in November 2011. Although not mandatory in our line of business, our adoption of these standards is a testament to our commitment to QHSE.

Highly skilled employees with low turnover. We employ skilled personnel to operate and provide technical services to, and support for, our rigs. We enjoy low turnover levels among the crew and key officers of our drilling units, which is an important factor in achieving high levels of uptime of our rigs and which is especially critical in the skilled-personnel labor market in Brazil. We employ an ongoing, robust training program for all of our employees, which promotes, among other factors, superior safety practices. We use this program to develop talent organically and to regularly promote people from within the organization into more senior positions.

Highly experienced management team backed by a strong shareholder group. Our management team is comprised of highly trained executives, some with more than 30 years of experience in the Brazilian and global oil and gas sector. Our executives have in-depth knowledge of drilling and FPSO operations, including project bidding, procurement, overseeing construction and upgrades of drilling rigs and the efficient, safe and profitable operation of our assets. Moreover, prior to joining us, many of our key executives worked at Petrobras and other international oil and gas companies, as well as leading global services companies.

Our controlling shareholders are members of the Queiroz Galvão family, which controls the Queiroz Galvão Group. In 2010, the consolidated gross revenue of the Queiroz Galvão Group, was $4.4 billion. We believe that the Queiroz Galvão Group’s recognized financial strength, geographic diversity, and successful business track record in a wide spectrum of industries, represent key competitive advantages for our development and growth.

In June 2010, private equity funds managed by Capital International, Inc., or Capital, acquired a 19.5% interest in our capital stock. International Finance Corporation, or IFC, a member of the World Bank Group, also holds a 4.5% equity interest in us through Capital. IFC is also a long-term partner with a history of lending to us. IFC encourages and assists its invested companies to achieve high environmental and social standards.

Our business strategies

To grow and further strengthen our position as the largest Brazilian-owned provider of drilling and FPSO services in Brazil and to provide attractive returns on our invested capital, we are pursuing the following strategies:

Capitalize on our market-leading position in the Brazilian ultra-deepwater drilling and FPSO sectors. As a recognized Brazilian market leader, we intend to capitalize on our strong market position in Brazil and close relationship with Petrobras to aggressively grow our ultra-deepwater and FPSO operations. For example, we entered into a partnership with Sete Brasil in which we will own a 15% equity interest in and operate three ultra-deepwater drilling rigs that will be built at the BrasFELS Shipyard, a subsidiary of Keppel FELS Ltd., and the shipyard with the strongest track record in Brazil. These three rigs are expected to commence operations in 2016, 2017 and 2019, respectively, and we will operate these units for Petrobras. We have also entered into a partnership with SBM Holding and Mitsubishi through which we have a right of first refusal to participate in future FPSO projects contracted with Petrobras in Brazil. We intend to further develop our FPSO partnerships in Brazil through the co-ownership and operation of additional FPSO units.

Expand our business by investing in state-of-the-art ultra-deepwater drilling rigs. We have planned approximately $5.2 billion of investments in new drilling rigs and FPSOs through 2015 to take advantage of Petrobras’ significant capital expenditure plan and expand our dominant position in Brazil. We are focused on using and investing in new and proven technologies that have the potential to maximize efficiency, reduce environmental impact and enhance safety. We expect that all rigs we procure will be constructed under fixed-price contracts with top-rated shipyards.

We also consider exploring strategic acquisitions of drilling assets, or investments in contract drilling companies, on an opportunistic basis, that we expect could enhance our growth, create value and increase our global market share. We believe that our extensive knowledge of the Brazilian oil and gas market, particularly in ultra-deepwater operations, will be critical in the pursuit of these opportunities either in Brazil or outside Brazil.

Strengthen our relationship with Petrobras and other companies. Our longstanding and strong relationship with Petrobras positions us well to capitalize on the expected growth in the Brazilian and global oil and gas markets. We intend to continue to work to strengthen our relationship with Petrobras to develop additional offshore and onshore drilling projects. In addition, we will continue to strengthen our relationships with international companies and other Brazilian companies in an effort to opportunistically pursue other offshore and onshore projects.

Seek revenue visibility through financially attractive long-term contracts. We believe that our focus on long-term contracts reduces our exposure to market risks and provides access to stable and reliable revenues. The average length of charter contracts in Brazil is longer than in other markets. Our focus on long-term contracts for exploration and development projects in deep and ultra-deepwater continues to strengthen our relationship with Petrobras, who values reliability and superior service. We believe that our long-term contracts will increase our ability to raise capital for the acquisition of additional drilling and FPSO units as well as to fund other growth opportunities. In addition, given the expected growth in demand for offshore drilling rigs globally and in Brazil, we intend to seek to negotiate higher dayrates upon the expiration of our current contracts. We plan to achieve this by seeking contracts that require the most technologically advanced rigs, needed for more complex ultra-deepwater and deepwater drilling services.

Focus on high operational performance and QHSE standards. We intend to maintain our strong focus on the continued high quality performance and safety of our operations. Our management team is dedicated to the superior performance of our assets by hiring and retaining highly-skilled employees and training current employees. We maintain high QHSE standards by maintaining our certifications in ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards and focusing on investing in state-of-the-art technology and performing planned maintenance on our drilling units. In addition, we are committed to continuing to provide safety and efficiency training to maintain the quality our clients expect from us, including low downtime for our rigs.

Risk Factors

Investing in the common shares of the issuer involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in the common shares of the issuer. If any of these risks actually were to occur, our business, financial condition or results of operations would likely be materially adversely affected, the trading price of the common shares of the issuer would likely decline and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	Currently, we derive nearly all of our revenue from Petrobras. The loss of Petrobras as our customer, or a reduction of our revenue from Petrobras, could have a material adverse impact on us;

•

Our customers may seek to renegotiate or terminate certain of our drilling contracts if we experience excessive delivery and acceptance delays for our assets, downtime, operational difficulties or safety-related issues, or in case of non-compliance with our obligations set forth in the drilling contracts, which would materially adversely affect our ability to realize our backlog of contract revenue;

•	If we are unable to renew or obtain new and favorable contracts to replace contracts for rigs that expire or are terminated, our revenue and profitability would be materially and adversely affected;

•

The vast majority of our contracts with our customers are long-term dayrate contracts. Increases in our operating costs, which fluctuate, including based on certain events outside our control, could materially adversely affect our profitability;

•

Rig and FPSO upgrade, refurbishment, repair and construction projects are subject to risks, including delays and cost overruns, which could have a material adverse impact on our available cash resources and results of operations;

•

The ownership and operation of rigs and FPSO units involves numerous operating hazards, and the insurance we purchase may not cover all of our losses and may not be renewed on favorable terms, including reasonable prices. Accidents may subject us to civil, property, environmental and other damage claims, including by Petrobras, federal, state or municipal governmental entities in Brazil, and third parties;

•	We have a limited number of potential customers;

•

A substantial or extended decline in expenditures by oil and gas companies due to a decline or volatility in oil and gas prices may reduce long-term demand for our services and adversely affect our ability to successfully negotiate the renewal terms of our current charter and service contracts over the long-term or enter into new charter or service contracts in case of early termination of our current contracts;

•	Global ultra-deepwater rig and FPSO demand is highly dependent on Petrobras’ development plan for offshore drilling in Brazil;

•	Our industry is highly competitive and cyclical, with potential intense price competition and oversupply of drilling equipment;

•

We depend on a limited number of key suppliers and vendors to provide equipment that we need to operate our business and any failure by our key suppliers and vendors to supply necessary equipment on a timely basis or at all, could materially adversely affect us;

•

We have a limited operating history in the ultra-deepwater sector, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in the common shares of the issuer;

•

Our failure to maintain or renew all necessary authorizations and certifications required for the operation of our rigs, and changes in current licensing regimes may have a material adverse effect on our operations; and

•

Complex and stringent environmental laws and regulations may increase our exposure to environmental and other liabilities, may increase our exposure to environmental and other liabilities, and may increase operating costs and adversely affect the operation of our rigs.

Recent Developments

Corporate reorganization

Our offshore drilling assets are owned by special purpose vehicles, or SPVs, that we own and control. We also own and control other SPVs that are party to our charter agreements with Petrobras. In addition, we own 100% of the outstanding preferred shares and 49% of the outstanding common shares of Queiroz Galvão Óleo e Gás S.A., or QGOG, which is party to all of our services agreements and the lease agreements for all our onshore drilling rigs. The remaining 51% of QGOG’s voting capital stock is owned by QG S.A. In connection with the shareholders’ agreement, QGOG Participações S.A., or QGOGPar, also entered into a call option agreement to purchase the remaining 51% of QGOG’s common shares.

We are currently controlled by three holding companies that are owned by the Queiroz Galvão family, which collectively own approximately 80.5% of our outstanding equity, with the remaining 19.5% owned by private equity funds managed by CIPEF.

We are in the process of implementing a corporate reorganization, which when fully implemented will result in QGOG Constellation S.A., the issuer of the common shares being offered hereby, owning indirectly all of the oil and gas contract drilling and FPSO assets currently owned by our company through three wholly-owned sub-holdings:

•

QGOG Star GmbH, an entity organized under the laws of Switzerland, which will wholly-own Constellation Overseas Ltd. Constellation Overseas Ltd. will continue to wholly-own, directly and indirectly, the entities that own our drilling rigs.

•	Arazi S.à.r.l, or Arazi, an entity organized under the laws of Luxembourg, which owns our interest in FPSO Capixaba, FPSO Cidade de Ilhabela and FPSO Cidade de Paraty.

•

Constellation Netherlands B.V., an entity organized under the laws of the Netherlands on April 3, 2012, which will indirectly wholly-own the entities that are party to our offshore charter agreements with Petrobras.

Our current corporate structure is as set forth below.

(1)	The Queiroz Galvão Family holds approximately 80.5% of our common shares.
(2)	CIPEF Constellation Coinvestment Fund, L.P. holds approximately 9.1% of our common shares and CIPEF V Constellation Holding, L.P. (Delaware) holds approximately 10.4% of our common shares.
(3)	Issuer.
(4)	Constellation Services S.A. (BVI), Lone Star Offshore Ltd. (BVI), Gold Star Equities Ltd. (BVI), Olinda Star Ltd. (BVI), Snover Intl. Inc (BVI), Alpha Star Equities Ltd. (BVI), Lancaster Projects Corp. (BVI), Laguna Star Ltd. (BVI), Dorgaly Tech Inc. (BVI), Amaralina Star Ltd. (BVI), Melbhouse Park Ltd. (BVI), Arazi S.à.r.l. (Luxemburg), New Canyon City Inc. (BVI), Belcher Group (BVI), Bonvie Investments (BVI), Hopelake Services Ltd. (BVI), Alaskan Star Ltd. (BVI) Star International Drilling Limited (Cayman Islands) and QGOG Atlantic/Alaskan Rigs Ltd. (BVI).

(5)	Star International Drilling Limited (Cayman Islands), London Tower CV (The Netherlands), Positive Investments (The Netherlands), Keam Holdings CV (The Netherlands), Becrux B.V. (The Netherlands), Mimosa B.V. (The Netherlands), Eiffel Ridge Group C.V. (The Netherlands), Palase CV (The Netherlands) and Podocarpus CV (The Netherlands).
(6)	QGOGPar holds 49% and 100% of the common shares and preferred shares, respectively, of QGOG.
(7)	QG S.A. holds 51% of the common shares of QGOG.
(8)	QGOG is our services subsidiary. QGOGPar holds a call option to purchase the remaining 51% of QGOG’s common shares from QG S.A. and effectively give QGOGPar control over QGOG.

The following shows our expected final corporate structure, following our completion of the implementation of our corporate reorganization:

(1)	The Queiroz Galvão Family holds 100% of Queiroz Galvão Oil & Gas International S.à.r.l. (Luxembourg), which will hold approximately 80.5% of the common shares of the issuer prior to this offering.
(2)	CIPEF Constellation Coinvestment Fund, LP (Delaware) holds 100% of Constellation Coinvestment S.à.r.l. (Luxembourg), which will hold approximately 9.1% of the common shares of the issuer prior to this offering. CIPEF V Constellation Holding, LP (Delaware) holds 100% of Constellation Holdings S.à.r.l. (Luxembourg), which will hold approximately 10.4% of the common shares of the issuer prior to this offering.
(3)	Issuer.
(4)	Constellation Services S.A. (BVI), Lone Star Offshore Ltd. (BVI), Gold Star, Equities Ltd. (BVI), Olinda Star Ltd. (BVI), Snover Intl. Inc (BVI), Alpha Star Equities Ltd. (BVI), Lancaster Projects Corp. (BVI), Laguna Star Ltd. (BVI), Amaralina Star Ltd. (BVI), Hopelake Services Ltd. (BVI), Alaskan Star Ltd. (BVI) Star International Drilling Limited (Cayman Islands) and QGOG Atlantic/Alaskan Rigs Ltd. (BVI).

(5)	London Tower CV (The Netherlands), Positive Investments (The Netherlands), Keam Holdings CV (The Netherlands), Becrux B.V. (The Netherlands), Eiffel Ridge Group C.V. (The Netherlands), Palase CV (The Netherlands) and Podocarpus CV (The Netherlands).
(6)	QGOGPar holds 49% and 100% of the common shares and preferred shares, respectively, of QGOG.
(7)	QG S.A. holds 51% of the common shares of QGOG.
(8)	QGOG is our services subsidiary. QGOGPar holds a call option to purchase the remaining 51% of QGOG’s common shares from QG S.A. effectively give QGOGPar control over QGOG.
(9)	Arazi holds our investments and participations in FPSOs.

FPSO Cidade de Ilhabela

With respect to the FPSO Cidade de Ilhabela, we executed the charter and service agreements, effective April 4, 2012. The agreements include a 20-year charter agreement with Guará B.V., a consortium formed by Petrobras, BG and Repsol Sinopec Brasil, and the corresponding services contract with Petrobras. See “Business—Our Fleet and Investments—FPSOs—FPSO Cidade de Ilhabela.”

Amaralina Star and Laguna Star Project Financing

In order to finance the construction and operation of Amaralina Star and Laguna Star, in March 2012, Amaralina Star Ltd. and Laguna Star Ltd., each an indirect subsidiary of the issuer, entered into a syndicated, secured credit facility with the various financial institutions party thereto, as lenders, the Norwegian government, represented by The Norwegian Ministry of Trade and Industry, as lender, HSBC Bank USA, National Association, as administrative agent, and HSBC Bank USA, National Association, as collateral agent, in an aggregate principal amount of $943.9 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Amaralina Star and Laguna Star Project Financing.”

Sete Brasil

In September 2011, we signed a binding term sheet to acquire a 15% equity interest in three SPVs, each of which owns an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) in partnership with Sete Brasil. Sete Brasil has been awarded charter agreements with respect to these assets from Petrobras, and the contracts are expected to be signed in or prior to June 2012. These three ultra-deepwater semi-submersible rigs are expected to be delivered in 2016, 2017 and 2019, respectively. QGOG will be the sole operator of these rigs. See “Business—Our Fleet and Investments—Sete Brasil.”

Corporate information

The issuer was incorporated as a société anonyme under the laws of Luxembourg on August 30, 2011. The issuer’s principal executive offices are located at 40, avenue Monterey, L-2163 Luxembourg. The issuer’s telephone number is +352 20 20 2401.

THE OFFERING

The following is a brief summary of the terms of this offering. For a more complete description of the common shares of the issuer, see “Description of Capital Stock” in this prospectus.

Issuer	QGOG Constellation S.A.

Primary Offering	The issuer is offering common shares.

Offering Price Range	Between $ and $ per share.

Option to Purchase Additional Shares	The issuer has granted the underwriters the right to purchase an additional common shares within 30 days from the date of this prospectus.

Use of Proceeds	We estimate that the net proceeds to the issuer in this offering (based on the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriters’ discounts and commissions and estimated expenses incurred in connection with this offering, will be $ million. If the underwriters exercise their option to purchase additional securities in full, we estimate that the issuer’s net proceeds will be approximately $ million.

The issuer intends to use such net proceeds to finance our expansion strategy, including exercising options to acquire two ultra-deepwater rigs and to enhance our capital structure. See “Use of Proceeds.”

Share Capital Before and After Offering	The issued and outstanding share capital consists of common shares as of the date of this prospectus. Immediately after the offering, the issuer will have common shares issued and outstanding, assuming no exercise of the underwriters’ options to purchase additional securities. If the underwriters exercise their option to purchase additional securities in full, we will have common shares issued and outstanding.

Voting Rights	Holders of the issuer’s common shares are entitled to one vote per common share in all shareholders’ meetings. See “Description of Capital Stock—Voting Rights.”

Dividends	Any future determination relating to the issuer’s dividend policy will be made by board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition and future prospects and other factors that its board of directors may deem relevant. See “Dividend Policy.”

Lock-up Agreements	The issuer has agreed with the underwriters, subject to certain exceptions, not to sell or dispose of any common shares or securities convertible into or exchangeable or exercisable for any common shares during the period commencing on the date of this prospectus until 180 days after the completion of this offering. Members of the issuer’s Board of Directors, its executive officers and certain of its significant shareholders have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Listing	The issuer intends to apply to list its common shares on the New York Stock Exchange under the symbol .

Risk Factors	Investing in the common shares involves a significant degree of risk. See “Risk Factors” beginning on page 14 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the common shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase additional securities.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary financial and other data. You should read the following summary consolidated financial and other data in conjunction with “Presentation of Financial and Other Information”. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or IASB. The summary consolidated statement of income and summary consolidated balance sheet data as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	For the year ended December 31,
	2011	2010	2009
Statement of Operations Data:	(in millions of $, except per share data)

Net operating revenue	617.5	362.1	172.5
Costs of services	(478.5)	(277.9)	(153.3)

Gross profit	139.0	84.2	19.2
General and administrative expenses	(29.8)	(24.7)	(20.0)
Other operating expenses, net	(11.3)	(34.3)	(15.9)

Operating profit (loss)	97.9	25.2	(16.6)
Financial costs, net	(118.5)	(76.3)	(32.0)
Share of results of joint ventures	1.0	6.2	6.8

Loss before taxes	(19.5)	(44.9)	(41.8)
Taxes	(5.1)	1.5	0.9
Loss for the year	(24.7)	(43.5)	(40.8)

Net loss per share (1):
Basic	(0.38)	(0.86)	(0.91)
Diluted	(0.38)	(0.86)	(0.91)
Weighted average shares outstanding (thousands of shares):
Basic	55,632	50,689	44,763
Diluted	55,632	50,689	44,763

(1)	Net income per share as attributed to the company excludes losses attributed to non-controlling interest of $3.8 million in 2011.

The following table sets forth a reconciliation of our EBITDA to loss for each of the years presented.

	For the year ended December 31,
	2011	2010	2009
Other Financial Information:	(in millions of $)

Loss for the year	(24.7)	(43.5)	(40.8)
(+) Financial costs, net	118.5	76.3	32.0
(+) Taxes	5.1	(1.5)	(0.9)
(+) Depreciation	131.3	90.6	49.5

EBITDA(1)(2)	230.3	122.0	39.7

EBITDA margin (%) (3)	37.3%	33.7%	23.0%

(1)	EBITDA was adversely impacted by provisions related to penalties due to late delivery of $10.8 million, $35.0 million and $17.3 million in 2011, 2010 and 2009, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operation—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010—Other Operating Expenses, Net” and “—Year Ended December 31, 2010 Compared with Year Ended December 31, 2009—Other Operating Expenses, Net.”
(2)

EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial income (expenses), net, income taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definition used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial expenses, taxes, depreciation, capital expenses and other related expenses. We use EBITDA as a supplemental means to measure our operating performance.
(3)	EBITDA margin is a non-GAAP measure prepared by us. EBITDA margin is calculated by dividing EBITDA by net operating revenue for the applicable period.

	As of December 31,
	2011	2010
Consolidated Statement of Financial Position:	(in millions of $)

Cash and cash equivalents	188.9	84.3
Short-term investments	138.7	8.5
Restricted cash	26.3	29.6
Total assets	4,695.7	3,653.0
Total loans and financings	2,440.5	2,006.3
Total liabilities	3,547.9	2,419.5
Shareholders’ equity	1,147.7	1,233.4

RISK FACTORS

This initial public offering and an investment in the common shares of the issuer involve a significant degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to buy the common shares of the issuer. If any of the following risks were to occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of the common shares of the issuer would likely decline and you might lose all or part of your investment.

For purposes of this section, the indication that a risk, uncertainty or problem may or will have a “material adverse effect on us” or that we may experience a “material adverse effect” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition or results of operations and/or the market price of the common shares, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

Risks Related to our Company

Currently, we derive nearly all of our revenue from Petrobras. The loss of Petrobras as our customer, or a reduction of our revenue from Petrobras, could have a material adverse impact on us.

During the year ended December 31, 2011 our gross revenue from Petrobras represented 93% of our total gross revenue. Most of our existing rigs, including six onshore rigs and six semi-submersible rigs and one FPSO in which we have an investment, are chartered to Petrobras. In addition, we currently have two drillships and three FPSOs (in which we have investments) under construction for which we have entered into long-term charter agreements with Petrobras. Our results of operations would be materially adversely affected if Petrobras were to terminate its contracts with us, fail to renew its existing contracts with us or refuse to award new contracts to us, as there are only a limited number of potential customers that are available to replace Petrobras. Petrobras is the largest E&P company in Brazil, so if it were to take any of these actions, we may be unable to enter into new charter or lease agreements for our rigs and the FPSOs on similar terms or on a timely basis, if at all, which would have a material adverse effect on us.

Our customers may seek to renegotiate or terminate certain of our drilling contracts if we experience excessive delivery and acceptance delays for our assets, downtime, operational difficulties or safety-related issues, or in case of non-compliance with our obligations set forth in the drilling contracts, which would materially adversely affect our ability to realize our backlog of contract revenue.

Our contracts with our customers permit them to terminate or seek to renegotiate their contracts, or seek to impose. If we experience (1) delays in delivering a contracted rig, (2) any failure of a contracted rig to pass initial acceptance testing within the period specified in the contract, (3) downtime or operational problems that exceed permissible levels under our contracts, (4) specified safety-related issues, or (5) in case of our failure to comply with other obligations set forth in such contracts. The damages we suffer and the expenses we incur from any of these events are not always fully reimbursable by the shipyards constructing the units. Furthermore, certain of our contracts include termination provisions in the event of our poor performance, our bankruptcy or other events, with little prior notice and without penalty to us or any early termination payment. Early termination of a contract may result in a rig being idle for an extended period of time. If our customers were to cancel any of our contracts and we are unable to secure a replacement contract on substantially similar terms, or at all, our revenue and profitability could be materially adversely affected.

As of the date of this prospectus, our contract backlog was approximately $12.1 billion for future revenue under firm commitments. If we are unable to perform under these contracts and our customers seek to cancel or renegotiate our drilling contracts, our backlog of drilling revenue may not be ultimately realized, which may have a material adverse effect on our revenues and operating cash flows. Similarly, we currently expect our capital expenditure requirements to be in the amount of $5.2 billion through 2015. If our capital expenditure requirements are higher than what we currently expect, our results of operations and financial condition could be materially adversely affected.

If we are unable to renew or obtain new and favorable contracts to replace contracts for rigs that expire or are terminated, our revenue and profitability would be materially and adversely affected.

Our existing drilling and FPSO contracts are scheduled to expire between 2012 and 2034. Our ability to renew these contracts or obtain new contracts on similar terms and conditions will depend on market conditions at the time of their scheduled expiration. We may be unable to renew our contracts that expire or obtain new contracts for these rigs, and the dayrates under any new or renewed contracts may be substantially lower than the dayrates in existing contracts, which could materially and adversely affect us.

The vast majority of our contracts with our customers are long-term dayrate contracts. Increases in our operating costs, which fluctuate, including based on certain events outside our control, could materially adversely affect our profitability.

In periods of rising demand for rigs, drilling contractors generally prefer to enter into well-to-well or other shorter term contracts that allow the contractor to profit from increasing dayrates, while customers with established long term drilling programs typically prefer longer term contracts in order to maintain dayrates at a consistent level. Conversely, in periods of decreasing demand for offshore drilling rigs, drilling contracts generally prefer longer term contracts to preserve dayrates and avoid idle periods, while customers generally prefer well-to-well or shorter term contracts that allow the customers to benefit of the decreasing daily rates. We expect, based on our contracted backlog, that the great majority of our revenues for the foreseeable future will come from long-term contracts, so we may be unable to fully benefit from increasing dayrates in an improving market, which could adversely affect our profitability.

In general, our operating costs increase as the business environment for drilling services improves and demand for oilfield equipment and skilled labor increases. In addition, the costs of materials, parts and equipment maintenance fluctuate depending on the type of activity and the age and condition of the equipment. While many of our contracts include escalation provisions that allow us to increase the dayrate based the consumer price index as published by the United States Bureau of Labor Statistics, the timing and amount we earn from these higher dayrates may differ or be delayed from our actual increased operating costs. Additionally, we may incur expenses relating to preparation for drilling operations under a new contract. If our rigs are idle between assignments, the opportunity to reduce the size of our crews on these rigs may be limited as our crews may be engaged in preparing the rig for a new assignment. When a rig faces longer idle periods, reductions in operating costs also may take time as our crew may be required to prepare the idle rig for stacking and maintenance in the stacking period. Our increased operating costs and financial expenses have resulted in our operating at a net loss in recent fiscal years and there can be no assurance that we will operate at a net profit in any future periods. Given our high percentage of long-term dayrate contracts with limited cost escalation provisions, we may not be able to recoup increased operating costs, which may affect our margins and profitability.

Rig and FPSO upgrade, refurbishment, repair and construction projects are subject to risks, including delays and cost overruns, which could have a material adverse impact on our available cash resources and results of operations.

We have a total of six operational semi-submersible rigs and two drillships under construction. In addition, we have investments in partnerships that are converting three additional units into FPSOs. We have expended, and will continue to expend, significant amounts on the construction or refurbishment of these rigs. In addition, we make significant upgrades, refurbishments and repairs to our fleet from time to time. In 2012, we have budgeted approximately $1.5 billion for the construction, refurbishment and upgrading of our other rigs, including amounts we are responsible for with our partners in connection with the FPSO units being converted. We may also decide to procure the construction of additional rigs from time to time. While we generally enter into fixed price EPC contracts for the construction or refurbishment of our vessels, these projects remain subject to risks of delays or cost overruns, including costs or delays resulting from factors such as:

•	failure or delay of third-party equipment vendors or service providers;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	shortage of shipyard capacity globally and in Brazil;

•	work stoppages; and

•	impact of new governmental regulations, among others.

Significant cost overruns or delays, for these or other reasons could materially adversely affect our financial condition and results of operations. The damages we suffer and the expenses we incur from any of these events are not always fully reimbursable by the shipyards constructing the units. Additionally, actual capital expenditures for rig upgrade, refurbishment and construction projects could materially exceed our budgeted capital expenditures.

We are a holding company that depends on dividend distributions from our operating subsidiaries, and we have a substantial amount of indebtedness, which could restrict our financing and operating flexibility.

As of December 31, 2011, our total aggregate outstanding indebtedness was $2,440.5 million. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could materially adversely affect us. In particular, our loans we incurred to finance the construction or refurbishment of our rigs are secured by the rigs and related assets, including accounts into which the amounts payable under our charter and services agreements are required to be paid. We are a holding company that depends on dividend distributions from our operating subsidiaries. The terms of most of our debt instruments restrict the ability of our project subsidiaries, to pay dividends, incur additional debt, grant additional liens, sell or dispose of assets and enter into certain acquisitions, mergers and consolidations, except with the prior consent of the respective creditors. Furthermore, some of our debt instruments include financial covenants that require us and/or our subsidiaries to maintain compliance with certain specified financial ratios. The terms of the credit agreement for our Alpha Star semi-submersible drilling rig and our Amaralina Star and Laguna Star drillships provide that if the charter or service agreements for these units are not renewed or replaced on terms satisfactory to the lenders, a cash sweep will be implemented on the eighteenth month prior to the maturity of the respective loans.

The occurrence of a payment event of default or acceleration under our debt instruments may trigger events of defaults or cross-defaults under our other debt instruments. We may be unable to incur additional debt in an amount necessary to finance our capital expenditure needs, which could materially and adversely affect us.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, sell assets or seek to raise additional equity capital.

Our growth plan requires substantial additional capital, and we may be unable to obtain needed capital or financing on satisfactory terms, or at all.

Our industry is capital intensive. We expect to make substantial capital expenditures in the construction of rigs and investments in FPSOs. We have budgeted capital expenditures of approximately $5.2 billion until 2015 in connection with the acquisition of new rigs and investments in FPSOs as well as our currently existing construction and refurbishment projects. We intend to finance our future capital expenditures with cash flow from our operations, the proceeds from this and future equity offerings and additional debt financings. If we are unable to obtain debt financing on favorable terms or at all, or if the cash generated by our operations, when taken together with available debt financing, is insufficient to meet our capital expenditure requirements, our ability to fund our capital expenditure requirements could be impaired, which would materially adversely affect us.

The ownership and operation of rigs and FPSO units involves numerous operating hazards, and the insurance we purchase may not cover all of our losses and may not be renewed on favorable terms, including reasonable prices. Accidents may subject us to civil, property, environmental and other damage claims, including by Petrobras, federal, state or municipal governmental entities in Brazil, and third parties.

Although we follow industry best practices, our oil and gas service operations, particularly our rigs and FPSOs in which we hold investments, are subject to hazards inherent to drilling and FPSO activities and operation of oil and gas wells, such as: fires; explosions; pressures and irregularities in formations; blowouts and surface cratering;

uncontrollable flows of underground gas, oil and formation water; natural disasters, such as adverse weather conditions, pipe or cement failures, casing collapses, lost or damaged oilfield drilling and service tools; and environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases and oil. The occurrence of any of these events could result in the suspension of our drilling or FPSO operations, severe damage to, or destruction of, our rigs, injury or death to our personnel and environmental damage and resulting containment and clean-up costs, in addition to other administrative and criminal penalties. We are also subject to personal injury and other claims by the crews of our rigs as a result of both marine and drilling operations. We may also be subject to potentially unlimited civil, property, environmental and other damage claims by Petrobras, federal, state or municipal governmental entities and authorities in Brazil, and affected third parties.

We currently have insurance for our rigs covering their hulls and machinery, liability in connection with certain environmental damage and removal of wreck or debris and third parties liabilities, in amounts that our management deems appropriate. See “Business—Insurance.” All of our dynamically positioned rigs have business interruption insurance, and we intend to seek to acquire business interruption insurance for our drillships.

However, there can be no assurance that insurance we currently have, or insurance we seek to acquire, will be available to us on favorable terms, at reasonable prices or at all, that the amounts of such insurance will be sufficient to cover the related losses, including after taking into account loss deductibles on such insurance, or that the insurers will not dispute their obligations under the policies for any applicable losses.

In addition, at the time of any renewal of the insurance on our rigs, the coverage available to us may be significantly less than our existing coverage and the premiums we are required to pay may be substantially higher than those under our existing policies.

Any of these risks could have a material adverse affect on us, and our ability to conduct our operations.

We have a limited number of potential customers.

The E&P market in Brazil is dominated by Petrobras, and the number of other oil and gas E&P companies in the market is limited. Further, mergers among oil and natural gas E&P companies have reduced, and may from time to time further reduce, the number of available customers. In addition, as a result of recently adopted rules, Petrobras will be the sole operator in the Brazilian pre-salt areas under a production sharing regime, further limiting the number of customers available for our units. A reduced number of potential customers could increase the ability of remaining potential customers to achieve favorable pricing terms, which would adversely affect us.

We may be subject to conflicts of interest in future transactions with related parties.

We expect to capitalize on synergies with other companies in the Queiroz Galvão Group during the design, development, construction and utilization of our rigs. We also may enter into charter and services agreements with Queiroz Galvão Exploração e Produção S.A., or QGEP, our affiliate that is involved in E&P operations in Brazil, and QUIP S.A., or QUIP, a construction services affiliate currently involved in the construction of the FPSO P-63. For instance, in the future, we may enter into agreements for the construction of drillships with a shipyard company in which an affiliate of ours owns a substantial equity stake. Although we have no obligation to enter into transactions with related parties, and if we do enter into any such transactions we will do so under terms negotiated on an arm’s length basis, conflicts of interests may arise from our relationship with other companies in the Queiroz Galvão Group and our controlling shareholders, which may adversely affect, interrupt or alter our relationship with other companies in the Queiroz Galvão Group and materially adversely affect our results of operations.

QG S.A. holds 51% of QGOG’s voting capital stock, which may give rise to additional conflicts of interests with our public shareholders. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Risks Relating to Our Industry

A substantial or extended decline in expenditures by oil and gas companies due to a decline or volatility in oil and gas prices may reduce long-term demand for our services and adversely affect our ability to successfully negotiate the renewal terms of our current charter and service contracts over the long-term or enter into new charter or service contracts in case of early termination of our current contracts.

Our charter and service agreements are long-term contracts, subject to renewal upon our and our counterparty’s consent. As a result, the long-term profitability of our operations and our ability to successfully negotiate the renewal terms of our drilling contracts depends upon long-term conditions in the oil and gas industry and, specifically, the level of exploration, development and production activity by oil and gas companies. This is particularly relevant to us as an oil and gas contract drilling company, since we make significant investments in and incur significant amounts of indebtedness related to our operating units and, therefore, we depend on the efficient utilization of these assets. Oil and gas prices and market expectations regarding potential changes in these prices significantly affect this level of activity. Oil and gas are commodities and, therefore, their prices are subject to wide fluctuations in response to changes in supply and demand. Historically, the markets for oil and gas have been volatile. According to the International Monetary Fund, the monthly average of West Texas Intermediate (40° API) oil prices over the three-year period ended February 29, 2012, have ranged from record high levels in April 2011 of approximately $110.04 per barrel to low levels of approximately $39.15 per barrel in February 2009, with similar volatility in gas prices. These markets will likely continue to be volatile in the future.

The prices that oil and gas producers receive for their production and the levels of their production depend on numerous factors beyond their control, including, but not limited to:

•	political and economic conditions, including embargoes and wars;

•	the global demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	the policies of the Brazilian government regarding exploration and development of their oil and gas reserves;

•	advances in exploration, development and production technology;

•	Brazilian tax and royalty policies; and

•	the development and availability of alternative fuels.

Any prolonged reduction in oil and gas prices may reduce the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, our customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for E&P for a variety of reasons, including their lack of success in exploration efforts. If these or other factors were to reduce the level of exploration, production and development of oil and gas, it could cause our revenue and margins to decline, decrease dayrates and utilization of our rigs and limit our future growth prospects. A significant decrease in dayrates or utilization of our rigs could materially reduce our revenue and profitability.

In addition to oil and gas prices, the drilling industry in Brazil is influenced by additional factors, including:

•	the availability of drilling units in Brazil;

•	the level of costs for Brazilian offshore oilfield and construction services;

•	the discovery of new oil and gas reserves in Brazil;

•	the cost of non-conventional hydrocarbons in Brazil; and

•	Brazilian regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our services and materially adversely affect us.

Global ultra-deepwater rig and FPSO demand is highly dependent on Petrobras’ development plan for offshore drilling in Brazil.

Petrobras has announced a multi-billion dollar drilling program over the next several years to develop recently discovered oil fields. As a result, we expect Brazil to be a major source of demand growth in the industry. However, Petrobras may not spend the sums outlined in its business plan within the next several years or at all. This is particularly relevant to us as an oil and gas contract drilling company, since we make significant investments in and incur significant amounts of indebtedness related to our operating units and, therefore, we depend on the efficient utilization of these assets. In addition, the extraction of oil and gas from the Brazilian oil fields may be more costly than currently estimated and the volume and quality of oil and gas reserves may be lower than estimated. Furthermore, Petrobras may not be able to obtain the necessary financing for its exploration program due to budget pressures, higher interest rates, adverse credit or equity markets and other factors. Lower oil prices or lower-than-expected production may also prompt Petrobras to curtail its drilling program. Any substantial reduction in Petrobras’ proposed drilling or FPSO program would reduce demand for offshore drilling or FPSO services worldwide, which may materially erode dayrates and/or utilization rates for our semi-submersible rigs and FPSO units in which we have investments, which could have a material adverse effect on us.

Our industry is highly competitive and cyclical, with potential intense price competition and oversupply of drilling equipment.

The contract drilling industry is highly competitive with numerous international and domestic industry participants. Drilling contracts are generally awarded on a competitive bid basis. Intense price competition is often the primary factor in the bidding process, although safety records, competency, rig availability and location are also considered in determining which qualified contractor is awarded a contract. Demand for contract drilling and related services is influenced by a number of factors, including current and expected prices of oil and gas and expenditures of oil and gas companies for exploration and development activities. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond our control. We believe that the market for drilling contracts will continue to be highly competitive. Our competition includes international companies and Brazilian-owned companies. Certain of our competitors have more diverse fleets, and may have greater financial resources than we do, which may better enable them to compete more effectively on the basis of price, build new rigs or acquire existing rigs.

Our competition includes international companies and Brazilian-owned companies. In addition, the contract drilling business is subject to cyclical variations. In particular, the offshore service industry has been highly cyclical, with periods of high demand, limited rig supply and high dayrates, often followed by periods of low demand, excess rig supply and low dayrates. Periods of low demand and excess rig supply intensify the competition in the industry and often result in rigs, particularly lower specification rigs, being idle for long periods of time. Prolonged periods of low utilization and reduced dayrates could result in our having to recognize impairment charges on certain of our rigs if future cash flow estimates, based upon information available to our management at any time, indicates that the carrying value of these rigs may not be fully recoverable. If we are unable to compete successfully for future drilling contracts or adequately manage the cyclical nature of our business, it would have a material adverse effect on our margins and our results of operations.

Moreover, demand and contract prices customers are willing to pay for our rigs are affected by the total supply of comparable rigs available for service in Brazil. During prior periods of high utilization and dayrates, industry participants have increased the supply of rigs by ordering the construction of new rigs. Historically, this has created an oversupply of drilling rigs and has caused a decline in utilization and dayrates when these rigs enter the market, sometimes for extended periods of time until such rigs have been absorbed into the active fleet. The entry into service of newly constructed, upgraded or reactivated rigs will increase supply and could reduce, or curtail a strengthening of, dayrates in the affected markets as rigs are absorbed into the active fleet. Any additional increase in construction of new drilling rigs may negatively affect our utilization and dayrates. In addition, the construction of high specification rigs, as well as changes in our competitors’ drilling rig fleets, could require us to make material additional capital investments to keep our rig fleet competitive.

We depend on a limited number of key suppliers and vendors to provide equipment that we need to operate our business and any failure by our key suppliers and vendors to supply necessary equipment on a timely basis or at all, could materially adversely affect us.

We depend upon a limited number of key suppliers and vendors to provide us with equipment and other services necessary for the construction and operation of our rigs and FPSOs. Although we contract with most of our suppliers and vendors at fixed prices and require them to pay delivery delay penalties, our suppliers may, among other things, extend delivery times, raise contract prices and limit supply due to their own shortages and business requirements. If our suppliers or vendors were to fail to provide equipment or service to us on a timely basis, we could experience disruptions in our operations, which could have a material adverse effect on our revenue and results of operations, and we may be unable to satisfy the requirements contained in our drilling contracts, which could subject us to fines or cancellation of these agreements.

Consolidation among key suppliers and vendors could limit our ability to obtain equipment and services on terms favorable to us. In the last decade, the overall number of suppliers and vendors in this sector has decreased, resulting in fewer alternatives to obtain important equipment and services. Increases in costs or lack of availability of equipment could result in our inability to acquire new rigs, or the stoppage of certain our rigs for a prolonged period of time, which could have a material adverse effect on us.

We have a limited operating history in the ultra-deepwater sector, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in the common shares of the issuer.

Our growth strategy is principally based on our growth in the ultra-deepwater and FPSO markets. Our assets consist of three ultra-deepwater drilling rigs in operation. The Alpha Star, Lone Star and Gold Star commenced operations in July 2011, April 2011 and February 2010, respectively. Because of our and the industry’s limited operating history, we lack historical financial and operational data with respect to these ultra-deepwater drilling rigs and FPSOs, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results and assess the merits and risks of an investment in the common shares of the issuer. This lack of information will increase the risk of your investment in the common shares of the issuer. These risks and difficulties include uncertainties resulting from having had a relatively limited time period in which to implement our business strategies. If we are not able to successfully meet these challenges, our growth strategy, financial condition, results of operations, cash flows and the price of the common shares of the issuer could be materially adversely affected.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could materially adversely affect us.

Maintaining low turnover levels among the crew and key officers of our rigs is an important factor in maintaining the level of uptime of our rigs. We must employ skilled personnel to operate and provide technical services to, and support for, our rigs. Shortages of qualified personnel result in higher wages and difficulties in maintaining staffing levels, particularly as a result of the increase in the level of activity in the oil and gas sector in Brazil and the growth of the Brazilian economy generally, which have resulted in more rigs operating in, and under construction to operate in, our area of operations. Due to the anticipated introduction of a number of new rigs and units in the Brazilian market, we expect increased competition for qualified crew and other personnel, and our rigs may lose personnel due to competition for skilled labor from other drilling rig operators.

Turnover among the crew and officers of our rigs also may increase for reasons that are beyond our control. Shortages of qualified personnel to operate our rigs or our inability to obtain and retain qualified personnel could also materially adversely affect the quality and timeliness of the operations of our rigs. Competition for skilled personnel could materially impact our business by limiting or affecting the quality and safety of our operations or increasing our operating costs, which may have a material adverse affect on us.

Changes to, the revocation of, adverse interpretation of, or exclusion from Brazilian tax regimes and international treaties to which we are currently subject may negatively impact us.

Amounts paid to us by Petrobras and our other clients in Brazil for chartering our units is currently not subject to any Brazilian withholding income tax.

Petrobras is currently involved in a dispute with the Brazilian federal tax authorities regarding whether oil and gas rigs, semi-submersible rigs and drillships are considered “vessels” for purposes of benefiting from a zero percent withholding income tax rate. Brazilian tax authorities have claimed that, for the zero percent withholding income tax rate to be applicable to a vessel, the vessel must be used to transport people or goods. If this interpretation were to prevail, charter payments payable to us would not benefit from the zero percent rate, and alternatively, would be subject to withholding income tax of 15%. In 2009, a trial court decided that the zero percent withholding income tax rate was applicable to oil rigs, but the Brazilian federal tax authorities appealed this decision, and this appeal is pending. Although the terms of our charter contracts require that Petrobras grosses-up any payments to us for tax increases, our clients could attempt to resist the application of this provision and attempt to not gross-up their payments to us, or not gross-up these payments in full. As a principle, new tax regulations are applied post-issuance of law. However, with respect to the interpretation of tax rules already in force, Brazilian authorities may try to assess withholding tax related to facts that occurred within the statute of limitations period. If the Brazilian federal tax authorities were to prevail in this case, or if the withholding income tax rate were to increase or the law were to change, our profitability may be materially impaired, and we could be materially adversely affected.

Furthermore, we provide services under interrelated charter and services agreements, as described under “Business—Backlog and Drilling Contracts.” We receive the charter payments outside Brazil, and these payments are not subject to Brazilian income tax, while we receive payments under the services agreements in Brazil, which payments are subject to Brazilian taxes. The Brazilian tax authorities from time to time have questioned other market participants as to whether the contractual split of charter and service revenues in these agreements is appropriate. If Brazilian tax authorities were to disapprove of our contractual revenue split, we may be required to pay additional taxes on amounts that are required to be allocated to service revenues, which could have a material adverse affect on us.

Our results of operations are directly affected by the special customs regime for exportation and importation of goods related to the oil and gas sector, or REPETRO, a Brazilian tax incentive program that allows the use of a special customs arrangement for our importation of goods and equipment for the term of any concession agreement if we use the goods or equipment for the research and development of petroleum and natural gas. The REPETRO system benefits equipment imported - listed by the Federal Revenue Office—under a temporary admission regime, granting full suspension of federal import taxes. Said full suspension may be applied until December 31, 2020. Moreover, Brazilian States are allowed to reduce the assessment basis of ICMS triggered by the import of assets under REPETRO (temporary admission regime) for use in oil and gas production facilities, resulting in a tax burden equivalent to 7.5% (non-cumulative basis) or 3% (cumulative basis). Brazilian States are also authorized to exempt or reduce the ICMS calculation basis (burden equivalent to 1.5% under a cumulative basis) for application in oil exploration facilities. For a more detailed description of the REPETRO regime, see “Business - Brazilian Regulatory Framework—Repetro.” Our current contracts protect us from changes in the REPETRO regime, any termination or modification of this tax incentive program could have a material adverse effect on us.

In accordance with our proposed corporate reorganization, our future effective tax rates are based on tax laws, treaties and regulations, both in Brazil and internationally (especially Brazilian, Dutch, Switzerland and Luxembourg tax treaties). Such tax laws, and regulations are always being challenged and are subject to interpretation. Due to our corporate and operational structure, if we or our clients lose a relevant tax dispute or if there is a material change in the interpretation of such treaties or regulations, or in case any tax authority disregards our fiscal residency in any jurisdiction, our revenue and/or our tax rate could increase substantially and, consequently, our financial results could be materially adversely affected.

Our failure to maintain or renew all necessary authorizations and certifications required for the operation of our rigs, and changes in current licensing regimes may have a material adverse effect on our operations.

The operation of our rigs requires several authorizations from Brazilian government agencies, including the Brazilian Institute of Environment and Renewable Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or the IBAMA, ANTAQ and the Port and Coast Division (Diretoria de Portos e Costas), or DPC. Obtaining and maintaining necessary authorizations and certifications is a complex, time-consuming process, and we cannot guarantee that we will be able to obtain or maintain all authorizations required for the continued operation of each of our rigs. Our failure to obtain, maintain or renew any such required authorizations or any disputes in connection with any such authorizations, could result in the suspension or termination of the operation of certain of our rigs or the imposition of material fines, penalties or other liabilities, which could have a material adverse effect on our results of operations. In addition, as a result of a decision of the ANP, Petrobras or any other charterer of our rigs may require that we maintain additional quality and safety certifications, or meet certain additional quality and safety targets, during the term of a relevant charter agreement. Our failure to obtain and maintain these certifications or to otherwise meet these targets may result in the early termination of the affected charter agreements or in our failure to be eligible to be granted future charters which could have a material adverse effect on our revenues and results of operations.

In addition, certain of our drilling contracts require that we comply with applicable international standards, including the International Marine Organization’s Code for the Construction and Equipment of Mobile Offshore Drilling Units. We and our drilling rigs are also subject to laws and regulations governing maritime and drilling operations in Brazil and the technical requirements of third parties, including classification societies and insurers. These laws, regulations and technical requirements include provisions for the protection of the environment, natural resources and human health and safety and also require the payment of taxes, the maintenance of classifications, and the maintenance of various permits and licenses. These laws, regulations and technical requirements may require us to incur significant expenditures, and breaches may result in fines and penalties, which may be material. We will be responsible for bearing any increased costs required to maintain compliance with any such laws, regulations or other requirements.

Changes in local content policies may adversely affect our business.

The local content policy in Brazil has historically required that for E&P companies in Brazil, approximately 70% of their investments in capital goods must be contracted with local service providers and producers. Although once voluntary, compliance with minimum local content requirements has become part of the qualifying criteria in assessing bids for exploration blocks at ANP auctions. In fact, as of the seventh ANP bidding round for concessions of oil and gas blocks, agreements have included minimum local content requirements for a list of items both during the exploration and the production phase. As of 2007, compliance with minimum local content requirements is verified by means of certificates. In effect, as of the issuance of Rulings 36/2007- 39/2007, ANP applies a certification system for compliance of minimum local content requirements, applicable to concession agreements granted as of the seventh bidding round. Recent discoveries of oil and gas in the pre-salt area have led to debates among public authorities, investors, the press and the Brazilian public about the need to make changes to the regulatory framework of the oil and gas sector. It is not yet possible to determine to what extent these changes will affect the current system of exploration concessions granted by ANP and, consequently, the potential adverse effect on our activities. Further to national local content policies, our business significantly depends on the local content policies adopted by participants in the oil and gas sectors, especially Petrobras.

Complex and stringent environmental laws and regulations may increase our exposure to environmental and other liabilities, may increase our operating costs and adversely affect the operation of our rigs.

The operation of our rigs is subject to Brazilian environmental laws, regulations and standards at the federal, state and local levels. Compliance with such laws, regulations and standards may require installation of additional costly equipment, increased staffing, and higher operating expenses. Violation of these laws, regulations and standards may result in administrative and criminal penalties for us, such as fines, suspension or interruption of our operations, and prohibitions or restrictions on participation in future charter bids sponsored by government-controlled entities, among other sanctions. As some Brazilian environmental laws impose strict and unlimited civil liability for remediation of damages in connection with spills and releases of oil and hazardous substances, we could be subject to liability even if we were not negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers or third-party agents. To the extent that we are subject to environmental liabilities, the payment of any such liabilities or the costs that we may incur to remedy environmental pollution could have a material adverse effect on our operations and financial condition.

The laws, regulations and technical requirements governing maritime and drilling operations in Brazil have become increasingly complex, more stringently enforced and more expensive to comply with, and this trend is likely to continue. In addition, as a result of the 2010 major oil spill in the Gulf of Mexico, significant concerns regarding the safety of offshore oil drilling have been raised. In addition, the November 2011 oil spill in the Frade field offshore Brazil has led to the severe regulatory fines being imposed and criminal charges being filed against Chevron and Transocean and their executives. Amendments to existing laws and regulations or changes in the application or the creation of new laws, regulations and technical standards may be highly restrictive and impose significantly increased costs on the operation of our business, or otherwise materially adversely impact our operating results or future prospects.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition.

All of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other regulations and policies have in the past involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls, limits on imports and other actions. We have no control over, and cannot predict the measures or policies that the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in public policies at the federal, state and municipal levels, related to taxes, currency exchange control, as well as other factors, such as:

•	applicable regulations and increase fines for any violations of law applied by the Brazilian government, including through the ANP, as well as state and local governments;

•	expansion or contraction of the Brazilian economy, as measured by the variation of Brazil’s gross domestic product, or GDP;

•	interest rates;

•	currency depreciation and other fluctuations in exchange rates;

•	inflation rates;

•	liquidity of domestic capital and financial markets;

•	fiscal policy and the applicable tax regime;

•	social and political instability;

•	energy shortages; and

•	other diplomatic, political, social and economic developments in or affecting Brazil.

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect us.

If Brazil were to experience higher inflation, our margins and our ability to access the international financial markets may be reduced. Government measures to curb inflation may have material adverse effects on the Brazilian economy and on us.

Brazil has in the past experienced extremely high rates of inflation, which led its government to pursue monetary policies that have contributed to one of the highest real interest rates in the world. Since the introduction of the Real Plan in 1994, the annual rate of inflation in Brazil has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 4.3%, 5.9% and 6.5% in 2009, 2010 and 2011, respectively. Inflation and the Brazilian government’s inflation containment measures, principally through monetary policies, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient policies and lower interest rates may trigger higher inflation, with the consequent reaction of sudden and significant interest rate increases, which could have a material adverse effect on the Brazilian economic growth and us.

If Brazil were to experience high inflation in the future, our operating costs may increase and our operating and net margins may decrease. Inflationary pressures may also curtail our ability to access the international financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy. In addition, most of our operating costs are denominated in reais and incurred in Brazil, and therefore exposes us to the effects of inflation in Brazil, which may adversely affect us.

Political, economic and social developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market value of our securities.

The market for securities issued by a company that is significantly exposed to the Brazilian market and economy, such as us, may be influenced, to varying degrees, by economic and market conditions in other countries, especially other Latin American and other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil including, for example, in economic crises in Greece, Spain, Portugal, Ireland and Italy. The Brazilian economy also is affected by international economic and market conditions generally. These factors could materially adversely affect the market value of our securities and impede our ability to access the international capital markets and finance our operations in the future on terms acceptable to us or at all.

Exchange rate instability may adversely affect our financial condition and expected results of operations.

The Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per U.S.$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008. As a result of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the course of 2008 and reached R$2.34 per U.S.$1.00 on December 31, 2008. The exchange rate as of December 31, 2011 was R$1.88 per U.S.$1.00. We cannot assure you that the U.S. dollar/real exchange rate will stabilize at the current level, which may materially adversely affect our business.

Risks Relating to the Offering and an Investment in the Common Shares of the Issuer

The price of the common shares of the issuer after the offering may be volatile.

The trading price of the common shares of the issuer could fluctuate significantly as a result of various factors, including:

•	actual or anticipated fluctuations in our quarterly and annual results, including when compared to levels that may be projected by securities analysts;

•	mergers and strategic alliances in the offshore contract drilling industry in Brazil and generally;

•	market conditions in the offshore contract drilling industry and general economic conditions in Brazil and generally;

•	changes in government regulations;

•	changes in our dividend policy;

•	announcements concerning us or our competitors;

•	any lack of coverage of our company by securities analysts after this offering;

•	terrorist acts;

•	future issuances of the common shares of the issuer or other securities;

•	sales of substantial amounts of the common shares of the issuer or the perception that such sales could occur;

•	investors’ perception of us and the offshore contract drilling industry in Brazil and generally;

•	the general state of the securities market; and

•	other developments affecting our business, our industry or our competitors.

Financial results of companies in the offshore contract drilling industry have been unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of the common shares despite our operating performance. Consequently, you may not be able to sell any common shares at prices that are at least equal to the purchase price established for this offering.

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder, the Queiroz Galvão family, has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interest as a holder of the common shares of the issuer. For a description of our ownership structure, see “Principal Shareholders.”

There is no guarantee that an active and liquid public market will develop for you to resell the common shares of the issuer.

In connection with this offering, the issuer will apply to list its common shares on the New York Stock Exchange, or the NYSE, subject to official notice of issuance. We cannot assure you that an active and liquid public market for the common shares of the issuer will develop as a result of their listing on the NYSE. If an active public market for the common shares of the issuer does not develop on the NYSE following the completion of this offering, the market price and liquidity of the common shares of the issuer may be materially and adversely affected. The initial public offering price for the common shares will be determined by negotiation between the issuer and the underwriters based upon several factors, and the trading price of the common shares after this offering may decline below the initial public offering price. As a result, investors may experience a significant decrease in the value of the common shares of the issuer.

Future sales of the common shares of the issuer could lower the share price, and any additional capital raised by the issuer through the sale of equity or convertible securities may dilute your ownership in the issuer.

The issuer may sell additional common shares in subsequent offerings. The issuer may also issue additional common shares or convertible securities. After the completion of this offering, the issuer will have          outstanding common shares, including              shares that they are selling in this offering (assuming no exercise of the underwriters’ option to purchase additional securities).

Following the completion of this offering,          will own              common shares, or approximately     % of the total outstanding common shares of the issuer, and certain of our officers and directors will own              common shares, or approximately     % of the outstanding common shares, all of which are restricted from immediate resale under the U.S. federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future.

We cannot predict the size of future issuances of the common shares of the issuer or the effect, if any, that future issuances and sales of the common shares will have on their market price. Sales of substantial amounts of the common shares of the issuer, or the perception that such sales could occur, may adversely affect the market prices of the common shares.

The issuer may not be able to make distributions without subjecting you to Luxembourg withholding tax.

In principle, any dividends paid by the issuer will be subject to a Luxembourg withholding tax at a rate of 15% for the year ending 2012 (17.65% if the dividend tax is not charged to the shareholder), subject to the exceptions provided by Luxembourg tax law or by double tax treaties concluded by the Grand Duchy of Luxembourg and the country of tax residency of the shareholders. For more details, please refer to the summary under “Taxation—Certain Luxembourg Tax Considerations for Holders of Common Shares—Tax Regime Applicable to Distributions—Reduction of Luxembourg Withholding Tax”. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities.

U.S. tax authorities could treat the issuer as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets for any taxable year produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, but does not include income derived from the performance of services.

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. We believe that the issuer will not be a PFIC for the current taxable year or for any future taxable year. Based on our operations described herein, all or a substantial portion of the issuer’s income from contract drilling and drilling-related and FPSO services should not be treated as passive income, and thus all or a substantial portion of the assets that the issuer will own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether the issuer is a PFIC. However, this involves a facts and circumstances analysis and it is possible that the U.S. Internal Revenue Service would not agree with this conclusion. Please read “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

All statements related to our future financial condition contained in this prospectus, including business strategy, budgets, cost projections, and management plans and goals for future operations, are “forward-looking statements.” These statements can be identified by the use of expressions such as “may,” “will,” “could,” “expect,” “intend,” “believe,” “anticipate,” “estimate,” or “continue,” or the negative forms thereof, or similar terms. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

•	our strategy, including the expansion and growth of our operations and our ability to make future investments on attractive terms;

•	expected useful lives of our rigs and FPSOs in which we have investments;

•	future capital expenditures and refurbishment costs;

•	our inability to secure financing on attractive terms;

•	our inability to maintain operating expenses at adequate and profitable levels;

•	delay in, payments by, or disputes with Petrobras under our charter or services agreements;

•	our inability to comply with, maintain, renew or extend the charter and services agreements with Petrobras or other customers;

•	our inability to charter our units upon termination of our charter and services agreements at profitable dayrates.

•	our inability to respond to new technological requirements in the areas in which we operate;

•	the occurrence of any accident involving our units and other units in the industry;

•	changes in governmental regulations that affect us or our customers and the interpretations of those regulations;

•	increased competition in the drilling and FPSO market;

•	general economic, political and business conditions in Brazil and globally;

•	the development of alternative sources of fuel and energy; and

•	the other factors referred to under the caption “Risk Factors” and otherwise in this prospectus.

Some of these factors are analyzed in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.” The forward-looking statements contained herein are valid only as of the date they were made and, therefore, potential investors should not unduly rely on such forward-looking statements. These warnings should be taken into account in connection with any forward-looking statement, oral or written, that we may make in the future. We assume no obligation to update publicly or to revise any such forward-looking statements after we distribute this prospectus, for the purpose of reflecting subsequent events or developments or the occurrence of unexpected events. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

USE OF PROCEEDS

The issuer estimates that the net proceeds to it from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional securities in full), assuming the shares are offered at $         per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to the issuer from this offering by approximately $         million, assuming the number of common shares offered by the issuer as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions. Similarly, each increase (decrease) of              shares in the number of common shares offered by the issuer would increase (decrease) the net proceeds to the issuer from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

The issuer intends to use net proceeds to finance its expansion strategy, including exercising options to acquire two ultra-deepwater rigs and to enhance its capital structure.

DIVIDEND POLICY

Any future determination relating to the issuer’s dividend policy will be made by the issuer’s board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition and future prospects and other factors that its board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our total capitalization as of December 31, 2011, as follows:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance and sale of $         of the issuer’s common shares pursuant to this prospectus at an assumed price of $        , after deduction of commissions and expenses we must pay in connection with the offering.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2011
	Actual	As Adjusted
	(in millions of $)

Short-term debt	731.2
Long-term debt	1,709.3

Total debt	2,440.5

Common shares, $1.00 par value; 55,632,446 shares issued and fully paid	131.0
Share premium	395.1
Other reserves	(5.3)
Retained earnings	653.2
Equity attributable to the owners of the company	1,174.0

Non-controlling interest	(26.3)

Total shareholders’ equity	1,147.7

Total capitalization (1)	$3,588.2	$

(1)	Total capitalization is short-term debt plus long-term debt plus total shareholders’ equity.

DILUTION

If you invest in the common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per common share after this offering. Our net tangible book value as of December 31, 2011, was $1,147.7 million, corresponding to a net tangible book value of $20.63 per common share. Net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of common shares outstanding after giving effect to the closing of this offering.

After giving effect to the sale of common shares that the issuer is offering at an assumed initial public offering price of $         per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2011, would have been approximately $         per common share. This amount represents an immediate increase in net tangible book value of $         per common share to our existing shareholders and an immediate dilution in net tangible book value of approximately $         per common share to new investors purchasing common shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a common share.

The following table illustrates this dilution:

Assumed initial public offering price per share	$	$
Net tangible book value per share as of December 31, 2011	$	$
Increase per share attributable to this offering	$	$
Pro forma net tangible book value per share after this offering	$	$
Dilution per share to new investors	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), would increase (decrease) the issuer’s consolidated net tangible book value after this offering by $         and the dilution per share to new investors by $        , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the issuer.

If the underwriters exercise their option to purchase additional securities in full in this offering, the as adjusted net tangible book value after the offering would be $         per share, the increase in net tangible book value per share to existing shareholders would be $         and the dilution per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus.

The following table summarizes, as of December 31, 2011, the differences between the number of shares purchased from the issuer, the total consideration paid to us in cash and the average price per share that existing shareholders and new investors paid. The calculation below is based on an assumed initial public offering price of $         per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors			%			%

Total		100%			100%

If the underwriters exercise their option to purchase additional securities in full:

•	the percentage of common shares held by existing shareholders will decrease to approximately % of the total number of the common shares outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of the common shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected financial and other data in conjunction with “Presentation of Financial and Other Information.” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or IASB. The selected consolidated statement of income and selected consolidated balance sheet data as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	For the year ended December 31,
	2011	2010	2009
Statement of Operations Data:	(in millions of $, except per share data)

Net operating revenue	617.5	362.1	172.5
Costs of services	(478.5)	(277.9)	(153.3)

Gross profit	139.0	84.2	19.2
General and administrative expenses	(29.8)	(24.7)	(20.0)
Other operating expenses, net	(11.3)	(34.3)	(15.9)

Operating profit (loss)	97.9	25.2	(16.6)
Financial costs, net	(118.5)	(76.3)	(32.0)
Share of results of joint ventures	1.0	6.2	6.8

Loss before taxes	(19.5)	(44.9)	(41.8)
Taxes	(5.1)	1.5	0.9
Loss for the year	(24.7)	(43.5)	(40.8)

Net loss per share (1):
Basic	(0.38)	(0.86)	(0.91)
Diluted	(0.38)	(0.86)	(0.91)
Weighted average shares outstanding (thousands of shares):
Basic	55,632	50,689	44,763
Diluted	55,632	50,689	44,763

(1)	Net income per share as attributed to the company excludes losses attributed to non-controlling interest of $3.8 million in 2011.

The following table sets forth a reconciliation of our EBITDA to loss for each of the years presented.

	For the year ended December 31,
	2011	2010	2009
Other Financial Information:	(in millions of $)

Loss for the year	(24.7)	(43.5)	(40.8)
(+) Financial costs, net	118.5	76.3	32.0
(+) Taxes	5.1	(1.5)	(0.9)
(+) Depreciation	131.3	90.6	49.5

EBITDA(1)(2)	230.3	122.0	39.7

EBITDA margin (%) (3)	37.3%	33.7%	23.0%

(1)	The calculation of EBITDA was adversely impacted by provisions related to penalties due to late delivery of $10.8 million, $35.0 million and $17.3 million in 2011, 2010 and 2009, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operation—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010—Other Operating Expenses, Net” and “—Year Ended December 31, 2010 Compared with Year Ended December 31, 2009—Other Operating Expenses, Net.”

(2)	EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial income (expenses), net, income taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definition used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial expenses, taxes, depreciation, capital expenses and other related expenses. We use EBITDA as a supplemental means to measure our operating performance.
(3)	EBITDA margin is a non-GAAP measure prepared by us. EBITDA margin is calculated by dividing EBITDA by net operating revenue for the applicable period.

	As of December 31,
	2011	2010
Consolidated Statement of Financial Position:	(in millions of $)

Cash and cash equivalents	188.9	84.3
Short-term investments	138.7	8.5
Restricted cash	26.3	29.6
Total assets	4,695.7	3,653.0
Total loans and financings	2,440.5	2,006.3
Total liabilities	3,547.9	2,419.5
Shareholders’ equity	1,147.7	1,233.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2011 and 2010 and for the three years ended December 31, 2011, included in this prospectus, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial Information.”

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in these estimates and forward-looking statements as a result of various factors, including, without limitation, those set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are the largest Brazilian-owned provider of oil and gas contract drilling and FPSO services in Brazil, as measured by offshore units in operation, and one of the ten largest drilling companies globally, as measured by ultra-deepwater and deepwater drilling rigs in operation. We believe that our size and over 30 years of continuous operating experience in this industry provides us a competitive advantage in the Brazilian oil and gas market. In particular, we believe we are well positioned to benefit from the expected increase in ultra-deepwater drilling activity in Brazil, a market segment driven primarily by the recent discoveries of vast potential oil and gas reserves in the pre-salt layer offshore Brazil. We own and hold ownership interests in a fleet of state-of-the-art offshore and onshore drilling rigs and FPSOs, including eight ultra-deepwater rigs in operation or under construction. We have successfully capitalized on our market-leading position and industry expertise to accumulate a current contract backlog of $12.1 billion. We recorded 2011 net operating revenues of $617.5 million and have had a 2009-2011 annual net revenue CAGR of 89.2%. We plan to continue our growth strategy through investments in additional premium ultra-deepwater drilling units and FPSOs. We are part of the Queiroz Galvão Group, one of the largest Brazilian conglomerates with more than $4.4 billion in revenues in 2010 and a proven track record in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel.

Our results of operations for the years ended December 31, 2011, 2010 and 2009 were influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•

the expansion or contraction of the global fleet of offshore drilling rigs and FPSO units, which affects the supply of drilling rigs and FPSO units available for contract work and the prevailing dayrates that we are able to negotiate in our contracts;

•	the levels of exploration and development spending of Petrobras and other players worldwide;

•	additions to our fleet of drilling rigs, increasing our net operating revenue, operating expenses and financial expenses;

•	upgrades to our fleet of drilling rigs;

•	our ability to enter into long-term charter agreements for our drilling rigs, generating a backlog of committed net operating revenue for our company;

•	the uptime, utilization and dayrates of our drilling rigs, which are the primary determinants of our net operating revenue; and

•	the results of operations of those companies in which we have equity investments, a portion of which is included in our results of operations under the equity method.

Our financial condition and liquidity are influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	our ability to borrow funds from international financial institutions and to sell our debt securities in the international capital markets; and

•

our capital expenditure requirements, primarily consisting of construction of new offshore drilling rigs, maintenance of our existing drilling rigs, equity contributions to joint ventures and investments in operations.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of December 31, 2011 and 2010 and for the three years ended December 31, 2011 in accordance with IFRS as issued by the IASB. As discussed in “Summary—Recent Developments—Corporate Reorganization”, we are in the process of implementing a corporate reorganization of entities under common control to contribute all of the outstanding capital stock of Constellation Overseas Ltd., a company organized under the laws of the British Virgin Islands, to the issuer. The issuer, which was incorporated on August 30, 2011, is a holding company that currently has no assets, liabilities or operations, except for an initial capital contribution of €40,000, equivalent to $58,000, and general and administrative expenses amounting to $19,000. Following our implementation of this corporate reorganization, the issuer will indirectly own all of the assets that we currently own and assume, as our successor company, all of our liabilities. The issuer will issue common shares in this initial public offering. The contribution of the outstanding capital stock of Constellation to the issuer will be accounted for at its historical cost as these entities are under common control. The corporate reorganization is subject to the approval of certain of our creditors. We expect to receive the necessary consents to contribute the outstanding capital stock of Constellation to the issuer prior to the offering.

For the purpose of this prospectus, we have included, and the following discussion is based on, Constellation’s historical consolidated financial information, as the predecessor of the issuer. Throughout this prospectus, all references to our consolidated financial information refer to the historical consolidated financial information of Constellation.

We have also included in this prospectus financial statements of QGOG Constellation S.A. as of December 31, 2011 and for the period from its date of incorporation to December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures in accordance with IFRS requires our management to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes.

Our management must judge and develop estimates for the carrying values of assets and liabilities which are not easily obtainable from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed continually. The effects of revisions to accounting estimates are recognized in the period that estimates are revised if the revision affects only that period, or also in later periods if the revision affects both current and future periods.

Our management has concluded that the most significant judgments and estimates considered during the preparation of the financial statements are the following:

Measurement of Financial Instruments

We use valuation techniques that include the use of inputs that are not based on observable market data to estimate the fair values of certain types of financial instruments. Our management believes that the selected valuation techniques and the assumptions used are appropriate to measure the fair values of these financial instruments.

Provisions for Claims and Other Obligations

Claims against us, including known but unascertained claims, are recognized as a liability and/or are disclosed in notes to our consolidated financial statement, unless the likelihood of loss is considered as remote by our internal and external legal counsel.

The accounting for claims and other obligations as a liability on the balance sheet is made when the loss amount can be reliably estimated. Due to their nature, claims and other similar obligations will be settled when one or more future events occur. Normally, the occurrence or non-occurrence of these events does not depend on our performance. This prevents accurate estimates as to the precise date on which these events will occur. The assessment of these liabilities, is subject to varying degrees of legal uncertainty and interpretation, and requires significant estimates and judgments by management on the result of future events.

Useful Lives of Property, Plant and Equipment

All property, plant and equipment is carried at cost less accumulated depreciation. Property, plant and equipment consist primarily of offshore and onshore drilling rigs and related equipment. Equipment under construction is made by a third party shipyard and the related cost is recognized at cost, using the percentage of completion method in accordance with the stage of construction.

The carrying value of property, plant and equipment is based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of the rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. We compute depreciation using the straight-line method. At the end of each year, we review the estimated useful lives of our drilling units.

Impairment of Property, Plant and Equipment

Assets that are subject to depreciation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Determining whether property, plant and equipment is impaired requires an estimation of the value in use of the related asset or cash-generating unit. The value used requires us to estimate future cash flows expected to arise from the related asset or cash-generating unit and the related discount rate in order to calculate the present value. No impairment of losses on long-lived assets has been recognized by us.

Investments in Joint Ventures

For investments in joint ventures, we apply the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and adjusted thereafter to recognize our share of the profit or loss and other income of these joint ventures. When our share of losses of a joint venture exceeds our interest in such joint venture, we discontinue recognizing our share of further losses. Additional losses are recognized only to the extent that we have incurred legal or contractual obligations or made payments on behalf of the joint ventures.

When we enter into transactions with a joint venture, we eliminate the profit and losses resulting from such transaction to the extent of our participation in the joint venture.

Outcome of Contract Negotiations

During the normal course of business, our subsidiaries enter into contracts with third parties causing such subsidiary to assume obligations under the contract. In the event of any contractual dispute, management is required to exercise judgment in considering uncertainty in the outcome of negotiations, which may have a material impact on the assets and liabilities of our company.

Construction of Drilling Rigs

We use the percentage of completion method to account for the costs of construction of oil rigs. This requires the use of estimated completion costs and the assessment, by a qualified person, of the percentage of completion of the project, requiring significant judgment and having a material impact on the assets and liabilities of our company. Assets and liabilities arising from construction of oil rigs are accounted for in accordance with the accounting practice for property, plant and equipment.

For additional information regarding our significant accounting policies, see notes 3 and 4 to our consolidated financial statements. For information regarding recent accounting pronouncements, see note 2 to our consolidated financial statements.

Principal Factors Affecting Our Results of Operations

Additions and Upgrades to Our Fleet of Drilling Rigs

Offshore Drilling Rigs

Our business strategy focuses on the expansion of our ultra-deepwater drilling capacity. We have expanded our offshore drilling capabilities in recent years through the construction of new rigs and we plan to continue pursuing opportunities to expand and upgrade our fleet to achieve greater technological capability, which should increase our operational efficiencies.

Since December 31, 2008, we have commenced operations of the following drilling rigs (dayrates are shown excluding bonus as of January 31, 2012 and considering a real/$ exchange rate of R$1.75 to $1.00):

•	Alpha Star in July 2011, currently under contract at a dayrate of $391,928;

•	Lone Star in April 2011, currently under contract at a dayrate of $317,734;

•	Gold Star in February 2010, currently under contract at a dayrate of $359,446; and

•	Olinda Star in August 2009, currently under contract at a dayrate of $270,631.

In addition, we completed upgrades of (1) Atlantic Star in February 2011, currently under contract at a dayrate (excluding bonus) of $257,944 as of January 31, 2012, and (2) Alaskan Star in December 2010, currently under contract at a dayrate (excluding bonus) of $269,184 as of January 31, 2012.

The commencement of operations of these units has also significantly increased our net operating revenue, operating expenses, (as personnel costs relating to the crews of these units are no longer capitalized after the commencement of their operation), and our financial expenses, (as financial charges relating to the project financing of these units are no longer capitalized after the commencement of their operation).

Penalties may be applied by our customers on a one-time basis for each contract when we deliver and commence operation of a drilling rig after its contracted delivery date. We expense penalties based on our best estimate of date of delivery and considering the probability of the customer applying contractual penalties.

At the time that we obtained the charter and service agreements for the Amaralina Star and Laguna Star, we anticipated that we would deliver and commence operation of these drillships after their contracted delivery dates. In 2011, we recorded penalties related to the delays in delivery of these drillships. We expect the commencement of operations of these drillships in October 2012 and December 2012.

Onshore Drilling Rigs

We are also focused on the expansion of our onshore drilling capacity through construction. In April 2011, we commenced operations of our QG-V, QG-VIII and QG-IX rigs with average contracted dayrates of approximately $42,000 based on a real/$ exchange rate of R$1.75 to $1.00.

Our Backlog

We maintain a backlog of $12.1 billion for contract drilling and FPSO services. Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding any potential rig performance bonuses, which are assumed to be paid to the maximum extent provided for in the respective contracts. Our calculation also assumes 100% uptime of our drilling rigs for the contract period; however, the amount of actual revenue earned and the actual periods during which revenues are earned will be different from the amounts and periods shown in the tables below due to various factors, including, but not limited to, shipyard and maintenance projects, unplanned downtime, weather conditions and other factors that result in applicable dayrates lower than the full contractual operating dayrate. Contract drilling backlog includes revenues for mobilization and demobilization and excludes contract extensions. Our FPSO backlog is calculated for each FPSO by multiplying our percentage participation by the contracted operating dayrate by the firm contract period, in each case with respect to such FPSO. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated.

The following table sets forth as of January 31, 2012 the amount of our contract drilling and FPSO services backlog related to contracted existing and new projects for the periods indicated.

	2012	2013	2014	2015	2016	2017–2034	Total
	(in millions of $)
Ultra-deepwater (1)	526.3	730.1	730.1	614.7	627.3	4,818.1	8,046.6
Deepwater	109.0	108.7	63.7	—	—	—	281.3
Midwater Rigs	221.9	221.3	221.3	221.3	206.7	167.9	1,260.2
FPSOs (2)	20.6	83.2	122.0	118.7	111.8	1,666.3	2,122.7
Onshore	128.7	128.5	69.6	17.6	—	—	344.6

Total	1,006.5	1,271.8	1,206.8	972.4	945.8	6,652.3	12,055.5	(3)

(1)	This includes (i) backlog from a 15% interest in three ultra-deepwater semi-submersible rigs through a strategic partnership with Sete Brasil and (ii) backlog from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we receive 100% of the charter revenues and 100% of the services revenues until the repayment in full of loans we have made to Delba (with a maximum maturity of 12 years) to fund its equity contributions.
(2)	This includes only our investments or participation in FPSO contracts.
(3)	Our total backlog includes any potential rig performance bonuses to be earned under our charter and services agreements in an aggregate amount of $1,071.3 million.

Revenue per Asset, Utilization, Uptime and Dayrates of Our Drilling Rigs

The following tables set forth the revenue per asset type, utilization days, uptime and actual average dayrates and average daily revenue for our drilling fleet for the periods presented:

	For the year ended December 31,
	2011	2010	2009	% Change 2011/2010
Net revenue per asset type:	(in millions of $)

Ultra-deepwater	268.1	116.7	11.6	129.8
Deepwater	88.3	84.9	27.0	4.0
Midwater	150.8	91.8	70.2	64.2
Onshore rigs	110.2	67.4	59.8	63.5
Other	—	1.2	3.9	n.a.

Total	617.5	362.1	172.5	70.5

	For the year ended December 31,
	2011	2010	2009
	(in days)
Utilization days (1):
Ultra-deepwater	813	321	—
Deepwater	365	365	151
Midwater	688	472	730
Onshore rigs	2,970	2,004	2,030

Total	4,836	3,162	2,911

(1)	Utilization days are derived by multiplying the number of rigs by the days under contract, excluding upgrade periods.

	For the year ended December 31,
	2011	2010	2009
	(%)
Uptime (1):
Ultra-deepwater(2)	84	89	—
Deepwater	94	92	61
Midwater(3)	90	98	98
Onshore rigs	99	99	99

(1)	Uptime is derived by dividing (i) the number of days the rigs effectively earned a contractual dayrate by (ii) utilization days.
(2)	Uptime for 2011 was adversely impacted by the commencement of operations of two new rigs and the commencement of operations of one rig in 2010 (learning curve).
(3)	Uptime for 2011 was adversely impacted by the return of two rigs from upgrades.

	For the year ended December 31,
	2011	2010	2009
	(in thousands of $)
Average contract dayrate (excluding performance bonus):
Ultra-deepwater	355.8	358.0	—
Deepwater	267.9	265.9	266.2
Midwater	213.0	177.1	92.9
Onshore rigs	38.6	37.4	38.4

The most significant variables affecting the net operating revenue from our drilling rigs in operation are utilization days, dayrate, uptime, and performance bonus payments. Payments under our charter and service agreements are calculated by multiplying the applicable dayrate for each drilling rig by the uptime for the period for which such payment is being calculated. In addition, we receive performance bonus payments.

A waiting and moving rate equal to 90% of the dayrate for any drilling rig (other than in the case of Alaskan Star, Atlantic Star, Urca, Bracuhy and Mangaratiba, which earn a waiting and moving rate equal to 95% of the dayrate for such rigs) will be applied in situations of total stoppage of operations of such rig attributable to adverse weather or when we are awaiting orders or other action with respect to such rig from Petrobras or the applicable charterer of such rig. Our drilling rigs are subject to reduced dayrates in the event we are unable to operate due to force majeure events as defined in the applicable charter and service agreements. See “Business—Backlog and Drilling Contracts.”

In addition to contract dayrates, our drilling contracts provide additional remuneration through a bonus structure (which varies by contract) that rewards us for the efficient operation of our drilling rigs. Generally, we are rewarded for our efficiency in operating our drilling rigs as measured by rig uptime. Such bonuses are assessed and paid monthly in arrears.

The charter and services agreements provide that our customers must pay an uptime bonus of up to 15% of the dayrate on a periodic basis, according to a formula specified in the charter and services agreements, which considers various factors, including uptime. In the event that a drilling rig operates with less than 90% availability, Petrobras is not obligated to pay a bonus.

Results of Operations of Joint Ventures

We have investments in several joint ventures and as part of the execution of our business strategy, we expect to make additional investments in joint ventures. We currently have:

•	a 20% equity interest in two joint ventures with SBM, FPSO Capixaba Venture S.A., which owns FPSO Capixaba, and SBM Espírito do Mar Inc., which operates FPSO Capixaba;

•	a 20% equity interest in a joint venture with SBM and certain other parties to convert, own and operate FPSO Cidade de Paraty, which is expected to commence operations in May 2013; and

•

a 12.75% equity interest in a joint venture with SBM and certain other parties to convert, own and operate FPSO Cidade de Ilhabela, which is expected to commence operations in the third quarter of 2014, with an option to increase our participation to 25.5% after first oil production. See “Business—Our Fleet and Investments—FPSOs—Cidade de Ilhabela.”

We account for these investments under the equity method. We also expect to account for our equity interests in our joint ventures with Sete under the equity method. Consequently, our results of operations are subject to fluctuations that depend on the results of these joint ventures. We share control over the operations and policies of these joint ventures. Pursuant to our business plan, we may acquire majority interests in special purpose companies that own FPSOs and we intend to control the operations and policies of those joint ventures.

In addition, we have a 40% equity interest in a consortium with BWO to operate FPSO P-63 (Papa Terra) (which is 100% owned by Petrobras) for three years commencing in mid-2013 that we will account for using the equity method of accounting.

Global Demand for Oil and Effect of Oil Prices on Demand for Drilling Services

Demand for drilling rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region. Such spending fluctuations result from a variety of economic and political factors, including:

•	worldwide demand for oil and gas;

•	regional and global economic conditions;

•	political, social and legislative environments in major oil-producing countries;

•	the policies of various governments, including the Brazilian government, regarding access to their oil and gas reserves;

•	the ability of OPEC to set and maintain production levels and pricing and the level of production of non-OPEC countries;

•	the development of alternative sources of fuel and energy;

•	technological advancements that impact the methods or cost of oil and gas exploration and development; and

•

the impact that these and other events, whether caused by economic conditions, international or national climate change regulations or other factors, may have on the current and expected future prices of oil and gas.

Historically, oil and gas prices and market expectations of potential changes in these prices have significantly affected the level of drilling activity worldwide. Generally, higher oil and gas prices, or our customers’ expectations of higher prices, result in greater exploration and development spending by oil and gas companies and lower oil and gas prices result in reduced exploration and development spending by oil and gas companies.

In 2011, the global offshore drilling market dynamics displayed indications of improvement with an increase in tender activity as well as a tightening supply, leading to increased utilization across all asset classes and increased dayrates. From January 2006 to September 2011, 875 wells were drilled in Brazilian waters, out of which 188 (21.4%) were in ultra-deepwaters. The exploration and production of ultra-deepwater blocks is a more complex activity than onshore or shallow water drilling and, consequently, it requires more sophisticated assets. Petrobras is expected to demand 90 ultra-deepwaters units by 2020. We believe both the short-term and long-term outlook for the Brazilian ultra-deepwater and deepwater market continues to improve.

Planned Investments in the Brazilian Offshore Oil and Gas Market

Although we have previously provided drilling services to various companies, including major oil corporations, for the year ended December 31, 2011, Petrobras represented 93% of our gross revenue. Most of our existing rigs, including our six semi-submersible rigs and six of our nine onshore rigs, are chartered to Petrobras. In addition, we currently have two drillships under construction (Amaralina Star and Laguna Star), which are chartered to Petrobras.

Petrobras announced, in 2009, its first fully detailed four-year investment plan, with an estimate of $174 billion in capital expenditures through 2013. The plan included $105 billion for E&P, encompassing a tender for 28 rigs to be delivered by 2017 – a number later revised to 33 rigs. Since then, Petrobras’ four-year plan has continually increased. The latest Petrobras plan, released in July 2011, calls for investments of $225 billion from 2011-2015. Approximately $128 billion (or 57% of the total planned investments) will be allocated to E&P projects, with $118 billion allocated for projects in Brazil. As a result, offshore activity in Brazil is expected to grow significantly in the coming years, with over 1,000 wells anticipated to be drilled.

Tax Benefits

We benefit from REPETRO and a number of tax treaties in the jurisdictions in which we and our subsidiaries are incorporated. See “Risk Factors—Risks Relating to Our Industry—Changes to, the revocation of, adverse interpretation of, or exclusion from Brazilian tax regimes and treaties to which we are currently subject may negatively impact us” and “Business—Brazilian Regulatory Framework—REPETRO.”

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since December 31, 2011.

Amaralina Star and Laguna Star Project Financing

In March 2012, Amaralina Star Ltd. and Laguna Star Ltd., each an indirect subsidiary of the issuer, entered into a syndicated, secured credit facility in an aggregate principal amount of $943.9 million with various financial institutions, as lenders, the Norwegian government, represented by The Norwegian Ministry of Trade and Industry, as lender, and HSBC Bank USA, National Association, as administrative agent and collateral agent. The proceeds of this facility will be used to finance the construction and operation of Amaralina Star and Laguna Star, which we expect to commence operations in October 2012 and December 2012, respectively. This facility is amortizing, bears interest at six-month LIBOR plus 2.75% per annum during construction of the drillships (except for the Norwegian Government tranche which bears interest at six-month LIBOR plus 3.00% per annum) and one-month LIBOR plus 2.75% per annum during operation of the drillships. Each tranche matures six years and one month after commencement of operations of the respective drillship financed. We entered into an interest rate swap agreement in order to pay a fixed aggregate interest rate of 2.620% with respect to the tranche financing Amaralina Star and 2.705% with respect to the tranche financing Laguna Star, in each case, over the life of the respective loan.

This facility is secured by, among other things, mortgages of Amaralina Star and Laguna Star drillships, pledges on the shares of Amaralina Star Ltd. and Laguna Star Ltd. and certain of their affiliates involved in the chartering of Amaralina Star and Laguna Star drillships, and other collateral customary in project finance arrangements.

Reorganization

For a discussion on our corporate reorganization, see “Summary—Recent Developments.”

Sete Brasil

For a discussion on our recent partnership with Sete Brasil and our expected revenues derived from that partnership, see “Business—Our Fleet and Investments—Sete Brasil.”

FPSO Cidade de Ilhabela

For a discussion of the execution of the charter and services agreements on April 4, 2012, by Guara Norte S.á.r.l. and Guara-Norte Operações Maritimas Limitada, in which we hold a 12.75% interest, see “Business—Our Fleet and Investments—FPSOs—FPSO Cidade de Ilhabela.”

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS as adopted by the IASB. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Principal Components of our Consolidated Results of Operations

Net Operating Revenue

Our net operating revenue is comprised of revenue from charter and service contracts.

Our charter dayrates are denominated and payable in U.S. dollars. Our dayrates under the services agreements are denominated and payable in Brazilian reais, based on the exchange rate for U.S. dollars determined pursuant to the terms of the services agreements. In our offshore drilling contracts, our charter dayrates typically comprise 90% of our total dayrate and our service dayrates typically comprise 10% of our total dayrate, except with respect to the Lone Star, in which such charter dayrates comprise 60% of the total dayrate and such service dayrates comprise 40% of it. Our charter and services agreements may permit increases in the dayrates based on a variety of factors, including inflation, machinery and equipment indexes, oil and gas industry indexes, and exchange rate variations.

Net operating revenue is measured at the fair value of the consideration received or receivable. In addition, net operating revenue is determined on an accrual basis according to the contracted dayrates, the uptime and the number of operating days during the financial period. The dayrates for our drilling rigs are set for the entire term of the charter and services agreements and payments are based on uptime; however, a waiting rate equal to 90% or 95% (depending on the contract) of the applicable dayrate applies for certain periods when a drilling rig is available but not in operation.

As is customary in the offshore drilling market, there is a ramp-up period during which the unit is not fully utilized. This learning curve typically requires periods of downtime to make operational corrections and therefore, limits our ability to receive maximum revenue during the first 12 to 24 operating months.

Our net operating revenue from our service agreements is presented net of certain federal and municipal taxes. Importantly, the Programa de Integração Social (a federal value-added tax), and Contribuição para o Financiamento da Seguridade Social (a federal value-added tax) are deducted from our gross revenue at rates of 1.65% and 7.6%, respectively. In addition, an Imposto sobre Serviços de Qualquer Natureza is assessed on our gross revenue from services at rates ranging from 2% to 5%. Revenue from our charter agreements for our offshore rigs is not subject to any taxes on revenue.

Costs of Services

Our costs of services consist primarily of (1) salaries and payroll expenses of the rig crews and supervisors; (2) depreciation; and (3) materials, maintenance (including repair services) and insurance. The following table sets forth our cost of services for the years ended December 31, 2011, 2010 and 2009.

	For the year ended December 31,			% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of $)

Payroll, charges and benefits	165.0	81.0	49.8	103.7	62.7
Depreciation	130.1	89.5	48.6	45.4	84.2
Materials	72.8	42.9	18.2	69.3	135.7
Maintenance	51.6	40.5	25.0	27.4	62.0
Insurance	11.1	7.0	3.8	58.6	84.2
Other(1)	48.0	16.9	7.9	184.0	113.9

Total cost of services	478.5	277.9	153.3	72.2	81.3

(1)	Comprised mainly of costs for communication, transportation, information technology, taxes, legal advisors, auditors and advisory services.

Salaries and payroll expenses include expenses for the crew that operates a rig, supervisors that directly support the operation of the rig and salaries, charges, benefits and costs related to training. Most of our payroll expenses are payable in reais, matching the currency of payment under our services agreements.

Depreciation costs are based on the costs of our drilling rigs, which are depreciated linearly over their respective useful economic lives. Drilling equipment is recorded at the lower of its average acquisition cost or its market price. Our costs related to materials, maintenance and repair services (payable principally in U.S. dollars) include the costs of drilling equipment and supplies.

When we commence operations of a unit, we begin expensing 100% of salaries and payroll expenses. Prior to the commencement of operations of a unit, we capitalize salaries and payroll expenses of the crews of these units. As a result of the ramp-up period, we typically have higher costs as a percentage of net operating revenue for a unit during this time.

General and Administrative Expenses

Our general and administrative expenses consist of office expenses as well as the remuneration and compensation of directors and administrative employees, legal and auditing fees, rent expense related to office space and other miscellaneous expenses.

Financial costs, net

Our financial costs, net consists of interest on loans and financings, derivatives expenses, financial expenses with related parties, interest and monetary variations and other financial costs, net of financial income, including, interest on cash investments, income on loan receivables and other financial income.

Taxes

We and most of our subsidiaries are organized in the British Virgin Islands, the Cayman Islands and Luxembourg, all of which do not charge tax on our income. We have subsidiaries organized in the Netherlands, where a tax on our reportable income is imposed, but none of our Netherlands subsidiaries reported taxable income during 2011, 2010 or 2009, and as a result of our tax planning, we do not expect to recognize taxable income in the Netherlands during future periods. Our subsidiary QGOG is organized in Brazil and is subject to corporate statutory income tax and social contribution tax at a composite rate of 34%.

EBITDA

EBITDA is a non-GAAP measure prepared by us. EBITDA consists of net income, plus financial costs, net, income taxes, depreciation and amortization. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning and different companies may use different EBITDA definitions. Therefore, our definition of EBITDA may not be comparable to the definition used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative and strategic decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial expenses, taxes, depreciation, capital expenses and other related expenses. We use EBITDA as a supplemental means to measure our operating performance.

The following table sets forth a reconciliation of our EBITDA to loss for each of the years presented.

	For the year ended December 31,
	2011	2010	2009
Other Financial Information:	(in millions of $)

Loss for the year	(24.7)	(43.5)	(40.8)
(+) Financial income (expenses)	118.5	76.3	32.0
(+) Income taxes	5.1	(1.5)	(0.9)
(+) Depreciation	131.3	90.6	49.5

EBITDA(1)	230.3	122.0	39.7

EBITDA margin (%) (2)	37.3%	33.7%	23.0%

(1)	EBITDA is a non-GAAP measure prepared by us. The calculation of EBITDA was adversely impacted by provisions related to penalties due to late delivery of $10.8 million, $35.0 million and $17.3 million in 2011, 2010 and 2009, respectively.
(2)	EBITDA margin is a non-GAAP measure prepared by us. EBITDA margin is calculated by dividing EBITDA by net operating revenue for the applicable period.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following table sets forth consolidated financial information for the years ended December 31, 2011 and 2010.

	For the year ended December 31,
	2011	2010	% Change
	(in millions of $)

Net operating revenue	617.5	362.1	70.5
Costs of services	(478.5)	(277.9)	72.2

Gross profit	139.0	84.2	65.1
General and administrative expenses	(29.8)	(24.7)	20.6
Other operating expenses, net	(11.3)	(34.3)	(67.1)

Operating profit	97.9	25.2	288.5
Financial costs, net	(118.5)	(76.3)	55.3
Share of results of joint ventures	1.0	6.2	(83.9)

Loss before taxes	(19.5)	(44.9)	(56.6)
Taxes	(5.1)	1.5	(440.0)

Loss for the year	(24.7)	(43.5)	(43.2)

Net Operating Revenue

Net operating revenue increased by $255.4 million, or 70.5%, during 2011, primarily as a result of:

•	the commencement of operations of Alpha Star in July 2011, contributing $87.0 million to net operating revenue during 2011;

•	the commencement of operations of Lone Star in April 2011, contributing $53.0 million to net operating revenue during 2011;

•	the commencement of operations of our QG-V, QG-VIII and QG-IX rigs in April 2011, contributing an aggregate amount of $33.0 million to net operating revenue during 2011;

•

the $29.9 million increase in the contribution to net operating revenue of Atlantic Star due to (1) the increased dayrate for this unit beginning in July 2011 as a result of a renegotiated contract, and (2) the increased availability of this unit in 2011. During 2010, Atlantic Star was unavailable for 183 days while undergoing an upgrade, while the unavailability due to this upgrade was for only 42 days in 2011; and

•

the $29.1 million increase in the contribution to net operating revenue of Alaskan Star due to the increased availability of this unit in 2011. During 2010, Alaskan Star was unavailable for 155 days while undergoing an upgrade, which was completed in December 2010 and did not result in unavailability related thereto during 2011.

Costs of Services

Costs of services increased by $200.6 million, or 72.2%, during 2011. The following table sets forth the components of our cost of services for the years ended December 31, 2011 and 2010.

	For the year ended December 31,
	2011	2010	% Change
	(in millions of $)

Payroll, charges and benefits	165.0	81.0	103.7
Depreciation	130.1	89.5	45.4
Materials	72.8	42.9	69.3
Maintenance	51.6	40.5	27.4
Insurance	11.1	7.0	58.6
Other(1)	48.0	16.9	184.0

Total cost of services	478.5	277.9	72.2

(1)	Comprised mainly of costs for communication, transportation, information technology, taxes, legal advisors, auditors and advisory services.

Our costs of services increased primarily as a result of:

•

a 103.7% increase in payroll, charges and benefits costs to $165.0 million during 2011 from $81.0 million during 2010, principally due to our recognition in 2011 of personnel costs related to the crews of Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX in 2011, that we had capitalized prior to the commencement of operation of these units;

•

a 45.4% increase in depreciation costs to $130.1 million during 2011 from $89.5 million during 2010, principally due to depreciation expenses incurred following the commencement of operations of Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX;

•	a 184.0% increase to $48.0 million in 2011 from $16.9 million in 2010 mainly due to tax provisions and other taxes in connection with the commencement of operations of onshore rigs; and

•

a 69.3% increase in materials costs to $72.8 million during 2011 from $42.9 million during 2010, principally due to an increase in our materials requirements as a result of the commencement of operations of Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX.

As a result, gross profit increased by $54.8 million, or 65.1%, during 2011. Gross margin (gross profit as a percentage of net operating revenue) declined slightly to 22.5% during 2011 from 23.3% during 2010 due to the ramp-up of our operations.

General and Administrative Expenses

General and administrative expenses increased by $5.1 million, or 20.6%, during 2011, primarily as a result of a 38.5% increase in payroll, charges and benefits expenses to $18.0 million during 2011 from $13.0 million during 2010, principally due to an increase in headcount resulting from the expansion of our operations, other expenses related to our corporate reorganization, and an improvement of our corporate governance due to new requirements deriving from our private placement and our project financings. General and administrative expenses as a percentage of net operating revenue declined to 4.8% during 2011 from 6.8% during 2010.

Other Operating Expenses, Net

Other operating expenses, net, declined by $23.0 million, or 67.1%, during 2011, primarily as a result of a 69.1% decline in penalties to $10.8 million during 2011 from $35.0 million during 2010. The 2011 penalties included contractual penalties for delays in the delivery of Lone Star, Amaralina Star and Laguna Star. The 2010 penalties included contractual penalties for delays in the delivery of Olinda Star, Lone Star and Gold Star.

Operating Profit

As a result of the foregoing, our operating profit increased by 288.5% to $97.9 million during 2011 from $25.2 million in 2010. As a percentage of net operating revenue, operating profit increased to 15.9% in 2011 from 7.0% in 2010.

Financial Costs, Net

Financial costs, net, increased by $42.2 million, or 55.3%, during 2011, as a result of a 52.6% increase in financial costs from $79.9 in 2010 to $121.9 million in 2011 and a 5.6% decrease in financial income, from $3.6 in 2010 to $3.4 in 2011.

Financial Income

Financial income declined to $3.4 million during 2011 from $3.6 million during 2010, primarily as a result of a 66.7% decrease in non-cash gains from exchange rate variations to $0.5 million during 2011 from $1.5 million during 2010, the effects of which were partially offset by an increase in financial income from related parties to $0.6 million during 2011 from $0.2 million during 2010.

Financial Costs

Financial costs increased by 52.6% to $121.9 million during 2011 from $79.9 million during 2010, principally due to (1) a 131.7% increase in financial charges on loans and financings to $60.0 million during 2011 from $25.9 million during 2010, primarily as a result of (a) our recognition in 2011 of interest expenses related to the financing of Alpha Star and Lone Star in 2011, that we had capitalized prior to the commencement of operation of these units, and (b) our recognition of interest expenses related to the financing of Gold Star for the full year in 2011 compared to 11 months during 2010, which we had capitalized during the remaining one month of 2010, and (2) a 154.0% increase in financial expenses from related parties to $16.0 million during 2011 from $6.3 million during 2010, primarily as a result of our paying fees to QG S.A. with respect to its guarantee of some of our debt obligations for the full year 2011 compared to six months of 2010. See “Certain Relationships and Related Party Transactions.”

Share of Results of Joint Ventures

Share of results of joint ventures declined by $5.2 million, or 83.9%, during 2011 as a result of the effects of the upgrade of FPSO Capixaba (and the reduced uptime during the upgrade) and of the financing of this upgrade in 2010, which resulted in FPSO Capixaba Venture S.A. recognizing increased depreciation costs and financial charges. In addition, the renegotiation of the existing FPSO Capixaba contract led to an extended contract term and a slightly lower dayrate beginning in June 2010.

Taxes

Our tax expense was $5.1 million during 2011 compared to a deferred tax of $1.5 million during 2010 due to the higher taxable income of QGOG in 2011.

Loss for the Year

Loss declined to $24.7 million, or 4.0% of net operating revenue, during 2011 from $43.5 million, or 12.0% of net operating revenue, during 2010.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following table sets forth consolidated financial information for the years ended December 31, 2010 and 2009.

	For the year ended December 31,
	2010	2009	% Change
	(in millions of $)

Net operating revenue	$362.1	$172.5	109.9
Cost of services	(277.9)	(153.3)	81.3

Gross profit	84.2	19.2	338.5
General and administrative expenses	(24.7)	(20.0)	23.5
Other operating expenses, net	(34.3)	(15.9)	115.7

Operating profit (loss)	25.2	(16.6)	n.m.
Financial costs, net	(76.3)	(32.0)	138.4
Share of results of joint ventures	6.2	6.8	(8.8)

Loss before taxes	(44.9)	(41.8)	7.4
Taxes	1.5	0.9	66.7

Loss for the year	$(43.5)	$(40.8)	6.6

n.m.: not meaningful.

Net Operating Revenue

Net operating revenue increased by $189.6 million, or 109.9%, during 2010, primarily as a result of:

•	the commencement of operations of Gold Star in February 2010, contributing $89.6 million to net operating revenue during 2010;

•

the commencement of operations of Olinda Star in August 2009, contributing $85.0 million to net operating revenue during 2010 compared to $27.0 million during the five months that Olinda Star was operational in 2009; and

•

the $32.2 million increase in net operating revenue of Alaskan Star due to the increased dayrate for this unit beginning in December 2009, the effects of which were partially offset by this unit being unavailable due to an upgrade for 155 days during 2010.

Costs of Services

Costs of services increased by $124.6 million, or 81.3%, during 2010. The following table sets forth the components of our cost of services for the years ended December 31, 2010 and 2009.

	For the Year ended December 31,
	2010	2009	% Change
	(in millions of $)

Payroll, charges and benefits	81.0	49.8	62.7
Depreciation	89.5	48.6	84.2
Materials	42.9	18.2	135.7
Maintenance	40.5	25.0	62.0
Insurance	7.0	3.8	84.2
Other(1)	16.9	7.9	113.4

Total cost of services	277.9	153.3	81.3

(1)	Comprised mainly of costs for communication, transportation, information technology, legal advisors, auditors and advisory services.

Our costs of services increased primarily as a result of:

•

an 84.2% increase in depreciation costs to $89.5 million during 2010 from $48.6 million during 2009, principally due to depreciation expenses incurred following the commencement of operations of Gold Star and the effect of a full year of operations of Olinda Star in 2010;

•

a 62.7% increase in payroll, charges and benefits costs to $81.0 million during 2010 from $49.8 million during 2009, principally due to our recognition in 2010 of personnel costs related to the crews of Gold Star, that we had capitalized prior to the commencement of operation of these unit, and an increase in headcount as a result of our expansion of our base in Macaé, Brazil to support our growing fleet of offshore rigs;

•

a 135.7% increase in materials costs to $42.9 million during 2010 from $18.2 million during 2009, principally due to costs related to materials necessary for commencement of operations of Gold Star and the expansion of our base in Macaé, Brazil; and

•	a 62.0% increase in maintenance costs to $40.5 million during 2010 from $25.0 million during 2009, principally due to the commencement of operations of Gold Star and mobilization expenses.

As a result, gross profit increased by $65.0 million, or 338.5%, during 2010. Gross margin increased to 23.3% during 2010 from 11.1% during 2009.

General and Administrative Expenses

General and administrative expenses increased by $4.7 million, or 23.5%, during 2010, primarily as a result of (1) a 42.7% increase in communication, transportation, information technology and consulting services to $10.7 million during 2010 from $7.5 million during 2009, and (2) a 13.0% increase in payroll, charges and benefits expenses to $13.0 million during 2010 from $11.5 million during 2009, principally due to an increase in headcount at our headquarters resulting from the addition of operating rigs. General and administrative expenses as a percentage of net operating revenue declined to 6.8% during 2010 from 11.6% during 2009.

Other Operating Expenses, Net

Other operating expenses, net, increased by $18.4 million, or 115.7%, during 2010, principally as a result of a 102.3% increase in penalties to $35.0 million in 2010 from $17.3 million during 2009, primarily due to the imposition of penalties in 2010 under charter agreements as a result of delays in the delivery of Olinda Star, Lone Star and Gold Star compared to the imposition of penalties in 2009 under charter agreements as a result of delays in the delivery of the Olinda Star and Gold Star.

At the time we acquired the charter and service agreements for the Amaralina Star and Laguna Star, we anticipated that we would deliver and commence operation of these drillships after their contracted delivery dates. In the case of Gold Star, there was no delay in the shipyard but due to a settlement related to the late delivery of Lone Star, there was a rig swap resulting in penalties for Gold Star.

Operating Profit (Loss)

As a result of the foregoing, our operating profit was $25.2 million during 2010 compared to an operating loss of $16.6 million in 2009. As a percentage of net operating revenue, operating profit was 7.0% in 2010 compared to operating loss of 9.6% in 2009.

Financial Costs, Net

Financial costs, net, increased by $44.3 million, or 138.4%, during 2010 as a result of a 130.9% increase in financial expenses, the effects of which were partially offset by a 38.5% increase in financial income.

Financial Income

Financial income increased by 38.5% to $3.6 million during 2010 from $2.6 million during 2009, primarily as a result of a 114.3% increase in non-cash gains from exchange rate variations to $1.5 million during 2010 from $0.7 million during 2009.

Financial Costs

Financial costs increased by 130.9% to $79.9 million during 2010 from $34.6 million during 2009, principally due to (1) a $40.0 million increase in non-cash derivatives expenses to $41.2 million during 2010 from $1.2 million during 2009, primarily as a result of (a) the increase in the nominal amount of our derivatives, which we use to hedge our exposure to the floating interest rates under many of our debt obligations, in connection with the incurrence of indebtedness under our financing arrangements for our drilling rigs, and (b) the mark-to-market effects of our debt obligations of $11.9 million, and (2) $6.3 million of financial expenses from related parties recorded during 2010, primarily as a result of our agreement in July 2010 to pay fees to QG S.A. with respect to its guarantee of some of our debt obligations. The effects of these factors was partially offset by our recording a $0.3 million gain from exchange rate variations in 2010 compared to a $6.7 million loss from exchange rate variations in 2009 related to the effects of the depreciation of the real on the reimbursement in reais of some expenses incurred by QGOG during the period between the date of incurrence of these expenses and the date of reimbursement.

Share of Results of Joint Ventures

Share of results of joint ventures declined by $0.6 million, or 8.8%, during 2010, as a result of the 33.1% decline in the net income recorded by SBM Espirito do Mar during 2010, the effects of which were partially offset by an increase in the share of results of FPSO Capixaba Venture S.A. to $1.7 million during 2010 from $0.1 million during 2009. The 9.1% decline in net income recorded by SBM Espirito do Mar was primarily due to the renegotiation of the existing FPSO Capixaba contract, which led to an extended contract term and a slightly lower dayrate beginning in June 2010.

Taxes

Our deferred tax was $1.5 million during 2010 compared to $0.9 million during 2009.

Loss for the Year

Loss increased by 6.6% to $43.5 million, or 12.0% of net operating revenue, during 2010 from $40.8 million, or 23.7% of net operating revenue, during 2009.

Liquidity and Capital Resources

We operate in a capital intensive industry. Our principal cash requirements consist of the following:

•	capital expenditures related to investments in operations, construction of new offshore rigs, and maintenance and upgrades of our existing drilling rigs;

•	servicing our indebtedness;

•	equity contributions to joint ventures; and

•	working capital requirements.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term loans and financings; and

•	capital contributions and shareholder contributions.

During 2011, cash flow generated by operations was used primarily for investing activities, to service our outstanding debt obligations and for working capital requirements. As of December 31, 2011, our consolidated cash and cash equivalents amounted to $188.9 million. As of December 31, 2011 we had a negative working capital of $1,084.4 million. The negative working capital as of December 31, 2011 is principally related to accrued liabilities in the amount of $722.5 million related to the construction of Amaralina Star and Laguna Star drillships. Our strategy to reverse this negative working capital includes a $943.9 million long-term credit facility entered into in March 2012 to finance the construction of the Amaralina Star and Laguna Star.

As the parent company of our operating subsidiaries, we are not a direct party to any charter agreements and are therefore dependent on receiving cash distributions from our subsidiaries. Distribution of surplus cash held in our subsidiaries that own our drilling rigs and are borrowers under the financing agreements related thereto may be restricted under such financing agreements. We do not believe these restrictions will prevent us and other non-borrowing subsidiaries from meeting our respective liquidity needs.

We believe, based on our current business plan, that the proceeds of this offering, our cash and cash equivalents on hand, cash from operations and borrowings available to us will be adequate to meet all of our capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements.

Cash Flows

The following table sets for the elements of our cash flows for the periods presented.

	For the year ended December 31,
	2011	2010	2009
	(in millions of $)
Cash flows provided used in operating activities:
Loss for the year	(24.7)	(43.5)	(40.8)
Adjustments to reconcile loss to net cash used in operating activities	264.4	193.6	89.8

Loss after adjustments to reconcile loss to net cash used in operating activities	239.7	150.1	49.0
Increase in working capital	(121.8)	(70.7)	(58.3)

Cash flows provided (used) in operating activities	117.9	79.4	(9.3)
Cash flows used in investing activities	(277.8)	(799.9)	(391.2)
Cash flows provided by financing activities	262.3	739.3	367.7
Increase (decrease) in cash and cash equivalents	102.4	18.8	(32.7)

Cash Flows Provided by (Used In) Operating Activities

During 2011 and 2010 operating activities provided net cash of $117.9 million and $79.4 million, respectively and in 2009 operating activities used net cash of $9.3 million.

Net cash provided by operating activities increased by $38.5 million during 2011. In 2011, our cash generated from loss after adjustments to reconcile loss to net cash used in operating activities was $239.7 million, an increase of $89.6 million compared to 2010, mainly due to commencement of operations of the Alpha Star, Lone Star, QG-V, QG-VIII and QG- IX, the increased dayrate for Atlantic Star beginning in July 2011 and the increased availability of Atlantic Star in 2011. This increase in net cash provided by operating activities was partially offset by an increase in working capital of $121.8 million in 2011 compared to an increase in working capital of $70.7 million, primarily as a result of a $131.8 million increase in short-term investments during 2011 compared to a $27.6 million decrease in these investments during 2010.

Our net cash provided by operating activities was $79.4 million during 2010, and in 2009 operating activities used net cash of $9.3 million. In 2010, our cash generated from loss after adjustments to reconcile loss to net cash used in operating activities was $150.1 million, an increase of $101.2 million compared to 2009, mainly due to commencement of operations of the Gold Star and Olinda Star, and due to the increased dayrate for Alaskan Star beginning in December 2009. This increase in net cash provided by operating activities was partially offset by the $70.7 million increase in working capital in 2010 compared to an increase in working capital of $58.3 million in 2009, primarily as a result of (1) a $29.6 million increase in restricted cash during 2010 and (2) a $49.9 million increase of trade and other receivables during 2010 primarily due to reimbursements charged to Petrobras in 2010 and received in 2011, compared to a $30.7 million increase in trade and other receivables during 2009.

Cash Flows Used in Investing Activities

Investing activities used net cash of $277.8 million during 2011, $799.9 million during 2010 and $391.2 million in 2009.

During 2011, investing activities for which we used cash primarily consisted of (1) investments of $230.2 million in property, plant and equipment, including $119.3 million related to Alpha Star, $23.6 million related to the Atlantic Star, $22.7 million related to Amaralina Star and Laguna Star, and $19.6 million related to the Lone Star and (2) loans to related parties of $48.3 million, principally due to $31.0 million in milestone payments relating to the construction of FPSO Cidade de Paraty and FPSO Cidade de Ilhabela and $17.3 million related to loans made to Delba to finance its disbursements for the construction of Amaralina Star and Laguna Star.

During 2010, investing activities for which we used cash primarily consisted of (1) investments of $485.1 million in property, plant and equipment, including $249.6 million related to Alpha Star, $67.0 million related to Alaskan Star and $82.3 million related to the Lone Star, and (2) advances to suppliers of $212.6 million, primarily consisting of advances to the shipyard that is constructing Amaralina Star and Laguna Star. In addition, proceeds to related parties, primarily consisting of $95.7 million in loans to Delba to finance its disbursements for the construction of Amaralina Star and Laguna Star.

During 2009, investing activities for which we used cash primarily consisted of investments of $394.3 million in property, plant and equipment, including $165.3 million related to Alpha Star, $107.7 million related to Gold Star, $68.4 million related to Olinda Star and $61.6 million related to Lone Star.

Cash Flows Used in Financing Activities

Financing activities provided net cash of $262.3 million during 2011, $739.3 million during 2010, and $367.7 million in 2009.

During 2011, our principal sources of borrowed funds consisted of proceeds of $685.2 million, net of transaction costs, from our issuance of 5.25% Senior Secured Notes due 2018 and $575.0 million disbursed under our Alpha Star project loan facility. During 2011, we used cash to prepay all amounts outstanding under our Atlantic Star and Alaskan Star project loan facilities, a bridge loan of Alpha Star, a term loan credit agreement and a revolving credit agreement, as well as to make scheduled amortization payments under our other credit agreements. Interest and derivatives paid totaled $130.3 million. Amaralina Star Ltd. and Laguna Star Ltd. also received loans in 2011 from related parties of $17.3 million due to contributions received from Delba to finance the construction of Amaralina Star and Laguna Star. See “Certain Relationships and Related Party Transactions.”

During 2010, we received cash as a result of a capital increase by Constellation in which CIPEF Constellation Coinvestment Fund L.P. and CIPEF V Constellation Holding L.P. purchased 5,081,050 and 5,788,859 common shares of Constellation, respectively, for an aggregate purchase price of $420.7 million, net of $9.3 million of expenses directly related to the capital increase. During 2010, our principal sources of borrowed funds consisted of $260.0 million disbursed under our Alpha Star project loan facility and $133.0 million disbursed under our Atlantic Star project loan facility. During 2010, we used cash to make scheduled amortization payments under our credit agreements. Interest and derivatives paid totaled $89.2 million. Amaralina Star Ltd. and Laguna Star Ltd. also received loans in 2010 from related parties of $95.7 million due to contributions received from Delba to finance the construction of Amaralina Star and Laguna Star. See “Certain Relationships and Related Party Transactions.”

During 2009, our principal sources of borrowed funds consisted of $160.6 million under the Alaskan Star project loan facility and $127.8 million disbursed under our Lone Star and Gold Star project loan facilities, $87.0 million disbursed under our Atlantic Star project loan facility and $107.5 million disbursed under a bridge loan. During 2009, we used cash to prepay all amounts outstanding under our Atlantic Star facility, as well as to make scheduled amortization payments under our other credit agreements. Interest and derivatives paid totaled $35.1 million.

Capital Expenditures

We have incurred capital expenditures in the last three years in order to construct, upgrade and maintain our rigs. For the years ended December 31, 2011, 2010 and 2009, we recorded capital expenditures of $910.0 million, $608.8 million and $618.9 million, respectively, in connection with the construction and upgrading of our rigs.

Except for our investments in the FPSO Cidade de Ilhabela and Sete Brasil, our current projects are fully funded. We expect to finance our future capital expenditures for new projects through either project financing or issuances in the capital markets. The table below sets forth our expected capital expenditures and investments for existing and future projects through 2015.

	2012	2013	2014	2015	Total
	(in millions of $)
Existing Projects	1,202	310	140	173	1,825
New Projects	335	591	1,415	991	3,332

Total (1)	1,537	900	1,554	1,164	5,155

(1)	Includes pro rata portion of capital expenditures required for FPSOs and Sete Brasil in the aggregate amount of $1,838 million, of which $388 million is with respect to our minority equity interest in the FPSOs and Sete Brasil. See “Business—Our Fleet and Investments—FPSOs.”

Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2011:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of $)

Loans and financings (1)	$806.0	$1,185.7	$562.9	$178.4	$2,732.9
Equity contributions to joint ventures (2)	52.0	83.6	—	—	135.6
Purchase obligations (3)	947.8	—	—	—	947.8

Total contractual obligations	$1,805.8	$1,269.3	$562.9	$178.4	$3,816.4

(1)	Consists of estimated future payments of amortization amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2011 and assuming that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates.
(2)	Pursuant to the shareholders’ agreements of FPSO Cidade de Ilhabela and FPSO Cidade de Paraty, we will be required to contribute equity. See “Business—Shareholder and Joint Venture Agreements.”
(3)	Consists of purchase obligations for equipment pursuant to binding obligations in connection with our investments in the Amaralina Star and Laguna Star drillships.

QG S.A. (an affiliate of our company) and QGOGPar entered into a shareholders’ agreement on October 6, 2011, pursuant to which QGOGPar agreed to purchase 49% of the common shares and 100% of the preferred shares of QGOG. In connection with the shareholders’ agreement, QGOGPar also entered into a call option agreement to purchase the remaining 51% of QGOG’s common shares. If QGOGPar were to exercise this call option, it would be obligated to pay QG S.A. a nominal amount. See “Certain Relationships and Related Party Transactions.”

Indebtedness

As of December 31, 2011, our total outstanding indebtedness, net of transaction costs, was $2,440.5 million, consisting of $731.2 million of short-term indebtedness, including current portion of long-term indebtedness (30.0% of our total indebtedness), and $1,709.3 million of long-term indebtedness (70.0% of our total indebtedness). As of December 31, 2011, approximately $2,053.1 million, or 83.4%, of our outstanding indebtedness was secured. A majority of our indebtedness outstanding as of December 31, 2011 has been incurred under non-recourse financings, except for certain financings with recourse in the pre-completion phase. In addition, as of December 31, 2011, we had payables to related parties of $134.9 million. All of our indebtedness is denominated in U.S. dollars.

Our financing strategy over the next several years involves reducing our leverage in order to increase our liquidity levels, improve our strategic, financial and operational flexibility, and maintain a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures.

Short-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding short-term debt instruments at December 31, 2011.

Instrument:	Outstanding Amount at December 31, 2011	Interest Rate	Amortization	Final Maturity
	(in millions of $)

Banco Bradesco Working Capital Facilities	283.7	Range from LIBOR + 2.30% to LIBOR + 2.85%	Principal and interest due at maturity	Range from October 2012 to December 2012
Banco do Brasil Working Capital Facility	124.0	LIBOR + 1.72%	Principal and interest due at maturity	September 2012

We have entered into several loan facility agreements with Banco Bradesco S.A., as lender and administrative agent, with aggregate borrowings thereunder of $283.7 million as of December 31, 2011 for general working capital purposes. These facilities bear interest at rates that range from LIBOR plus 2.30% per annum to LIBOR plus 2.85% per annum. The final maturity date for each facility ranges from October 2012 to December 2012. Voluntary prepayments are allowed, subject to certain conditions. Our obligations under each facility are fully and unconditionally guaranteed, on a joint and several basis, by QGOG.

On September 12, 2011, we entered into a working capital facility agreement with Banco do Brasil S.A., as lender, with an outstanding amount of $124.0 million as of December 31, 2011. This facility bears interest at LIBOR plus 1.72% per annum and matures in September 2012. Except under certain limited circumstances, we may not prepay this loan prior to maturity.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at December 31, 2011.

Instrument:	Outstanding Amount at December 31, 2011	Interest Rate	Amortization	Final Maturity
	(in millions of $)
5.25% Senior Secured Notes due 2018	652.9	5.25%	Semi-annual	July 2018
Olinda Star project loan facility	205.0	LIBOR + 1.40%	Quarterly	July 2014
Lone Star project loan facility	364.5	LIBOR + 1.15%	Quarterly	January 2015
Alpha Star project loan facility	499.4	LIBOR + 2.50%	Monthly	July 2017
Gold Star project loan facility	311.0	LIBOR + 2.65%	Quarterly	December 2017

The table below sets for the amortization schedule of our long-term indebtedness as of December 31, 2011.

Amortization Amount
(in millions of $)

2013	334.8
2014	390.9
2015	315.3
2016	227.3
2017	353.8
Thereafter	87.2

1,709.3

(1)	Consists of principal, amortization of transaction costs and amortization of debt discount.

The following discussion briefly describes our significant financing transactions.

5.25% Senior Secured Notes due 2018

In July 2011, QGOG Atlantic/Alaskan Rigs Ltd., our indirect subsidiary, issued $700.0 million aggregate principal amount of 5.25% senior secured notes due 2018. The notes are fully and unconditionally guaranteed on a senior secured basis by Alaskan Star Ltd. and Star International Drilling Limited, or Star International, (the owners of Alaskan Star and Atlantic Star, respectively), each of which owns 50% of the shares of QGOG Atlantic/Alaskan Rigs Ltd. Interest on the notes is payable semi-annually in arrears and the notes mature in July 2018.

Amaralina Star and Laguna Star Facility

For a description of the Amaralina Star and Laguna Star Facility, see “—Recent Developments.”

Olinda Star Project Loan Facility

In February 2008, Olinda Star Ltd., our indirect subsidiary (the owner of Olinda Star), entered into a syndicated, secured project loan facility with various banks lenders and ING Bank N.V., as arranger, facility agent and security trustee, in the aggregate principal amount of $310.0 million to finance the upgrade of Olinda Star, which commenced operations in August 2009. This facility is amortizing, bears interest at LIBOR plus 1.40% per annum and matures in July 2014. We entered into an interest rate swap agreement in order to pay a fixed aggregate interest rate of 3.973% over the life of the loan.

Lone Star and Gold Star Project Loan Facility

In July 2007, Eiffel Ridge Group C.V., our indirect subsidiary, entered into a syndicated, secured project loan facility with various lenders, and ING Bank N.V., as arranger, facility agent and security trustee, in aggregate principal amount of $810.2 million in order to finance the construction of Lone Star and Gold Star, which commenced operations in April 2011 and February 2010, respectively. The Lone Star facility is amortizing, bears interest at LIBOR plus 1.15% per annum and matures in January 2015. The Gold Star facility is amortizing, bears interest at LIBOR plus 2.65% per annum (which shall be reduced to 1.15% upon the satisfaction of certain conditions precedent) and matures in December 2017. We entered into an interest rate swap agreement in order to pay a fixed aggregate interest rate of 5.165% over the life of these loans.

Alpha Star Project Loan Facility

In March 2011, Alpha Star Equities Ltd., our indirect subsidiary (the owner of Alpha Star), entered into a syndicated, secured credit facility with the various financial institutions party thereto, as lenders, and Citibank, N.A., as administrative agent and collateral agent, in aggregate principal amount of $575.0 million in order to finance the construction of Alpha Star, which commenced operations in July 2011. This facility is amortizing, bears interest at LIBOR plus 2.50% per annum and matures in July 2017. We entered into an interest rate swap agreement in order to pay a fixed rate of 1.930% over the life of the loan.

Our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•

leverage ratio (measured as adjusted net debt divided by consolidated adjusted EBITDA as defined in the applicable debt instrument) cannot exceed 4.00 to 1.00 as measured on June 30 and December 31 of each year; and

•	interest coverage ratio must be greater than 3.00 to 1.0 as measured on June 30 and December 31 of each year.

In addition to the financial covenants described above, certain of our debt instruments require that we comply with minimum liquidity requirements, the most restrictive of which are as follows:

•	consolidated tangible net worth must be equal to or greater than $250.0 million; and

•	consolidated cash and cash equivalents and marketable securities must be equal to or greater than R$80.0 million.

As of and for the year ended December 31, 2011, we were in compliance with these financial and liquidity covenants, and we believe that we will be able to comply with these financial and liquidity covenants for the foreseeable future. In addition, we believe that our compliance with these financial or liquidity covenants will not adversely affect our ability to implement our financing plans.

These instruments also contain other covenants that restrict, among other things, the ability of most of our subsidiaries to, among other things:

•	incur certain indebtedness;

•	make payments other than project costs and operational expenses;

•	grant liens on assets;

•	enter into mergers, consolidations, corporate restructurings or sell assets;

•	undertake certain asset purchases;

•	engage in certain transactions with affiliates;

•	amend certain transaction documents; and

•	engage in any business other than the business in which such subsidiaries are currently engaged.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-payment default or cross-acceleration clauses, such that the occurrence of a payment event of default or acceleration under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of December 31, 2011, all of our long-term debt was secured. In order to secure this debt, we have granted liens on:

•

all shares of QGOG Atlantic/Alaskan Rigs Ltd., Alaskan Star Ltd., Star International Drilling Limited, Olinda Star Ltd. and certain of its affiliates, Eiffel Ridge Group C.V. and certain of its affiliates involved in the chartering of Gold Star and Lone Star and the operations related thereto, and Alpha Star Equities Ltd. and certain of their affiliates involved in the chartering of Alpha Star and the operations related thereto;

•	Alaskan Star, Atlantic Star, Olinda Star, Gold Star, Lone Star and Alpha Star;

•	equipment, contracts rights, insurance policies, revenues, rights and claims under any indemnity, warranty or letter of credit; and

•	the bank accounts of the borrowing entities and certain of their affiliates involved in the chartering of the related drilling rigs.

The security arrangements for our secured debt vary depending on the transaction.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as special purpose entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk

We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of December 31, 2011, we have fixed-for-floating interest rate swaps covering 100% of our outstanding variable rate debt.

Foreign Currency Exchange Rate Risk

The U.S. Dollar is our functional currency because the substantial majority of our revenues and part of our expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. However, there is a risk that currency fluctuations could have an adverse effect on us as we do earn revenue and incur expenses in other currencies, mainly Brazilian reais. As a result of the payment structure of customer contracts, we reduce our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual local currency needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies have not had a material impact on our overall operating results or financial condition.

INDUSTRY

Brazilian Oil and Gas Sector

History

From 1988 to 1995, the Brazilian Constitution granted the federal government a legal monopoly over the country’s oil and gas industry. The federal government chose Petrobras to be the sole entity allowed to operate across the entire Brazilian oil and gas value chain. In 1995, however, the ninth amendment to the Constitution overturned this monopoly, paving the way for foreign entities to enter the Brazilian market under the supervision and regulation of the ANP, beginning in 1997. In addition to creating the ANP, Law 9,478/97, or the 1997 Oil and Gas Law, created a concession system in which companies could bid for the right to explore Brazilian oil and gas resources.

Since this change, many companies have sought to gain access to this market. In this context, a number of global players in the oil and gas industry have invested significant capital in Brazil; however, the emphasis remains on domestically-sourced growth, with Petrobras spearheading a significant portion of the oil and gas industry development in the country. Furthermore, the ANP has created rules establishing “minimum local content,” such that a specified portion of all goods and services produced and rendered in the sector must come from Brazilian sources. For pre-salt exploration and production, the recently enacted Brazilian production sharing regime guarantees Petrobras the status as the sole and mandatory operator of all strategic concessions—encompassing most of the pre-salt reservoirs—and a minimum of 30% participation in any syndicate granted the concession. See “Business—Brazilian Regulatory Framework.”

While pre-salt activity currently only comprises 2% of Brazil’s total production, it is expected to increase to over 40% by 2020 according to Petrobras. The anticipated development of the pre-salt offshore fields contributes largely to the growth prospects of the Brazilian oil and gas industry. From 2005 to 2010, 51% of new discoveries globally were in deepwater and, of those, 62% were in Brazil as has been publicly disclosed by Petrobras. Petrobras expects its total production to more than double from the current 2.8 million boepd to an estimated 6.4 million boepd in 2020.

PETROBRAS PRODUCTION GROWTH PROJECTIONS

Source: Petrobras

Pre-salt potential and recent discoveries

Though historically considered promising, Brazil’s deepwater offshore reserves have generated significant interest in recent years with the extensive presalt discoveries. Located in ultra-deepwaters off the coast of the states of Rio de Janeiro, Espírito Santo, and São Paulo, the pre-salt discoveries represent a global landmark for oil and gas exploration. Relatively more technically challenging and difficult to reach, ultra-deepwater exploration has become increasingly relevant globally, as onshore and shallow water resources are becoming depleted. These largely untapped resources trapped below a thick layer of salt, in an area comparable in size to the Gulf of Mexico, are expected to change the global landscape in terms of largest oil producing nations within a decade.

Brazil has experienced the second largest reserve growth in the world over the past ten years. This growth can be attributed mainly to pre-salt discoveries like the Lula (formerly Tupi) Field, one of the largest prospects in the world, with a total resource potential of 6.5 bboe. Further, over 20 discoveries in the Santos and Campos Basins have contributed over 30 billion bbls of reserves since 2006.

While the 2006 discovery of the Lula Field served as a catalyst for further exploration, 2009 marked an inflection point for the Brazilian offshore industry. In 2009, Devon Energy, OGX and Petrobras announced one, two and nine discoveries, respectively, representing an estimated 3.6 bboe of additional reserves. Since then, driven by advances in offshore drilling technology, Brazil has continued to outpace the rest of the world in terms of exploration activity, announced discoveries and reserve additions. In Latin America, Brazil accounted for one in three wells drilled and nearly 90% of all reserves discovered during 2011. Of the ten largest discoveries worldwide during this same period, eight occurred in Brazil, including the large Libra field discovery in the Santos Basin.

PROVEN GLOBAL RESERVES VS. BRAZILIAN POTENTIAL (BBOE)

Source: 2011 BP Statistical Review of World Energy

Petrobras’ plans

In light of recent discoveries, Petrobras announced, in 2009, its first fully detailed four-year investment plan, with an estimated $174 billion in capital expenditures through 2013. The plans included $105 billion for E&P, encompassing a tender for 28 ultra-deepwater rigs to be delivered by 2016—a number later revised to 33 rigs. Since then, Petrobras’ four-year plan has continued to increase year after year. The latest revision, in March 2012, announced investments of $225 billion from 2011-2015. Approximately $128 billion (or 57%) of these capital expenditures will be allotted to E&P projects, with $118 billion allotted for projects in Brazil alone. As a result, activity in Brazilian waters is expected to grow significantly in the coming years, with over 1,000 wells anticipated to be drilled as a result of the E&P investment plan.

Source: Petrobras

Offshore drilling

Overview

The global offshore drilling industry provides drilling, workover and well construction services to oil and gas exploration and production companies through the use of jackup platforms, semi-submersible rigs, drillships and various other drilling units. As the world looks for new sources of oil and gas to supplement depleting reserves, offshore drilling activity and discoveries have become an increasingly critical source of supply. Exploration activity has been ongoing in key regions including Brazil, the Gulf of Mexico, and West Africa, as well as emerging areas such as East Africa, South-East Asia and Australia. The fact that large offshore reserves are often located in remote areas under harsh conditions has made offshore drilling both challenging and expensive, spurring demand for increased technology and capabilities. Additionally, many new discoveries are occurring in deeper waters, which requires higher specification drilling units.

Offshore drilling units are typically categorized as either jackups or floaters, terms which describe a rig’s basic form. Jackups are used in shallow water, while floaters are used in deeper waters where the rigs float at the surface level. Rigs are then further classified by rig type, drilling depth and generation, which refers to the year when the rig was ordered. We operate floating drilling units with a fleet comprised of drillships and semi-submersible rigs, conducting drilling in ultra-deepwater, deepwater and midwater environments.

•

Drillships—Vessels resembling a typical ship built for deepwater drilling. In addition to a full suite of equipment, a drilling derrick is usually located at the center of a drillship, with drilling operations being conducted through openings in the ship-shaped hull called moon pools. They typically carry larger loads than semi-submersible rigs and are self-propelled and highly mobile, making them highly effective for exploratory drilling in remote locations.

•

Semi-submersible rigs—Floating vessels that are supported by a submerged or partially submerged ballasting platform system that provides stability and protection against ocean conditions such as waves, winds and currents. Ballast tanks enable the rig to float on shallow draft while in transit and are filled with seawater upon arrival at the drilling location. Semi-submersible rigs are typically mobilized either through self-propulsion capabilities or through the assistance of a supply vessel or other similar vessel. Semi-submersible rigs are typically better suited than drillships for operations in rougher water conditions.

Offshore discoveries

From 2005, since the onset of ultra-deepwater and the increasing popularity of deepwater exploration, offshore oil and gas reserve additions have accounted for a large part of new reserves discovered globally. With improvements in technology and the consequent reductions in the costs of ultra-deepwater drilling, the demand to explore and produce ultra-deepwater resources is likely to increase in the future. The most significant regions of ultra-deepwater exploration have been Brazil, Africa and North America.

Drilling rig mix and count

To meet the increasing demand to explore new discoveries offshore, the global supply of offshore rigs has grown substantially over the years, especially with respect to ultra-deepwater rigs. Further, this trend of increasing numbers of ultra-deepwater rigs is expected to continue.

Source: Fearnley

As discoveries are made in increasingly deeper waters, incremental demand has shifted to higher capability units. While the midwater market continues to be strong given ongoing exploration, appraisal, and development work in fields with this water depth, ultradeepwater represents the future of offshore drilling. There is a significant opportunity in the largely untapped ultra-deepwater resources of the “golden triangle”: Brazil, Gulf of Mexico and West Africa. As shown in the chart below, this has caused a significant increase in the demand for ultra-deepwater floaters.

Source: Fearnley

Business model

Offshore oil and gas drilling hinges on the contractual relationship between drillers and E&P companies. Offshore drillers own rigs that are contracted out to E&P operators for a dayrate. These dayrate contracts vary in scope from short-term operational goals of drilling a specified number of wells to longer term contracts granting use of a rig for months or years. Given its level of complexity and the often remote location of offshore wells, offshore operations tend to require significantly more rig time than onshore operations.

As the chart below shows, dayrates have been increasing over time as a greater portion of global oil and gas exploration has shifted offshore, increasing the demand for offshore drilling rigs. The economic crisis in 2009 resulted in a decline in demand for exploration causing dayrates to fall. However, dayrates bottomed out in late 2010 and have since recovered to near pre-2009 levels. As offshore activity continues to grow, demand for rigs also rises. Additionally, the dearth of new rig orders immediately following the crisis has created a tight supply situation. In combination with this tight supply, the increasing demand dynamic creates upward pressure on day rates. Further, with the industry increasingly focused on drilling in deeper waters, rigs that are more technically sophisticated tend to command premium dayrates.

Source: Fearnley

Utilization refers to the percentage of active rigs operating. Dayrates and utilization are two significant factors that dictate the production of the offshore drilling sector. As demand for offshore drilling rigs increase, utilization also typically increases. Elevated utilization implies a tightened rig supply condition, which contributes to upward pressure on dayrates. The charts below highlight this dynamic as ultra-deepwater and deepwater rigs are running at near 100% utilization, which explains the strengthening dayrate environment.

ULTRA DEEPWATER

WORLDWIDE UTILIZATION

Demand
Active Supply
Active Utilization
#units
%utilization
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100
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120
0%
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100%
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Fearnley Offshore ©2012

DEEPWATER

WORLDWIDE UTILIZATION

Demand
Active Supply
Active Utilization
#units
%utilization
0
10
20
30
40
50
60
70
80
0%
10%
20%
30%
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Jan-10
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Fearnley Offshore ©2012

Source: Fearnley

Offshore drilling in Brazil

From January 2006 to September 2011, out of the 875 wells that were drilled in Brazilian waters, 188 (21.4%) were located in ultra-deepwater. The exploration and production of ultra-deepwater blocks is a more complex activity than onshore or shallow water drilling and, consequently, requires more sophisticated technology. As shown in the chart below, Petrobras is projected to have its demand for ultra-deepwater and deepwater rigs to grow to 90 units by 2020. This number could increase in light of new discoveries and the changing pace of the company’s exploration campaign, especially given that they have expanded their capital expenditure program in each of the past four years.

Source: Fearnley

Floating Production Storage and Offloading Units

Overview

An FPSO is a floating vessel incorporating topside hydrocarbon processing facilities as well as storage space. Typically, FPSOs are converted ships or vessels custom made for offshore production operations and will generally be designed for specific types of oil. Modern FPSO units are often equipped with a sophisticated mooring system that enables safe and reliable operations under extreme weather conditions and are usually moored over a producing field for the duration of the economic life of that field. Upon installation of an FPSO, the hydrocarbon stream (oil, gas and water) is transferred to the surface from the wellhead using subsea equipment on the sea floor that is connected to the FPSO unit through flow lines called risers. Risers carry oil, gas and water to the FPSO for processing. The processed oil is stored in the hull of the vessel and ultimately transferred to shuttle tankers for delivery to onshore facilities. The produced gas is either used onboard for power generation, offloaded for commercial use or re-injected subsurface to maintain reservoir pressure. The treated water is either disposed of at sea or re-injected into the production field.

While FPSOs have become an increasingly important fixture across the offshore industry, they have had the greatest impact on deepwater and ultra-deepwater operations for various reasons. First, they can provide a full set of production and processing services without needing the support of a well-developed system of traditional pipeline infrastructure, which is critical for the emerging deepwater exploration. Additionally, given their relative ease in installation, FPSOs provide a flexible solution to adapt to the offshore production needs as new discoveries are made and start being explored. As such, there has been an increasing demand for FPSOs. As the chart below shows both the total and working numbers of FPSOs have been growing every year. With a further 42 FPSOs under construction in 2011, this trend can be expected to continue in the near term.

Source: Fearnley

FPSO Market

FPSOs, similarly to drilling rigs, are contracted on a dayrate basis, and those that are more technologically advanced or are better equipped to handle production in harsher conditions command higher dayrates. However, a key difference in comparison to drilling rig contracts is that FPSO contracts are typically characterized by longer terms. A typical FPSO contract can range from 10 to over 20 years duration.

FPSO outlook in Brazil

With a plan to invest $53.4 billion and $64.3 billion by 2015 in pre-salt and post-salt exploration and FPSO services, respectively, Petrobras is committed to developing the world-class resource potential found in offshore Brazil. Brazil’s exploration and production will be more focused on deepwater and ultra-deepwater areas. Given the distances and depths involved, the construction of traditional subsea pipelines could be a challenging and costly proposition. These dynamics support a marked increase in FPSO demand, with Brazil poised to be the top market for FPSOs in Latin America and the leading source of FPSO orders globally.

PETROBRAS PRODUCTION PLATFORMS REQUIREMENT (FPSO AND SUBSEA SYSTEMS)

Source: Petrobras

Onshore drilling

Overview

Onshore contract drillers own and operate land rigs that are leased to E&P companies for a fixed dayrate. Similar to offshore rigs, onshore rigs vary widely in size, specification, and drilling depth. The onshore drilling industry is characterized by similar features and driven by similar dynamics as those seen in offshore drilling. However, due to the lower complexity and higher availability of onshore rigs, the constructions costs and dayrates associated with them are a fraction of the lowest specification and least expensive offshore drilling rigs.

Given the massive pre-salt discoveries, Brazil’s emerging oil and gas industry has focused on offshore exploration activity. Similarly, Petrobras’ attention and capital investment plan has shifted towards offshore development. However, significant upside still exists in Brazilian onshore basins, driving a noticeable influx of entrants looking to exploit this growth potential. With less competition from Petrobras, these companies have been able to acquire quality land blocks in the latest concessions bidding rounds.

However, Petrobras continues to be the leading onshore operator in Brazil and in February 2012 it announced a discovery of light oil and gas producing properties in the Amazon river delta. Additionally, OGX has continued to expand its gas portfolio, with a successful exploration campaign in the Parnaíba Basin in 2011. Another Brazilian company, HRT, has been one of the most active onshore players in Brazil, by focusing its efforts on the Solimões Basin, where it drilled four wells in 2011.

Brazil is not the only country in the region with increasing onshore activity and upside potential. In Colombia, for instance, the Llanos Basin continues to offer major exploration and development opportunities, with local players investing substantial amounts in the search for new oil in light of their low reserves to production ratios. Furthermore, across South America, mounting efforts supporting the exploration of the region’s considerable unconventional resources—including the yet untapped tight gas plays in the São Francisco Basin in Brazil, as well as the massive Vaca Muerta shale prospect in Argentina—create a positive outlook for the further development of the onshore rig market in the region.

BUSINESS

Overview

We are the largest Brazilian-owned provider of oil and gas contract drilling and FPSO services in Brazil, as measured by offshore units in operation, and one of the ten largest drilling companies globally, as measured by ultra-deepwater and deepwater drilling rigs in operation. We believe that our size and over 30 years of continuous operating experience in this industry provides us a competitive advantage in the Brazilian oil and gas market. In particular, we believe we are well positioned to benefit from the expected increase in ultra-deepwater drilling activity in Brazil, a market segment driven primarily by the recent discoveries of vast potential oil and gas reserves in the pre-salt layer offshore Brazil. We own and hold ownership interests in a fleet of state-of-the-art offshore and onshore drilling rigs and FPSOs, including eight ultra-deepwater rigs in operation or under construction. We have successfully capitalized on our market-leading position and industry expertise to accumulate a current contract backlog of $12.1 billion. We recorded 2011 net operating revenues of $617.5 million and have had a 2009-2011 annual net revenue CAGR of 89.2%. We plan to continue our growth strategy through investments in additional premium ultra-deepwater drilling units and FPSOs. We are part of the Queiroz Galvão Group, one of the largest Brazilian conglomerates with more than $4.4 billion in revenues in 2010 and a proven track record in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel.

We have a strong, long-term relationship with Petrobras, one of the world’s largest integrated oil and gas companies, which has been our major client since we commenced operations in 1981. We believe that our long-term track record in Brazil and our relationship with Petrobras, together with our premium drilling assets, investments in FPSOs and affiliation with the Queiroz Galvão Group, will allow us to capture a significant share of the growing offshore services opportunity in Brazil.

Our Operations

As set forth in the chart below, our offshore drilling operations are currently located in the Santos and Campos Basins, while our onshore drilling operations are currently located in the States of Amazonas and Maranhão.

Our Fleet and Investments

Offshore Drilling Rigs

We commenced our offshore drilling operations in 1994 with our purchase of the Alaskan Star. Since then, our portfolio of offshore rigs has grown to six semi-submersible rigs currently in operation and under long-term charter contracts with Petrobras. We also hold a 55% interest in two drillships that are currently under construction with expected delivery in October and December 2012. In addition, we hold a 15% interest in three ultra-deepwater semi-submersible rigs through a strategic partnership with Sete Brasil.

The following table describes the main characteristics of our offshore drilling rigs and investments.

Rig	% Interest	Type	Water Depth (ft)	Drilling Depth Capacity (ft)	Delivery Date	Shipyard	Dayrate ($/day) (6)	Design
Ultra-deepwater
Alpha Star	100%	DP; SS	9,000	30,000	July 2011	Keppel FELS	391,928	DSS 38
Lone Star	100%	DP; SS	7,900	30,000	April 2011	SBM Atlantia/GPC	317,734	TDS 2000 Plus
Gold Star	100%	DP; SS	9,000	30,000	February 2010	Keppel FELS	359,446	DSS 38
Amaralina Star (1)	55%	DP drillship	10,000	40,000	October 2012	Samsung Korea	383,507	Samsung 10000
Laguna Star (1)	55%	DP drillship	10,000	40,000	December 2012	Samsung Korea	383,507	Samsung 10000
Urca (2)	15%	DP; SS	10,000	32,800	October 2016	Keppel FELS	525,400	DSS 38 E
Bracuhy (2)	15%	DP; SS	10,000	32,800	October 2017	Keppel FELS	529,500	DSS 38 E
Mangaratiba (2)	15%	DP; SS	10,000	32,800	April 2019	Keppel FELS	533,700	DSS 38 E
Deepwater
Olinda Star	100%	Moored; SS	3,600	24,600	August 2009 (3)	C.F.E.M.	270,631	TH-2800
Midwater
Alaskan Star	100%	Moored; SS	1,700	25,000	1994/2010(4)	Mitsubishi	269,184	Pacesetter
Atlantic Star	100%	Moored; SS	2,000	21,320	1997/2011(5)	C.F.E.M.	257,944	Pentagon

(1)	We hold a 55% interest in these drillships through a strategic partnership with Comercial Perfuradora Delba Baiana Ltda. and Interoil Representação Ltda. Comercial Perfuradora Delba Baiana Ltda. is controlled by Delba. We will receive 100% of the charter revenues and 100% of the services revenues until the repayment in full of loans we have made to Delba (with a maximum maturity of 12 years) to fund its equity contributions. See “—Shareholder and Joint Venture Agreements—Shareholders’ Agreement Related to Amaralina Star and Laguna Star.”
(2)	In September 2011, we signed a binding term sheet to acquire a 15% interest in these semi-submersible rigs through a strategic partnership with Sete Brasil, which has entered into contracts to construct these rigs. See “Business—Our Fleet and Investments—Sete Brasil.” In addition, we will be the sole operator and will receive 100% of the services revenues. The charter and service contracts in connection with our partnership with Sete Brasil are expected to be signed in or prior to June 2012.
(3)	Olinda Star underwent an upgrade with total costs of $275.2 million, which was concluded in August 2009.
(4)	We acquired Alaskan Star in 1994 while it was an operational rig. The Alaskan Star underwent upgrades with total costs of $132.4 million, including the last upgrade concluded in December 2010.
(5)	We acquired Atlantic Star in 1997 while it was an operational rig. Atlantic Star underwent upgrades with total costs of $116.3 million, including the last upgrade concluded in February 2011.
(6)	Dayrates as of January 31, 2012 (excluding performance bonus).

Alpha Star

Alpha Star is a semi-submersible drilling rig that commenced its operations in July 2011. This drilling rig is capable of drilling in waters with depths of up to 9,000 feet and has a drilling depth capacity of up to 30,000 feet. Alpha Star is equipped to operate in pre-salt water depths and is under contract with Petrobras until July 2017. It is a DSS 38 rig constructed by Keppel FELS.

Lone Star

Lone Star is a semi-submersible drilling rig that commenced its operations in April 2011. This drilling rig is capable of drilling in waters with depths of up to 7,900 feet and has a drilling depth capacity of up to 30,000 feet. Lone Star is equipped to operate in pre-salt water depths and is under contract with Petrobras until March 2018. It is a TDS 2000 Plus rig constructed by SBM Atlantia/GPC.

Gold Star

Gold Star is a semi-submersible drilling rig that commenced its operations in February 2010. This drilling rig is capable of drilling in waters with depths of up to 9,000 feet and has a drilling depth capacity of up to 30,000 feet. Gold Star is equipped to operate in pre-salt water depths and is under contract with Petrobras until February 2015. It is a DSS 38 rig constructed by Keppel FELS.

Amaralina Star

We have a 55% interest in Amaralina Star, which is under construction by Samsung Korea, through a partnership with Delba. We made a loan to Alperton (a subsidiary of Delba) to finance its participating interest in the Amaralina Star project. The maximum maturity date of the loan is 12 years after the date of acceptance of Amaralina Star by Petrobras. Until the repayment in full of such loan, we will receive 100% of the revenues from the charter agreement with Petrobras. Amaralina Star is expected to commence operations in October 2012 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 40,000 feet. It will be equipped to operate in pre-salt water depths.

Upon completion of its construction and its acceptance by Petrobras, Amaralina Star will be under contract with Petrobras until September 2018.

Laguna Star

We have a 55% interest in Laguna Star, which is under construction by Samsung Korea, through a partnership with Delba. We made a loan to Alperton (a subsidiary of Delba) to finance its participating interest in the Laguna Star project. The maximum maturity date of the loan is 12 years after the date of acceptance of Laguna Star by Petrobras. Until the repayment in full of such loan, we will receive 100% of the revenues from the charter agreement with Petrobras. Laguna Star is expected to commence operations in December 2012 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 40,000 feet. It will be equipped to operate in pre-salt water depths.

Upon completion of its construction and its acceptance by Petrobras, Laguna Star will be under contract with Petrobras until November 2018.

Urca

We have a 15% equity interest in the Urca semi-submersible drilling rig through a partnership with Sete Brasil. Urca is expected to commence operations in 2016 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 32,800 feet. It will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Urca will be under contract with Petrobras until 2031.

Bracuhy

We have a 15% equity interest in the Bracuhy semi-submersible drilling rig through a partnership with Sete Brasil. Bracuhy is expected to commence operations in 2017 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 32,800 feet. It will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Bracuhy will be under contract with Petrobras until 2032.

Mangaratiba

We have a 15% equity interest in the Mangaratiba semi-submersible drilling rig through a partnership with Sete Brasil. Mangaratiba is expected to commence operations in 2019 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 32,800 feet. It will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Mangaratiba will be under contract with Petrobras until 2034.

Olinda Star

Olinda Star is a semi-submersible drilling rig originally constructed in 1983 that commenced its drilling operations in August 2009. This drilling rig is capable of drilling at water depths of up to 3,600 feet and has a drilling depth capacity of up to 24,600 feet. Olinda Star is under contract with Petrobras until August 2014.

Alaskan Star

Alaskan Star is a semi-submersible drilling rig originally constructed in 1976 that marked our entrance into the offshore drilling business in 1994. This drilling rig is capable of drilling at water depths of up to 1,700 feet and has a drilling depth capacity of up to 25,000 feet. Alaskan Star is currently under contract with Petrobras until November 2016. We completed an upgrade of Alaskan Star in December 2010.

Atlantic Star

Atlantic Star is a semi-submersible drilling rig originally constructed in 1976 that was acquired by us in 1997. This drilling rig is capable of drilling at water depths of up to 2,000 feet and has a drilling depth capacity of up to 21,320 feet. Atlantic Star is currently under contract with Petrobras until July 2018. We completed an upgrade of Atlantic Star in February 2011.

Sete Brasil

On June 3, 2011, Petrobras invited us to participate in a tender process for the charter of up to 21 ultra-deepwater drilling rigs, with associated services, all to be built in Brazil with 55% to 65% local content, in accordance with tender rules. To participate in this Petrobras tender, we entered into a strategic partnership with Sete Brasil, a company that was recently established by Petrobras together with various pension funds and commercial banks to meet some of the Brazilian federal government’s goals of building drilling rigs domestically.

In October 2011, we, together with Sete Brasil, won a bid to procure the construction of three semi-submersible units, to be chartered to Petrobras for a term of fifteen years, renewable by mutual consent for an additional five years. We expect the charter and services agreements to be executed in June 2012.

All three units (Urca, Bracuhy and Mangaratiba) are ultra-deepwater semi-submersible rigs that will be built by Keppel FELS Brazil. In September 2011, we signed a binding term sheet to acquire a 15% equity interest in each of the special purpose companies that will own the rigs and enter into the charter contracts with Petrobras. QGOG, as sole operator of these rigs, will enter into the services contracts with Petrobras. QGOG will be reimbursed by the special purpose companies for all costs incurred in operating the rigs that are not covered by the services contracts dayrates and QGOG will receive a management fee to manage both the charter and services contracts. Urca, Bracuhy and Mangaratiba are expected to commence operations in 2016, 2017 and 2019, respectively.

FPSOs

An FPSO is a floating vessel incorporating topside hydrocarbon processing facilities as well as storage space. Typically, FPSOs are converted ships or vessels custom made for offshore production operations and will generally be designed for specific types of oil. Modern FPSO units are often equipped with a sophisticated mooring system that enables safe and reliable operations under extreme weather conditions and are usually moored over a producing field for the duration of the economic life of that field. Upon installation of an FPSO, the hydrocarbon stream (oil, gas and water) is transferred to the surface from the wellhead using subsea equipment on the sea floor that is connected to the FPSO unit through flow lines called risers. Risers carry oil, gas and water to the FPSO for processing. The processed oil is stored in the hull of the vessel and ultimately transferred to shuttle tankers for delivery to onshore facilities. The produced gas is either used onboard for power generation, offloaded for commercial use or re-injected subsurface to maintain reservoir pressure. The treated water is either disposed of at sea or re-injected into the production field.

FPSO lease agreements are also long-term contracts, usually, in our case, of 20 years or more. The terms of these charter contracts are somewhat similar to those of our drilling rig charter contracts, consisting of a charter contract and a services contract. Compensation is based on dayrates, with production bonuses and penalties. Once in production mode, FPSOs are generally very stable, resulting in increased operational efficiency.

The following table describes the main characteristics of the FPSOs in which we have investments and participations.

FPSO	Status	% Interest		Drilling Production Capacity		Storage Capacity (bbl)	(Expected) Delivery Date	Charter Expiration Date	Shipyard
				Oil (bbl)	Gas (m³)
Capixaba	Operating	20%		100,000	3,500,000	1,600,000	2006 (1)	May 2022	Keppel FELS
Cidade de Paraty	Const.	20%		120,000	5,000,000	2,300,000	March 2013	March 2033	Keppel FELS & BrasFELS
Cidade de Ilhabela	Const.	12.75	%(2)	150,000	6,000,000	2,400,000	July 2014	July 2034	CSSC Guangzhou & Brasa
P-63 (Papa Terra) (3)	Const.	—		140,000	1,000,000	2,200,000	March 2013	February 2016	COSCO and QUIP

(1)	FPSO Capixaba was built in 2006. We entered into a partnership with SBM Holding in 2007 to acquire our interest in FPSO Capixaba.
(2)	We currently own an equity interest of 12.75% with an option to increase to 25.5% after the final acceptance.
(3)	Petrobras owns 100% of FPSO P-63 (Papa Terra) and no charter contract exists. We own a 40% participation in the operating contract only. The term of the operating contract is 50 months.

The following table sets forth a summary of other operational data for the FPSOs in which we have investments and participations.

FPSO	Water Treatment Capacity (bpd)	Gas Compression Capacity (million m3/day)	Gas Lift Capacity (million m3/day)	Water Injection Capacity (bpd)
Capixaba	100,000	3.2	2.0	16,000
Cidade de Paraty	120,000	5.0	3.5	150,000
Cidade de Ilhabela	120,000	6.0	4.0	180,000
P-63 (Papa Terra)	320,000	1.0	0.4	340,000

FPSO Capixaba

Under our partnership with SBM Holding, we hold a 20% equity interest in SBM Espírito do Mar Inc., or Espírito do Mar, which owns the FPSO Capixaba. The FPSO Capixaba is currently operating in the Cachalote Field, off the coast of the State of Espírito Santo. The FPSO Capixaba was originally converted by Keppel FELS Shipyard and has an oil production and treatment capacity of up to 100,000 barrels of oil and 3.5 million cubic meters of gas per day. This FPSO is currently leased to Petrobras until May 2022.

FPSO Cidade de Paraty

Through a joint venture with SBM Holding, Nippon Yusen Kabushiki Kaisha, or NYK, and ITOCHU Corporation, or Itochu, we hold a 20% equity and operating participation in Tupi Nordeste Ltd., which owns the FPSO Cidade de Paraty, currently being converted by Keppel FELS Shipyard and BrasFELS Shipyard. NYK and Itochu together own a 29.5% interest in both the charter contract and services contract with respect to this FPSO. We expect this FPSO to commence operations by March 2013 and have an oil production and treatment capacity of up to 120,000 barrels of oil and 5.0 million cubic meters of gas per day.

Following the completion of its conversion, the FPSO Cidade de Paraty is expected to be deployed to the Lula NE field in the Santos Basin under a 20-year charter contract and services contract that we have entered into with the Tupi B.V., a consortium formed by Petrobras, BG Group plc., or BG, and Galp Energia, SGPS, S.A., or Galp.

FPSO Cidade de Ilhabela

Under our partnership with SBM Holding and Mitsubishi, we hold a 12.75% equity participation in Guara Norte S.à.r.l., which owns the FPSO Cidade de Ilhabela. We have an option to increase our equity participation in this

FPSO to 25.5% after the final acceptance. We expect this FPSO to commence operations by July 2014 and have an oil production and treatment capacity of up to 150,000 barrels of oil and 6.0 million cubic meters of gas per day and a storage capacity of 1.6 million barrels of oil.

With respect to the FPSO Cidade de Ilhabela, we executed a 20-year charter contract, effective as of April 4, 2012 and expiring in July 2034, with Guará B.V., a consortium formed by Petrobras, BG and Repsol Sinopec Brasil, and the corresponding services contract with Petrobras.

FPSO P-63 (Papa Terra)

Under our partnership with BWO, we hold a 40% participation in the operating contract for the FPSO P-63, which is 100% owned by Petrobras and is currently being converted by China Ocean Shipping (Group) Company, or COSCO, and QUIP. We expect this FPSO to commence operations by mid-2013 and have an oil production and treatment capacity of up to 140,000 barrels of oil per day and 1.0 million cubic meters of gas per day. Following the completion of its conversion, FPSO P-63 is expected to operate over the Papa Terra field. The term of the operating contract is 50 months and no charter contract exists given that Petrobras owns the FPSO P-63.

Onshore Drilling Rigs

We commenced our onshore drilling operations in 1981 with our purchase of the Queiroz Galvão I and Queiroz Galvão II rigs. Since then, our portfolio of onshore rigs has grown to nine rigs, each of which is currently in operation and leased to Petrobras, HRT or OGX. Our fleet of onshore rigs is differentiated from those of other companies by its premium specifications and drilling depth capabilities. Our fleet of onshore rigs features five heli-portable rigs, of which only a limited number are operational in the world, and two of the largest onshore rigs in Brazil.

The following table describes the main characteristics of our onshore drilling rigs.

Rig	Type	Drilling Capacity (in feet)	Delivery Date	Manufacturer
QG—I	1600HP	16,500	1981	Skytop Brewster
QG—II	1600HP	16,500	1981	Skytop Brewster
QG—III	Heli-portable; 1200HP	11,500	1987	Full Circle Enterprises
QG—IV	Heli-portable; 550HP	9,800	1996	Bournedrill Australia
QG—V	Heli-portable; 1600HP	14,800	2011	HongHua
QG—VI	2000HP	23,000	2008	HongHua
QG—VII	2000HP	23,000	2008	HongHua
QG—VIII	Heli-portable; 1600HP	14,800	2011	HongHua
QG—IX	Heli-portable; 1600HP	14,800	2011	HongHua

Queiroz Galvão I—QG-I

The QG-I is a conventional onshore diesel electric onshore rig, originally constructed by Skytop Brewster in 1980. The QG-I has a drilling depth capacity of up to 16,500 feet and is equipped with modern technology, including Drawworks 1600 HP.

The QG-I is under contract with OGX Maranhão until February 2013 and currently drills in the State of Maranhão.

Queiroz Galvão II—QG-II

The QG-II is a conventional onshore diesel electric rig, originally constructed by Skytop Brewster in 1980. We completed an upgrade on the QG-II in 2001. The QG-II has a drilling depth capacity of up to 16,500 feet and is equipped with modern technology, including Drawworks 1600 HP.

The QG-II is under contract with Petrobras until January 2014 and currently drills in the State of Amazonas.

Queiroz Galvão III—QG-III

The QG-III is one of a limited number of helicopter-fitted onshore rigs in operation worldwide, originally constructed by Full Circle Enterprises, Inc. in 1970. The QG-III has a drilling depth capacity of up to 11,500 feet and is equipped with modern technology, including Drawworks 1200 HP.

The QG-III is under contract with Petrobras until April 2014 and currently drills in the State of Amazonas.

Queiroz Galvão IV—QG-IV

The QG-IV is one of a limited number of helicopter-fitted onshore rigs in operation worldwide, originally constructed by Bournedrill Australia, Inc. in 1984. We completed upgrades on the QG-IV in 1996 and 2011. The QG-IV has a drilling depth capacity of up to 9,800 feet and is equipped with reliable technology, including Drawworks 550 HP.

The QG-IV is under contract with Petrobras until April 2014 and currently drills in the State of Amazonas.

Queiroz Galvão V—QG-V

The QG-V is one of a limited number of helicopter-fitted onshore rigs in operation worldwide, originally constructed by HongHua Co., Ltd., or HongHua, in 2010. The QG-V has a drilling depth capacity of up to 14,800 feet and is equipped with modern technology, including Complete VFD Control System and Drawworks 1600 HP.

The QG-V is under contract with Petrobras until April 2015 and currently drills in the State of Amazonas.

Queiroz Galvão VI—QG-VI

The QG-VI is a conventional onshore diesel electric rig, originally constructed by HongHua in 2008, and shares the distinction with the QG-VII of being the largest onshore rig operating in Brazil. The QG-VI has a drilling depth capacity of up to 23,000 feet and is equipped with modern technology, including Drawworks 2000 HP.

The QG-VI is under contract with Petrobras and is expected to be renewed until June 2014 and currently drills in the State of Amazonas.

Queiroz Galvão VII—QG-VII

The QG-VII is a conventional onshore diesel electric rig, originally constructed by HongHua in 2008, and shares the distinction with the QG-VI of being the largest onshore rig operating in Brazil. The QG-VII has a drilling depth capacity of 23,000 feet and is equipped with modern technology, including Drawworks 2000 HP.

The QG-VII is under contract with Petrobras and is expected to be renewed until June 2014 and currently drills in the State of Amazonas.

Queiroz Galvão VIII—QG-VIII

The QG-VIII is one of a limited number of helicopter-fitted onshore rigs in operation worldwide, originally constructed by HongHua in 2010. The QG-VIII has a drilling depth capacity of up to 14,800 feet and is equipped with modern technology, including Complete VFD Control System and Drawworks 1600 HP.

The QG-VIII is under contract with HRT until April 2015 and currently drills in the State of Amazonas.

Queiroz Galvão IX—QG-IX

The QG-IX is one of a limited number of helicopter-fitted onshore rigs in operation worldwide, originally constructed by HongHua in 2010. The QG-IX has a drilling depth capacity of up to 14,800 feet and is equipped with modern technology, including Complete VFD Control System and Drawworks 1600 HP.

The QG-IX is currently under contract with HRT until April 2015 and currently drills in the State of Amazonas.

Backlog and Drilling Contracts

Our backlog, at December 31, 2011, totaled approximately $12.1 billion. We expect approximately $1.0 billion of our total backlog to be realized in 2012, $1.3 billion in 2013 and $1.2 billion in 2014.

We maintain a backlog of commitments for contract drilling and FPSO services. Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding any potential rig performance bonuses, which are assumed to be paid to the maximum extent provided for in the respective contracts. Our calculation also assumes 100% uptime of our drilling rigs for the contract period; however, the amount of actual revenue earned and the actual periods during which revenues are earned will be different from the amounts and periods shown in the tables below due to various factors, including, but not limited to, shipyard and maintenance projects, unplanned downtime, weather conditions and other factors that result in applicable dayrates being lower than the full contractual operating dayrate. Contract drilling backlog excludes revenues related to mobilization, demobilization and contract extensions. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated. Our FPSO backlog is calculated for each FPSO by multiplying our percentage participation by the contracted operating dayrate by the firm contract period, in each case with respect to such FPSO. See “Risk Factors—Risk Factors Related to our Company—Our customers may seek to renegotiate certain of our drilling contracts if we experience excessive delivery and acceptance delays for our assets, downtime, operational difficulties or safety-related issues, which would materially adversely affect our ability to realize our backlog of contract drilling revenue.”

The following table sets forth as of January 31, 2012 the amount of our contract drilling and FPSO services backlog related to contracted existing and new projects for the periods indicate.

	2012	2013	2014	2015	2016	2017–2034	Total
	(in millions of $)
Ultra-deepwater (1)	526.3	730.1	730.1	614.7	627.3	4,818.1	8,046.6
Deepwater	109.0	108.7	63.7	—	—	—	281.3
Midwater Rigs	221.9	221.3	221.3	221.3	206.7	167.9	1,260.2
FPSOs (2)	20.6	83.2	122.0	118.7	111.8	1,666.3	2,122.7
Onshore	128.7	128.5	69.6	17.6	—	—	344.6

Total	1,006.5	1,271.8	1,206.8	972.4	945.8	6,652.3	12,055.5	(3)

(1)	This includes (i) backlog from our 15% interest in three ultra-deepwater semi-submersible rigs through a strategic partnership with Sete Brasil and (ii) backlog from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we receive 100% of the charter revenues and 100% of the services revenues until the repayment in full of loans we have made to Delba (with a maximum maturity of 12 years) to fund its equity contributions. See “—Shareholder and Joint Venture Agreements—Shareholders’ Agreement Related to Amaralina Star and Laguna Star.”
(2)	This includes only our investments or participation in FPSO contracts.
(3)	Our total backlog includes any potential rig performance bonuses to be earned under our charter and services agreements in an aggregate amount of $1,071.3 million.

The above backlog is based upon dayrates as of January 31, 2012 and on the assumption that we will obtain the full bonus under all of our charter and service contracts. In addition, the above excludes the effects of inflation.

Our contract terms and rates may vary depending on competitive conditions, geographical area to be drilled, equipment and services to be supplied, on-site drilling conditions and anticipated duration of the work to be performed. Oil and gas drilling contracts are performed on a dayrate, footage or turnkey basis. Currently, all of our drilling services contracts are performed on a dayrate basis. In addition to negotiated dayrates, our drilling contracts provide additional remuneration through a bonus structure (which varies by contract) that rewards us for the efficient operation of our drilling rigs. Generally, we are rewarded for our efficiency in operating our drilling rigs as measured by the number of days a drilling rig is effectively in operation. Conversely, should the efficiency of our drilling rigs dramatically decline, our contractual dayrates may be reduced. Dayrates and bonuses are assessed and paid monthly in arrears.

Long-Term View of Non-Contracted Demand

In addition to our current backlog, we expect to continue capturing a significant share of the additional demand of ultra-deepwater rigs the Brazilian market. By 2020, according to our strategic business plan, we expect to double the market share of our ultra-deepwater fleet.

Contract Bidding

We contract our drilling rigs through (1) project biddings, (2) invitations for proposals or (3) direct negotiation with consortiums.

Most of our drilling rigs (other than QG-I, QG-VIII and QG-IX) are leased to Petrobras. Agreements to supply products and services to Petrobras are subject to bidding processes pursuant to the rules of the Brazilian Petroleum Law and Decree No. 2,745, of August 24, 1998, or Decree No. 2,745. Petrobras prepares profiles of potential bidders outlining their technical, management and financial qualifications. Based upon these profiles, Petrobras pre-selects the service providers that it will invite to participate in a bid. The invitation to bid includes the technical specifications of the project and each participating bidder must inform Petrobras of such bidder’s agreement with the technical specifications. Upon submission of a bid, Petrobras analyzes the bidder’s proposed price. Petrobras has been granted the flexibility under Decree No. 2,745 to evaluate each bid based upon technical requirements of each project and renegotiate the bidder’s price at a later date prior to executing a final agreement with the bidder.

Invitation for Proposals

Petrobras may lease drilling rigs by means of national or international invitations for proposals. The qualification of a company to submit a proposal may be determined either by selection among companies that have previously registered with Petrobras as service providers or by special commissions that meet rigorous technical requirements. Proposals are generally evaluated based upon technical specifications and price. The rules governing each invitation for proposals vary and Petrobras is granted with the authority to define the weight given to each criterion under any invitation for proposals.

Direct Negotiations

We may also contract our drilling rigs through direct negotiation with our clients, including Petrobras. When leased through a consortium, our drilling rigs may only drill in wells located within the common property of the consortium. The contracting of a drilling rig through a consortium is flexible and the result of free negotiation, with the decision to contract the drilling rig resting with the exploratory block operator.

Drilling and FPSO Contracts

Term and purpose

We have entered into six offshore drilling rig offshore charter agreements through our subsidiaries. In addition, QGOG, our services subsidiary, has entered into six corresponding offshore drilling rig offshore services agreements. The offshore charter agreements sets forth the terms for the drilling, assessment, completion and workover of wells of oil and/or natural gas, while the corresponding offshore services agreements establish the terms under which QGOG will provide services to our customers related to the operation of the chartered offshore drilling rigs. Our offshore charter agreements and services agreements have matching durations from 1,460 to 2,555 days. These agreements are automatically extended if their terms expire during drilling operations and will continue until the rig has returned to the port after completing its drilling assignment. The terms of these contracts are renewable for an equal period by mutual consent of the parties.

Our subsidiaries have also entered into two separate charter and services agreements with Petrobras for the charter and operation of two drillships, Amaralina Star and Laguna Star. Our drillship charter and services agreements have a term of 2,190 days from the date Petrobras accepts the related drillship for operation, following testing procedures after construction.

QGOG has entered into nine onshore lease agreements with our customers and nine corresponding onshore services agreements. The onshore lease agreements set forth the terms for the completion, cleaning, assessment and drilling of wells, while the corresponding onshore services agreements establish the terms under which QGOG will provide services to our customers related to the operation of the leased rigs.

QGOG’s onshore lease agreements and services agreements have terms between 365 and 1460 days. Automatic extensions are provided in the event the term ends during the course of an operation. The term of each lease agreement and the corresponding services agreement are the same. By mutual consent, QGOG and our customers may renew the terms of a charter and service agreements for a period equal to the original terms of such charter and service agreement.

We are currently involved in four FPSO projects: FPSO Capixaba, FPSO P-63, FPSO Cidade de Paraty and FPSO Cidade de Ilhabela. As of the date of this prospectus, the FPSO Capixaba is our only operational FPSO. FPSOs Cidade de Paraty, Cidade de Ilhabela and FPSO P-63 are currently under construction. FPSO Cidade de Paraty is expected to commence operations by March 2013, FPSO P-63 is expected to commence operations by mid-2013 and FPSO Cidade de Ilhabela is expected to commence operations by July 2014. Under our partnership with BWO, we hold a 40% interest in the operating contract for the FPSO P-63, which is 100% owned by Petrobras.

The FPSO charter agreements set forth the terms for the production (which includes oil, gas and water separation, water treatment/reinjection and gas compression), oil storage and offloading services. The corresponding FPSO services agreements establish the terms under which we will provide the corresponding services to our customers.

FPSO Capixaba is operating under a 12-year charter agreement (effective May 2010), renewable for another three years, with the services agreement having the same term. With respect to the FPSO Cidade de Paraty, we have entered into a 20-year charter agreement and corresponding services agreement with Tupi B.V., a consortium formed by Petrobras, BG and Galp. With respect to the FPSO Cidade de Ilhabela, QGOG and SBM Holdings entered into a 20-year charter agreement with Guará B.V., a consortium formed by Petrobras, BG and Repsol-Sinopec, and a corresponding services agreement with Petrobras. The FPSO P-63 operating agreement has a term of 50 months, starting from first oil production and may be extended by up to three years by mutual agreement.

Liability and other terms

Pursuant to our charter agreements and the corresponding services agreements, the liability of our subsidiaries and QGOG for losses and damages is limited to direct damages (excluding lost profits and indirect damages). Liability for direct damages does not include possible liabilities towards third parties or government authorities.

Our subsidiaries are also liable for environmental damages caused by oil spills, oil waste or other discharges into the ocean. All drilling and FPSO agreements have provisions that limit our subsidiaries’ liability for environmental damages providing specifically that our customers must indemnify our subsidiaries for losses which may exceed specified amounts. Our customers are held harmless from any claims raised against them as a result of the actions or omissions of our subsidiaries.

Our subsidiaries party to our charter agreements and corresponding services agreements are not liable for losses, damages or harms caused by kicks, blowouts, surges or formation tests.

In addition to any fines imposable by force of law, our customers may fine QGOG in certain cases, including, but not limited to, continuous low performance.

Termination

Our customers may terminate the charter or service agreements (with no obligation to compensate or indemnify our subsidiaries for the termination) upon the occurrence of certain events, including, among others, (1) failure by our subsidiaries, to comply or improper compliance by our subsidiaries, with contractual clauses, specifications or timeframes, (2) bankruptcy, dissolution, or change of our subsidiaries’ corporate purpose or structure, which at our customer’s discretion may affect the performance of the charter or service agreement, (3) exclusively in relation to the agreements executed with Petrobras, interruption of the charter without cause or prior communication to Petrobras, (4) repeated performance failure, provided that the aggregate amount of default penalties has reached a certain percentage (depending on the contract) of the global contract amount, (5) suspension of the charter for more than 90 consecutive days determined by competent authorities, as a result of causes attributable to the chartering and servicing subsidiaries, or (6) the occurrence of a force majeure event causing the performance of the agreements to be impossible.

Supply and Subcontractor Agreements

We are party to supply and subcontractor agreements that support our contractual obligations with our customers and our business activities, including engineering services, project design, evaluation of technical, economic and environmental viability and construction services. In the aggregate, these agreements are relevant to our business principally through the construction of our drilling and FPSO units given that when a unit is in operation, we are responsible for its maintenance, and the concessionaire of the applicable concession block bears a significant portion of the operating costs in respect of the platform, including supply vessels, transportation, fuel and other general supplies.

Shareholder and Joint Venture Agreements

Shareholders Agreement Related to FPSO Capixaba

In connection with the construction and operation of the FPSO Capixaba, on March 16, 2007, QGOG entered into a shareholders agreement with SBM Holding and Star International, our indirect subsidiary, relating to the operation of joint venture companies for the ownership, commissioning and operation of the FPSO Capixaba, or the Capixaba Shareholders Agreement.

In connection with the entry into the Capixaba Shareholders Agreement, SBM Holding agreed to sell to Star International (1) 20% of the issued shares in Espírito do Mar, an affiliate of SBM Holding that has entered into the charter agreement with Petrobras related to the charter of the FPSO Capixaba and (2) 20% of the shares in FPSO Capixaba Venture S.A., or Capixaba Venture, an affiliate of SBM Holding incorporated for the purpose of holding the shares of SBM Capixaba Operações Marítimas Ltda., or SBM Capixaba Operações. SBM Capixaba Operações has entered into a services agreement with Petrobras setting forth the terms and conditions for the provision of services, including receiving, processing, storing and offloading oil aboard the FPSO Capixaba.

On July 18, 2011, QGOG, SBM Holding, Star International and Arazi, our indirect subsidiary, entered into a novation and amendment to the Capixaba Shareholders’ Agreement pursuant to which Star International transferred its interest in the Capixaba Shareholders’ Agreement to Arazi. In connection with this novation and amendment, Star International’s shares in Espírito do Mar and Capixaba Venture were sold to Arazi pursuant to share sale agreements. As a result, SBM Holding and Arazi own 80% and 20%, respectively, of each of Espírito do Mar and Capixaba Venture.

Arazi and SBM Holding have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of Espírito do Mar and Capixaba Venture and the rights of the shareholders in such entities. The Capixaba Shareholders Agreement also provides that the shares in Espírito do Mar and Capixaba Venture are subject to restrictions on transfer.

The due and punctual observation and performance by Arazi of all of its obligations to SBM Holding under the Capixaba Shareholders Agreement is fully and unconditionally guaranteed by QGOG.

Shareholders Agreements Related to Amaralina Star and Laguna Star

In connection with the construction and operation of the Amaralina Star and Laguna Star, on June 24, 2010, Constellation entered into two substantially similar shareholders agreements with Alperton Capital Ltd., or Alperton, related to the ownership, commissioning and operation of the Amaralina Star and Laguna Star, or the Amaralina/Laguna Shareholders Agreements.

Under the Amaralina/Laguna Shareholders Agreements, Constellation and Alperton have incorporated Amaralina Star Ltd. and Laguna Star Ltd. Each of Amaralina Star Ltd. and Laguna Star Ltd. is 55% owned by Constellation and 45% owned by Alperton. Alperton, which is 51% owned by Comercial Perfuradora Delba Baiana Ltda. and 49% owned by Interoil Representação Ltda., was formed for the sole purpose of participating in the special purpose companies that own Amaralina Star and Laguna Star. Amaralina Star Ltd. and Laguna Star Ltd. are each borrowers under the $943.9 million credit facility entered into in order to finance the construction of Amaralina Star and Laguna Star. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

In connection with the Amaralina/Laguna Shareholders’ Agreement, we made a loan of $130.6 million to Alperton. See “Certain Relationships and Related Party Transactions.” Until this loan is repaid, we will receive 100% of the charter revenues from the charter contract with Petrobras.

Under the Amaralina/Laguna Shareholders’ Agreement, Delba Drilling B.V. assigned each charter contract related to the Amaralina Star and Laguna Star drillships to certain wholly-owned subsidiaries of Amaralina Star Ltd. and Laguna Star Ltd. Each services agreement related to Amaralina Star and Laguna Star has been assigned to certain subsidiaries of Amaralina Star Ltd. and Laguna Star Ltd., respectively, and such services agreements are currently being assigned to QGOG. Petrobras has acknowledged and approved these assignments. The Amaralina/Laguna Shareholders Agreements also confirmed the novation of contracts with the builder of the drillships in respect of the engineering, procurement and construction of Amaralina Star and Laguna Star by Amaralina Star Ltd. and Laguna Star Ltd., respectively.

The Amaralina/Laguna Shareholders Agreements set forth certain circumstances under which Constellation and Alperton may be subject to cash calls, which may be funded in the form of subordinated loans, to the extent that expenditure requirements of the project exceed cash available from the financing of the project. Further, pursuant to the Amaralina/Laguna Shareholders Agreements, Constellation and Alperton have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of Amaralina Star Ltd. and Laguna Star Ltd. and the rights of the shareholders in such entities. The Amaralina/Laguna Shareholders Agreements also provide that the shares in Amaralina Star Ltd. and Laguna Star Ltd. are subject to restrictions on transfer.

Shareholders Agreement Related to FPSO Cidade de Ilhabela

In connection with the construction and operation of the FPSO Cidade de Ilhabela, on March 20, 2012, Arazi, an indirect subsidiary of the issuer, entered into a shareholders agreement with SBM Holding, Mitsubishi and Lancaster Project Corp., our indirect subsidiary, or Lancaster, relating to the operation of joint venture companies for the ownership, commissioning and operation of the FPSO Cidade de Ilhabela, or the Ilhabela Shareholders Agreement.

Under the Ilhabela Shareholders Agreement, Arazi, SBM Holding, Mitsubishi and Lancaster have incorporated the following joint venture companies: Guara Norte S.à.r.l, or Ilhabela Charterer, Guara-Norte Operações Marítimas Limitada, or Ilhabela Operator, and Guara Norte Holding Ltd., or Ilhabela Holding, which holds the shares of Ilhabela Operator. In connection with the entry into the Ilhabela Shareholders Agreement, shares in each of Ilhabela Charterer and Ilhabela Holding were sold pursuant to share sale agreements to certain of the parties to the Ilhabela Shareholders Agreement resulting in Ilhabela Charterer being 62.25% owned by SBM Holding, 25.00% owned by

Mitsubishi and 12.75% owned by Arazi and Ilhabela Holding being 62.25% owned by SBM Holding, 25.00% owned by Mitsubishi and 12.75% owned by Lancaster. Arazi and Lancaster have the option to increase their 12.75% equity in Ilhabela Charterer and Ilhabela Holding by purchasing up to 12.75% additional equity in Ilhabela Charterer or Ilhabela Holding, as applicable, from SBM Holding within fifteen days of the final acceptance of the FPSO Cidade de Ilhabela under the charter agreement related thereto.

The parties to the Ilhabela Shareholders Agreement expect Ilhabela Charterer to enter into a project loan agreement for the purpose of financing the construction and operation of the FPSO Cidade de Ilhabela.

Pursuant to the Ilhabela Shareholders Agreement, Arazi, SBM Holding, Mitsubishi and Lancaster have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of Ilhabela Charterer, Ilhabela Operator and Ilhabela Holding and the rights of the shareholders in such entities. The Ilhabela Shareholders Agreement also provides that the shares in Ilhabela Charterer, Ilhabela Operator and Ilhabela Holding are subject to restrictions on transfer.

Consortium Agreement Related to FPSO P-63

In connection with the operation of the FPSO P-63, on January 4, 2010, QGOG and BWO entered into a consortium agreement, pursuant to which they would perform under the operating contract, or the P-63 Operating Agreement, with Petrobras with respect to the FPSO P-63, or the P-63 Consortium. Pursuant to the P-63 Consortium, BWO and QGOG have a 60% and 40% participating interest, respectively, in the P-63 Consortium and BWO is the leader of the P-63 Consortium.

Pursuant to the P-63 Operating Agreement, QGOG and BWO have agreed to certain provisions with respect to the high level management, operating committee and certain other corporate governance matters relating to the P-63 Consortium and the operation of the FPSO P-63. The P-63 Operating Agreement also prohibits assignment or transfer by QGOG or BWO of their interest, rights or obligations under the P-63 Operating Agreement or any of the other contracts related thereto. The P-63 Operating Agreement sets forth certain circumstances under which QGOG and BWO may be required to fund the Brazilian Consortium proportionately to their respective share to the extent that expenditure requirements of the project exceed cash received from Petrobras under the operations contract related to the FPSO P-63. The P-63 Operating Agreement sets forth provisions with respect to personnel, expenses, technical support and other operational aspects related to the FPSO P-63 and the provision of such services and the funding thereof.

Shareholders’ Agreement related to FPSO Cidade de Paraty

On June 30, 2011, we, through our indirect subsidiary, Lancaster, SBM Holding and Tupi Nordeste Japan Ltd. (a joint venture of Itochu and NYK), or the Tupi joint venture, entered into a shareholders’ agreement, relating to the operation of joint venture companies for the ownership and operation of the FPSO Cidade de Paraty, or the Original Paraty Shareholders’ Agreement.

On March 30, 2012, the Original Paraty Shareholders’ Agreement was amended and restated by a new shareholders agreement, or the Current Paraty Shareholders’ Agreement. The Current Paraty Shareholders’ Agreement was entered into among Lancaster, SBM Holding, the Tupi joint venture, Lula Nordeste Japan S.à.r.l., or Lula, and Arazi. Under the Current Paraty Shareholders’ Agreement, Arazi, SBM Holding and Lula incorporated Tupi Nordeste S.à.r.l, as the new charterer. In connection with the Current Paraty Shareholders’ Agreement, shares in the new charterer were sold pursuant to share sale agreements to certain of the parties of the Current Paraty Shareholders’ Agreement resulting in new charterer being 50.5% owned by SBM Holding, 29.5% owned by Lula, and 20% owned by Arazi.

Pursuant to the Current Paraty Shareholders Agreement, Arazi, SBM, Lula and Lancaster have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of the Tupi Nordeste S.à.r.l, Tupi Nordeste Operator and Tupi Nordeste Holding and the rights of the shareholders in such entities. The Current Paraty Shareholders Agreement also provides that the shares in Tupi Nordeste S.à.r.l, Tupi Nordeste Operator and Tupi Nordeste Holding are subject to restrictions on transfer.

Seasonality

In general seasonal factors do not have a significant direct effect on our business as our drilling rigs are generally contracted for periods of at least 12 months.

Insurance

In our drilling contracts, we generally seek to obtain indemnification from E&P operators for some of the risks relating to our drilling activities. To the extent that we are unable to transfer such risks by contract, we generally seek protection through insurance contracted with reputable insurers (and re-insurers). Our most relevant insurance policies against hazards inherent to our business consist of: (a) our Hull & Machinery policy covering physical damage, including removal of wrecks, wreckage or debris, general average losses, salvage and salvage charges, collision liabilities, sue and labor expenses and war and related risks; (b) our P&I policy, covering liabilities relating to pollution (except for situations where E&P operators are responsible, as per charter and services agreements), third parties and crew, collisions not covered by our Hull & Machinery policy and removal of wrecks and debris in excess of the coverage by our Hull & Machinery policy. Under our Hull & Machinery policy we are insured for a total sum of $4.1 billion, while under our P&I policy we are insured for a total sum of $1.3 billion, as of April 2012, including the suggested insurance value of the drillships. We also have a loss of hire policy for the dynamically-positioned units in operation and we intend to seek to acquire insurance policies related to Amaralina Star and Laguna Star as soon as the operational contracts related thereto are in force. We believe that our insurance coverage is customary for the industry and adequate for our business.

Given our conservative risk management and high safety standards, we seek to reduce our insurance costs and we believe our risk rating is among the lowest in our industry.

Customers and Marketing

Offshore exploration and production is a capital intensive industry. Operating in deepwater basins significantly increases the amount of capital required to effectively conduct such operations as compared to onshore exploration and production. As a result, a significant number of the most active participants in the deepwater segment of the offshore exploration and production industry are either state-owned oil and gas companies or well-capitalized large independent oil and gas companies. Our current customers are Petrobras, HRT and OGX. In the year ended December 31, 2011, Petrobras accounted for approximately 93% of our gross revenues. We expect that our future customers will continue to be well-capitalized companies, including state-owned oil and gas companies, major integrated oil and gas companies and large independent E&P companies.

Our marketing efforts are centered on building our relationship with Petrobras and other key participants in the oil and gas exploration, FPSO services and drilling industry, such as SBM Holding, Shell Brasil, Anadarko Petroleum Corporation and others, in order to understand and correctly anticipate demand for our services and strategically position ourselves to participate in future opportunities to expand our business or extend current contracts. An important driver of our marketing efforts is the recognition we receive from Petrobras and other industry partners for the quality of service we provide.

Intellectual Property

The Queiroz Galvão Group has duly registered the domain names www.qgog.com, www.qgog.com.br and www.qgp.com.br with the Information Nucleus and Internet Coordinator (Núcleo de Informação e Coordenação do Ponto Br). We do not own any other intellectual property the absence of which could adversely affect our business.

Employees

Our human capital is a critical component of our business. Attracting, retaining and motivating skilled employees are key factor in our ability to grow our revenues and meet customer expectations. As of December 31, 2011, we had a total of 2,120 employees working across ten sites, nine of which are located in Brazil and one of which is located in South Korea.

We employ skilled personnel to operate and provide technical services to, and support for, our rigs. We enjoy low turnover levels among the crew and key officers of our drilling units, which is an important factor in achieving high levels of uptime of our rigs and which is especially critical in the highly competitive skilled-personnel labor market in Brazil. We employ an ongoing, robust training program for all of our employees, which promotes, among other factors, superior safety practices. We use this program to regularly promote people from within the organization into more senior positions.

The breakdown of our employees by location is as follows:

	As of December 31,
	2011	2010	2009
Location
QGOG—Brazil
Rio de Janeiro	1,320	968	704
Amazonas	671	422	318
Maranhão	83	70
Rio Grande do Norte	1	61	74
Others	10	10	17
Constellation
Brazil	14	1	1
South Korea	21	7	—
Singapore	—	6	21
Other	—	9	13

Total	2,120	1,554	1,148

The breakdown of our employees by department is as follows:

	As of December 31,
	2011	2010	2009
Department
Onshore Operations	765	563	409
Offshore Operations	1,206	868	631
Corporate	149	123	108

Total	2,120	1,554	1,148

We believe we have a good relationship with the unions that represent our employees. In the past three years, we have not experienced any strikes, demonstrations or business interruptions.

As of December 31, 2011, 62% of our employees are represented by the Brazilian Offshore Workers Union (Sindicato dos Trabalhadores Offshore do Brasil).

Competition

The oil and gas services industry is highly competitive. We face competition mainly in offshore drilling from competitors such as Diamond Offshore Drilling, Inc., Ensco plc, Ocean Rig UDW, Inc., Odebrecht Óleo e Gás S.A., Petroserv, Seadrill Ltd. and Transocean Ltd. Demand for contract drilling and related services is influenced by a number of factors, including the current and expected prices of oil and gas and the expenditures of oil and gas companies for exploration and development activities. In addition, demand for drilling and related services remains dependent on a variety of political and economic factors beyond our control, including worldwide prices and demand for oil and gas, the ability of the OPEC, to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves, among others.

We believe we are competitive in terms of pricing, performance, equipment, safety and availability of experienced, skilled personnel. In addition, industry-wide shortages of supplies, services, skilled personnel and equipment necessary to conduct our customers’ businesses can occur. Competition for offshore rigs is usually on a global basis, as these rigs are mobile and may be transported, at a cost that can be substantial, from one region to another in response to demand. Our largest competitors in the drilling industry have more diverse fleets, and may have greater financial resources than we do, which may better enable them to withstand periods of low utilization, compete more effectively on the basis of price, build new rigs or acquire existing rigs.

Brazilian Regulatory Framework

The Brazilian oil and gas regulatory framework

The Brazilian Constitution initially established the federal government’s monopoly over oil, natural gas and liquid hydrocarbons. On November 9, 1995, the Brazilian Congress approved the reform of the oil and gas regulatory system by enacting the ninth Constitutional Amendment to allow the federal government to contract private or state-owned companies to carry out oil and gas upstream and downstream activities in Brazil.

The ANP is responsible for the regulation of the oil and gas industry in Brazil. The ANP’s responsibilities include the granting of oil and gas exploration concessions, by means of a competitive bidding process. The ANP has carried out ten rounds of bidding for exploration blocks since 1999. The exploration of pre-salt reservoirs was specifically regulated in 2010 by Law No. 12.351/10. The pre-salt areas will be operated by Petrobras and its participation may be established by the Brazilian federal government directly (on a no-bid basis) or through participation in a bidding process. In addition, Law No. 12.351/10 also established a production-sharing regime for exploration and production activities in the pre-salt areas and in other areas deemed strategic.

This differs from the conventional concession regime, in which the concessionaire is granted ownership over the total output in exchange for royalty payments to the grantor of the concession. In a typical production-sharing regime, private companies are contracted by the government to explore and produce hydrocarbons in exchange for a stake in the output, in addition to reimbursement for investments made and costs incurred in connection with such exploration and production.

In the concession regime, the terms and conditions of exploration and production activities of each exploration block are governed by the concession contracts executed between the granting authority and the company or consortium of companies that win the bid, including the term of the concession and the rights and obligations of the concessionaire.

Our customers hold concession rights granted by the ANP, and we are indirectly subject to the concession regulations that affect them. Certain requirements are established by the ANP at the time the concession is awarded, such as requirements that a minimum percentage of rig construction costs are allocated to Brazilian suppliers and that a minimum percentage of the rig crew is comprised of Brazilian citizens.

Minimum local content

The share of national industry participation in supplying goods and services for a specific project is called local content. A platform or refinery, for example, that used goods and services in its construction that were largely from Brazil would be considered to have a high level of local content.

Since 2003, the Brazilian federal government has been implementing a policy of imposing minimum local content levels in oil and gas projects in order to increase the participation of the national industry in supplying goods and services and, consequently, to increase employment and income in Brazil. In this context, the Brazilian federal government introduced the Brazilian Oil and Natural Gas Program (Programa de Mobilização da Indústria Nacional de Petróleo e Gás Natural), or Prominp.

Local content percentage is one of the criteria used for evaluating bidding offers for oil and gas exploration and production concession rights in Brazil and the percentage offered by concessionaires is reflected in each concession contract executed. We are indirectly subject to such local contract level requirements since our customers are holders of concession rights.

Minimum local content requirements are also imposed (a) in connection with financing with the Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, a Brazilian state-owned development bank, and (b) in connection with bids solicited by Petrobras for the construction of offshore support vessels.

Petrobras also verifies local content as a requirement for registering service providers and suppliers in its database. The failure to comply with the minimum local content requirements will result in the imposition of certain fines on such service providers or suppliers.

Regulation of the offshore sector

Our drilling rigs and FPSOs are subject to the regulations applicable to vessels navigating in open sea, including those issued by Brazilian Navy, through the Port and Coast Division (Diretoria de Portos e Costas) or DPC.

Our drilling rigs are flagged either in the Republic of Panama, in the Commonwealth of the Bahamas or in the Republic of Liberia, and are resultantly subject to the jurisdiction of Panama, Bahamas and Liberia, as the case may be.

Under Panamanian law, the crew hired to work on our rigs flagged in the Republic of Panama may be of any nationality, and are subject to the labor regime of the country whose laws are adopted by the practices and customs of international navigation. Panama ratified the Standards of Training, Certification and Watchkeeping Convention with respect to working conditions onboard vessels, and the tax system and the rates of Panamanian flagged vessels are highly competitive.

Under Bahamas law, the crew hired to work on our rigs flagged in the Bahamas also may be of any nationality, and are subject to the labor regime of the country whose laws are adopted by the practices and customs of international navigation. The Bahamas also ratified the Standards of Training, Certification and Watchkeeping Convention with respect to working conditions onboard vessels, and the tax system and the rates of Bahamian flagged vessels are also highly competitive.

ANP Regulation No. 43/07 sets forth the regulatory framework for safety of operations concerning oil and gas exploration and production activities in Brazil. It establishes the Operational Safety Management System (Sistema de Gerenciamento de Segurança Operacional), or SGSO, of oil and gas drilling and production facilities. Accordingly, our customers generally require us to put in place risk management systems as well as audit programs that meet the ANP standards.

Violators of ANP regulations are subject to the penalties described in ANP Regulation No. 234/03, including fines, suspension of exploration and production activities, suspension of the right to take part in ANP bids for up to five years, interdiction, seizure, and termination of the relevant concession contract, as the case may be. Violations of safety regulations are subject to fines ranging from R$5,000 to R$5,000,000. If violations create a risk to equipment and facilities as well as to the environment and to human life, operations may be suspended for a period ranging from one to 180 months. The termination of a concession contract may be imposed in case of failure to rectify the violations within periods prescribed by the ANP.

We are subject to routine ANP inspections and our activities are supervised onboard our rigs, in the presence of Petrobras representatives, and we and Petrobras must demonstrate compliance with ANP regulations.

REPETRO

Our results of operations are directly affected by the special customs regime for exportation and importation of goods related to the oil and gas sector, or REPETRO. See “Risk Factors—Risks Relating to Our Industry—Changes to, the revocation of, adverse interpretation of, or exclusion from Brazilian tax regimes and international treaties to which we are currently subject may negatively impact us.”

The purpose of the REPETRO program is to reduce the tax burden on the investments for research and production in oil and gas fields. Among other incentives, such reduction is achieved through the total suspension of federal taxes due on the temporary importation of equipment chartered or leased from abroad. The suspension of federal taxes will be in effect until December 31, 2020. REPETRO applies only to goods listed by the Brazilian Federal Revenue, including our drilling rigs.

Furthermore, states in Brazil are allowed to reduce the ICMS applicable to the importation of assets under the REPETRO temporary admission system, resulting in a lower tax burden. In the State of Rio de Janeiro, for example, the ICMS rates related to the importation of assets under REPETRO are as follows: (a) for goods destined to oil and gas production facilities, the tax burden is reduced to 7.5% (non-cumulative basis) or 3% (cumulative basis); and (b) for goods destined to oil exploration facilities, the tax burden is reduced to 0%.

Environmental and Other Regulatory Issues

Main Authorities

The principal authorities that regulate offshore exploration and production activities in Brazil, as well as drillship and FPSO operations, are:

•

ANP, which is a regulatory agency linked to the Ministry of Mining and Energy. ANP is responsible for (1) conducting the bidding rounds and granting the concession contracts for the exploration, development and production of hydrocarbons, (2) regulating oil and gas transportation and marketing activities, and (3) ensuring the availability of fuel supply to the national market under contingency conditions. It also oversees Brazil’s environmental policies and appropriate use of energy;

•

ANTAQ, which is a regulatory agency linked to the Ministry of Transport. ANTAQ oversees and inspects the services related to water transportation and the development of Brazil’s port and waterway infrastructure;

•

DPC, which supplements the regulatory activities exercised by the ANTAQ, the Port Command (Capitania dos Portos), which supervises commercial offshore activities with respect to navigation and national security, and the Marine Court (Tribunal Marítimo), which is responsible for maintaining the ownership and encumbrances registry for Brazilian vessels and adjudicating navigation disputes;

•	the Brazilian tax authority (Receita Federal do Brasil), or RFB, responsible for granting the REPETRO tax benefits to Brazilian ship owners and operators (see “—REPETRO”).

Brazilian Environmental Regulations

Brazilian environmental law includes international treaties and conventions to which Brazil is a party, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. Brazilian oil and gas businesses are subject to extensive regulation by several governmental agencies, including the ANP and the IBAMA. Environmental, health and safety laws applicable to our onshore operations are enforced by state authorities, while laws and regulations applicable to offshore operations are predominantly federally enforced. Failure to comply with these laws and regulations may subject us to administrative, criminal and civil liability, including liability regardless of fault in civil cases. We are in substantial compliance with the current environmental laws and regulations.

Offshore drilling in Brazil is subject to environmental licensing by the IBAMA. The main piece of legislation concerning environmental licensing at the federal level is Law No. 6,938/1981, which sets forth the Environmental National Policy and the licensing guidelines for the installation and operation of oil and gas rigs in Brazil.

Brazil is a signatory of the International Convention for the Prevention of Pollution from Ships and the International Convention for Preparedness, Response and Cooperation for Oil Pollution Situations. However, applicable Brazilian federal legislation is much broader, and applies to oil terminals, pipelines and coastal/marine facilities. Under Law 9,966/00, oil and gas facilities are required to adopt a Risk Management and Emergency Plan. In addition, all facilities are required to adopt and implement an Oil Pollution Risk Assessment, including a comprehensive manual of internal procedures dedicated to the prevention of oil pollution incidents. Law 9,966/00 also requires that oil and gas facilities adopt and implement an Oil Spill Emergency Plan. Such Emergency Plan is subject to formal approval of IBAMA with respect to the Emergency Plans for offshore facilities or state environmental agencies with respect to the Emergency Plans for onshore facilities. As part of the licensing process, an Individual Emergency Plan describing a contingency plan in case of oil spills, must also be submitted to the competent authorities.

Additionally, Law 9,966/00 requires an independent environmental audit to be performed every two years. In the event of environmental incidents, the IBAMA and the ANP must be notified immediately. Legal liability for non-compliance extends to E&P companies, the rig owner, the drilling contractor and the crewmembers. The penalties consist of fines ranging from R$7,000 to R$50,000,000, in addition to other administrative and criminal penalties and civil liability.

We, as well as our officers, directors and employees may be subject to criminal liability and penalties in case of violations of environmental laws and regulations, including imprisonment, fines of up to R$50,000,000, suspension of activities, prohibition to enter into any agreement with the Brazilian federal government or Petrobras or to receive any public subsidies or incentives for up to ten years. Applicable administrative penalties for environmental law violations also include seizure of assets, suspension of activities, revocation of licenses, prohibition to enter into any agreement with the Brazilian federal government or Petrobras for up to three years and cancellation or suspension of financing arrangements with state-owned financial institutions.

Our Brazilian operations are exposed to administrative and criminal sanctions, including warnings, fines and closure orders for noncompliance with applicable environmental laws and regulations. Authorities such as the IBAMA, the ANP and the DPC routinely inspect our facilities and rigs, and may impose fines, restrictions on operations, or other sanctions as provided in the applicable legislation.

Legal Proceedings

We are regularly involved in litigation, claims and disputes incidental to our business.

In July 8, 2010, the RFB issued a tax assessment against QGOG imposing a penalty in the amount of $19.2 million alleging (1) lack of an allegedly required import license for the importing of Atlantic Star, and (2) failure to indicate in the importation documentation for Atlantic Star whether the asset was new or used. QGOG filed an appeal at the administrative level and the RFB annulled the penalty with respect to the alleged lack of required import licensing, reducing the assessed amount to $500,000. Additional administrative appeals were filed against this decision by QGOG and the RFB, which still await trial. QGOG’s chances of loss were assessed as possible.

As of December 31, 2011, except for the above mentioned proceedings, there was no litigation, claim or dispute for an amount, individually or in the aggregate, that was material to our operations. See note 17 of our financial statements.

On September 2, 2010, QGOG, transferred all its E&P assets of QGEP. In connection with such transfer, pursuant to an indemnity agreement, dated October 28, 2010, QGEP agreed to indemnify QGOG for any losses arising from liability in connection with E&P activities. See “Certain Relationships and Related Party Transactions––Indemnity and Reimbursement Agreements.” On the other hand, QGOG and Constellation, agreed, on January 18, 2011, to indemnify QGEP for any future losses arising from existing and contingent liabilities not related to E&P.

MANAGEMENT

The following description sets forth certain information about the issuer’s management and management-related matters which we expect will be in place after the our corporate reorganization has taken place and this offering has been consummated.

Senior Management

The issuer will rely on the senior management of our principal operating subsidiaries to manage its business. Its senior management team will be responsible for the day-to-day management of its operations. Members of its senior management shall be appointed from time to time by vote of the Board of Directors and hold office for an indefinite period of time until a successor is elected and qualified. There are no statutory officers under Luxembourg law; thus, the issuer’s Board of Directors is the sole body responsible for managing its affairs and ensuring that its operations are organized in a satisfactory manner. Prior to the consummation of this offering, the issuer expects to enter into mandate agreements with our Chief Executive Officer, Leduvy Gouvea, and our Chief Financial Officer, Guilherme Lima, pursuant to which the issuer will formally appoint such persons in such senior management capacities. The members of senior management set forth below currently serve as senior managers of QGOG.

Name	Age	Position
Leduvy Gouvea	57	Chief Executive Officer
Guilherme Lima	55	Chief Financial Officer
Luis Alberto Andres	64	Chief Operating Officer
Gerson Peccioli	56	Chief FPSO Operations Officer
José Augusto Moreira	55	Chief Commercial Officer
José Maurício Faria	51	Chief Administrative Director

Leduvy Gouvea. Mr. Gouvea, 57, joined the QGOG Group on May 12, 2009 and brings 32 years of global oil and gas services and E&P experience to the issuer as its CEO. He is also general director of QGOG. . His international experience in the industry includes posts in Brazil, the United Kingdom, the United States, Bolivia, France, Dubai, Venezuela and Libya. Prior to joining the QGOG Group, Mr. Gouvea served as chief operating officer of San Antonio International Ltd. in Brazil, Vice President of Deep-Water Projects at Schlumberger and General Manager of Health, Safety, Security and the Environment at BG, both in the United Kingdom, among other national and regional management positions for other leading global companies in the oil and gas industry. Mr. Gouvea began his career at Petrobras in 1980, as company man on an offshore rig in the Campos Basin and spent the following 17 years in domestic and international operating management positions at Petrobras. Mr. Gouvea holds an engineering degree in mining from Universidade Federal do Rio Grande do Sul and a post graduate degree in petroleum engineering from the Petrobras Training Center.

Guilherme Lima. Mr. Lima, 55, has been the Chief Financial Officer of QGOG since 2004 and was QGOG’s Financial Manager from 1996 to 2004. He obtained extensive experience while working for various other engineering and drilling companies, including UNAP (a company later acquired by San Antonio International Ltd.), Montreal Engenharia and Sotreq, a Caterpillar dealer, as financial and administrative manager, supply manager, operations coordinator and engineering manager. Mr. Lima holds an engineering degree from Universidade Gama Filho, an MBA in Finance from IBMEC—Instituto Brasileiro de Mercado de Capitais and an MBA degree in Petroleum from Coppe/UFR.

Luiz Alberto Andres. Mr. Andres, 64, has been the Chief Operating Officer of QGOG since 2004, and was QGOG’s Operations Manager from 1997 to 2004. He has extensive experience in the oil and gas business, having worked in oil operations since 1980. Mr. Andres has over 35 years of experience working for Construtora Queiroz Galvão (1975-1980) and QGOG. He also worked for Saipem, in Lima, Peru, as operations manager. Mr. Andres holds an engineering degree from Universidade Federal de Juiz de Fora.

Gerson Peccioli. Mr. Peccioli, 56, has been the Chief FPSO Operations Officer of QGOG since August, 2010. Mr. Peccioli has more than 30 years of experience in the international oil industry (including posts in Iran, India, Angola, and Libya) as operator and services provider in both production and drilling services. He worked for companies such as Sevan Marine do Brasil (President), Schlumberger (Integrated Projects and New Technology Manager), Petrobras, Brasoil (Operations Manager), among others. Besides his technical qualifications, Mr. Peccioli`s experience includes general administration, as well as economical and financial administration. Mr. Peccioli holds a degree in civil engineering from Universidade Federal do Paraná, a degree in petroleum engineering from Petrobras, and an MBA in credits for international business from Universidade Estácio de Sá.

José Augusto Moreira. Mr. Moreira, 55, has been the Chief Commercial Director of QGOG since February 2008. Mr. Moreira has extensive experience in the petroleum industry, having worked for 30 years as field engineer and marketing/commercial manager for Baker Hughes, CVB and executive director for Smith International do Brasil. At Smith International, Mr. Moreira also worked as area manager for international operations in Argentina, Bolivia, Colombia, Peru and Venezuela and global account manager responsible for the worldwide Petrobras account. In addition to having taken specialized petroleum engineering coursework (CEP) from Petrobras SEN-BA, Mr. Moreira holds a degree in civil engineering from Universidade Santa Ursula, and a degree in petroleum engineering and an MBA from COPPEAD/UFRJ.

José Maurício Faria. Mr. Faria, 51, has been the Chief Administrative Director of QGOG since June, 2008. Mr. Faria acquired extensive experience working at KPMG-Brazil for five years, where he participated in several technology projects and reorganizations of Brazilian and non-Brazilian corporations. After working for KPMG-Brazil, Mr. Faria worked as information technology manager in Construtora Queiroz Galvão from April 1997 to June 2008, where he was in charge of information technology projects in Latin America. Mr. Faria holds a business administration degree from Estácio de Sá University and an MBA from PUC-RJ. He has also attended specialized information technology courses in Brazil and in the United States.

Board of Directors

In accordance with Luxembourg law, the issuer’s Board of Directors is the sole body responsible body for managing its affairs and ensuring that its operations are organized in a satisfactory manner.

The issuer’s Amended Articles (as defined in “Description of Capital Stock”) will provide that its Board of Directors shall have no fewer than three members. Pursuant to the Articles, the directors will be elected by a general meeting of the shareholders. Resolutions adopted at a general meeting of the shareholders determine the number of directors comprising the issuer’s Board of Directors, the remuneration of the members of the issuer’s Board of Directors and each director’s term. Directors may not be appointed for a term of more than six years but are eligible for re-election. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of shareholders. If the office of a director becomes vacant, the other members of the issuer’s Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The current members of the issuer’s Board of Directors are the following:

Name	Position	Age	Date of Appointment
Antônio Augusto de Queiroz Galvão	Chairman of the Board	58	2011
Ricardo de Queiroz Galvão	Director	52	2011
Peter van Opstal	Director	43	2012
Onno Bouwmeister	Director	35	2012
Guilherme Lins	Director	49	2012

Antônio Augusto de Queiroz Galvão. Mr. Galvão, 58, has been a member of Constellation’s Board of Directors since 2006, a member of the Board of Directors of QGOG since 1985 and Chief Executive Officer of QGOG since 2004. Mr. Galvão began working at QGOG in 1981, as a field engineer and technical manager. He also worked for Construtora Queiroz Galvão from 1976 to 1981. Mr. Galvão holds an engineering degree from Universidade Federal de Pernambuco, and has completed several technical courses in the United States, among them: petroleum engineering at the University of Texas, drilling technology for oil wells at NL Industries and drilling optimization at the University of Louisiana.

Ricardo de Queiroz Galvão. Mr. Galvão, 52, has been a member of Constellation’s Board of Directors since 2006, a member of the Board of Directors of QGOG since 1998 and has been QGOG’s general officer since 2004. He has also been the executive officer of Construtora Queiroz Galvão since 1996. From 1982 to 1996, Mr. Galvão worked as an assistant engineer, contract manager and administrative and financial officer at Construtora Queiroz Galvão. Mr. Galvão holds a degree in civil engineering from Associação Educacional Veiga de Almeida.

Peter van Opstal. Mr. Van Opstal, 43, is the commercial director and part of the management team at Orangefield Luxembourg. Prior to that, he practiced for eight years as a tax lawyer at PriceWaterhouseCoopers and Loyens & Loeff in the Netherlands, Curaçao and Luxembourg and for three years as tax manager for NYSE Euronext, in Brussels, Belgium. Mr. Van Opstal has extensive experience with structuring cross-border transactions and corporate services administration and serves on the board of numerous companies. Mr. Van Opstal holds a law degree from the Leiden University, in the Netherlands and an MBA from the Vlerick Leuven-Gent Management School, in Belgium.

Onno Bouwmeister. Mr. Bouwmeister, 35, has been the principal relationship manager at Orangefield Luxembourg, a global financial services organization specializing in corporate and fund administration services, since 2008. Prior to that, he practiced as a corporate lawyer for over four years at Kneppelhout & Korthals N.V., in Rotterdam, the Netherlands, and Bates, Wells & Braithwate in London, United Kingdom, practicing in the areas of mergers and acquisitions and corporate law. Mr. Bouwmeister holds a law degree from the University of Utrecht, in the Netherlands.

Guilherme Lins. Mr. Lins, 49, has been a member of Constellation’s Board of Directors since 2010. He is a partner at Capital. Prior to joining Capital in 2000, Mr. Lins spent eight years with JPMorgan, first as an associate in the Latin American Mergers & Acquisitions Group in New York and São Paulo, and then as vice-president covering JPMorgan’s industrial clients in Brazil. Before that, Mr. Lins spent three years with the Matuschka Group in Paris and Munich in the firm’s corporate finance department. He is currently based in Geneva. Mr. Lins received a degree in chemical engineering from Universidade Federal do Rio de Janeiro and a management degree from Ecole des Hautes Etudes Commerciales–HEC in Paris.

We intend to appoint additional directors, at least two of which will be “independent” under the standards of the NYSE and SEC regulations.

Committees of the Board of Directors

The issuer’s Board of Directors shall have an Audit Committee and may have such other committees as the Board of Directors shall determine from time to time. The Audit Committee of the issuer’s Board of Directors shall have the composition and responsibilities described below.

Audit Committee

The members of the issuer’s Audit Committee are Messrs.                      and                     , each of whom the issuer’s Board of Directors has determined is financially literate. Mr.                      is the Chairman of the Audit Committee. The issuer’s Board of Directors has determined that each of the members of its Audit Committee is “independent” under the standards of the NYSE and Securities and Exchange Commission regulations. The issuer’s Board of Directors expects to appoint a third independent director who is financially literate to be a member of the Audit Committee within one year of the consummation of this offering.

The issuer expects that the Audit Committee’s primary responsibilities will be to assist its Board of Directors’ oversight of: accounting practices; the integrity of financial statements; compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of the issuer’s registered public accounting firm, or the independent auditor; and the internal audit function. The issuer will adopt an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the Securities and Exchange Commission and the NYSE or market standards.

Code of Business Conduct and Ethics

The issuer’s Board of Directors shall adopt a Code of Business Conduct and Ethics applicable to its employees, directors and officers that meets the standards of the NYSE.

Compensation

Senior Management

Members of the issuer’s senior management receive fixed and variable compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was approximately $              million for the fiscal year ended December 31, 2011.

The cash compensation for each member of senior management is principally comprised of base salary and bonus. The compensation that the issuer shall pay to its senior management shall be determined on an annual basis considering the following primary factors: individual performance during the prior year, compensation levels in the relevant segments of the market, and the individual’s anticipated contribution to the issuer and its growth.

Directors

Since their appointment to the Board of Directors, the issuer has paid an aggregate of approximately $              in directors’ fees to the independent members of the Board of Directors. The issuer has also paid an aggregate of approximately $              in directors’ fees to the non-independent members of the Board of Directors. Members of the issuer’s Board of Directors who are also the issuer’s employees or employees of its subsidiaries do not receive any additional compensation for their service on the issuer’s Board of Directors. The issuer believes that our director fee structure is customary and reasonable for companies of its kind and consistent with that of its peers and similarly situated companies in the industry in which the issuer operates. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

Equity Compensation Plans

Although the issuer has not yet implemented any equity compensation plans, it expects to do so prior to the consummation of this offering. The specific terms for the granting of stock options to the beneficiaries of the issuer’s anticipated stock option plan and the exercise and vesting thereof will be established by the definitive plan once it is implemented. We expect that certain of the issuer’s directors, officers, employees and consultants will be the beneficiaries of such a plan.

The issuer may also evaluate other incentive plans related to this offering pursuant to which it may make certain incentive payments to certain of our officers and employees. The specific terms and conditions for the payment of such incentive compensation will be established by the definitive plan once it is implemented.

The proposed stock option plan is intended to promote our long-term success and increase stockholder value by attracting, motivating and retaining directors, employees and consultants.

Corporate Governance

The Board of Directors of the issuer is empowered to take any action necessary or desirable for carrying out its corporate objective, except for the powers specifically allocated to the general meeting of shareholders by Luxembourg law and/or by the Articles or the Amended Articles (once in effect).

The Articles provide, and the issuer’s Amended Articles will provide, that its day-to-day management and the power to represent it in such matters may be delegated to one or more directors, officers or other agents. The issuer expects the day-to-day management to be delegated to its Chief Executive Officer, Leduvy Gouvea, and its Chief Financial Officer, Guilherme Lima, each of whom will be authorized to represent the issuer. However, certain matters may not be delegated by its Board of Directors, including approval of its accounts, approval of its annual budget, approval of its policies and approval of recommendations made by any committee of its Board of Directors.

The Articles further provide, and its Amended Articles will provide, that the issuer may become bound towards third parties by the joint signatures of two members of the Board of Directors. In addition, the issuer’s Board of Directors may also empower specific directors to execute binding documents with third parties. In addition, the issuer’s Board of Directors may also delegate special or limited powers to one or more persons for specific matters, so that the issuer shall be bound towards third parties by the joint or single signature of any such person(s) to whom special signatory powers have been delegated by the Board of Directors.

All decisions to be taken by the issuer’s Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board of Directors is elected from the members of the Board of Directors. The Chairman has a casting vote in the event of a tie vote. The Chairman of the Board of Directors is currently Antônio Augusto de Queiroz Galvão, who was appointed for a two year period.

The Board of Directors must make all decisions in the issuer’s best interests and each director must notify the Board of Directors of any possible conflicts between his or her personal interests and those of the issuer. A director must refrain from participating in any deliberation or decision involving such a conflict. A special report on the relevant conflict of interest transaction must be submitted to the shareholders at the next general meeting before any vote on the matter.

Share Ownership

The common shares and any outstanding options to purchase common shares beneficially owned by the issuer’s directors and executive officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

Internal Control Over Financial Reporting

We will perform an evaluation of our systems and processes with respect to our internal controls over financial reporting which will allow management to report on the effectiveness of such controls, as required by Section 404 of the Sarbanes-Oxley Act. We are currently in the process of implementing these controls and expect to have established such policies and procedures before our second annual report, following this initial public offering, is filed with the SEC.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the outstanding common shares of the issuer as of the date of this prospectus and after this offering by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of the common shares of the issuer;

•	each of the issuer’s directors, director nominees and executive officers individually; and

•	all of the issuer’s directors, director nominees and executive officers as a group.

The beneficial ownership of common shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any common shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned after the reorganization assumes 55,632,446 common shares outstanding.

All of the shareholders of the issuer, including the shareholders listed below, have the same voting rights attached to their common shares. See “Description of Capital Stock—Voting Rights.” Unless otherwise indicated below, to the issuer’s knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

The following table sets forth the beneficial ownership of the issuer’s common shares after the completion of its corporate reorganization.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering(1)
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% Shareholders
Queiroz Galvão Oil & Gas International S.à.r.l (2)	44,762,537	80.46%			%
Constellation Holding S.à.r.l (3)	5,081,050	9.13%			%
Constellation Coinvestment S.à.r.l (4)	5,788,859	10.41%			%

(1)	Assuming no exercise of the underwriters’ option to purchase additional shares with respect to the offering.
(2)	The shares of Queiroz Galvão Oil & Gas International S.à.r.l are ultimately beneficially owned by the Queiroz Galvão family.
(3)	Constellation Holding S.à.r.l. is a wholly-owned subsidiary of CIPEF V Constellation Holding L.P. and Constellation.
(4)	Coinvestment S.à.r.l is a wholly-owned subsidiary of CIPEF Constellation Coinvestment Fund, L.P.

Queiroz Galvão Oil & Gas International S.à r.l.

Queiroz Galvão Oil & Gas International S.à.r.l. is a holding corporation of the Queiroz Galvão family. The shares of Queiroz Galvão Oil & Gas International S.à.r.l. are ultimately beneficially owned by the Queiroz Galvão family.

Queiroz Galvão Oil & Gas International S.à.r.l. was duly formed under the laws of Luxembourg as a private limited liability company (société à responsabilité limitée), having its registered office at 40, avenue Monterey, L-2163 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 164736 and having a share capital of $50,000.

Constellation Holding S.à.r.l. and Constellation Coinvestment Fund S.à.r.l.

Constellation Holding S.à.r.l. and Constellation Coinvestment Fund S.à.r.l. are holding companies of Capital. They are 100% owned, respectively, by two investment vehicles formed by Capital, CIPEF V Constellation Holding

L.P. and CIPEF Constellation Coinvestment Fund, L.P., respectively. Constellation Coinvestment Fund S.à.r.l. and Constellation Holding S.à.r.l. were duly formed under the laws of Luxembourg as private limited liability companies (sociétés à responsabilité limitée), having their registered office at 5, rue Guillaume Kroll, L-1882 Luxembourg, being registered with the register of commerce and companies of Luxembourg.

IFC, a member of the World Bank Group, also holds a 4.5% equity interest in us through Capital. IFC also has a long-standing history of extending credit to us. IFC encourages and assists its invested companies to achieve high environmental and social standards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We enter into transactions with related parties on an arms’ length basis and on market terms and conditions. When entering into related party transactions, we analyze the market so as to reflect market practices and standards into our agreements.

We are currently not party to any transaction with, and have not made any loans to, any of our directors, senior management or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

The following table presents the aggregate amounts of our total financial exposure to related parties as of December 31, 2011 and 2010 and for the fiscal years ended December 31, 2011, 2010 and 2009. All transactions with related parties are reflected in our consolidated financial statements.

	As of and for the year ended December 31,
	2011	2010	2009
	(in millions of $)
Assets
Delba	130.6	98.4	—
FPSO Cidade de Paraty	34.3	7.3	—
FPSO Cidade de Ilhabela	4.1	—	—
QG S.A.	—	—	—
QGEP	—	0.4	—
Manati S.A.	0.3	0.3	—
FPSO Capixaba	0.9	0.9	—
Espírito do Mar	3.6	3.4	—
Others	0.5	0.4	—

Total	173.9	111.1	—

Liabilities
Delba	130.6	98.4	—
QG S.A.	4.2	41.2	—
Others	0.1	0.1	—

Total	134.9	139.7	—

Income
QGEP	0.5	0.8	—
Manati S.A.	1.2	3.9	4.7
Espírito do Mar	0.2	0.2	0.2
Others	0.4	—	—

Total	2.3	4.9	4.9

Expenses
QG S.A.	15.0	6.3	—

Total	15.0	6.3	—

Delba

In connection with the construction and operation of the Amaralina Star and Laguna Star drillships, on June 24, 2010, we entered into two substantially similar shareholder agreements with Alperton, a subsidiary of Delba, related to the ownership, commissioning and operation of the Amaralina Star and Laguna Star. Under these shareholder agreements, we committed to finance, through a loan facility, the amount corresponding to Delba’s percentage of cash calls with respect to Amaralina Star Ltd. and Laguna Star Ltd. (the owners of Amaralina Star and Laguna Star, respectively) through the date of acceptance of the Amaralina Star and the Laguna Star, respectively, by Petrobras.

As of December 31, 2011, the total amount outstanding under these loan facilities was $130.6 million. The outstanding principal of these loans bears interest at 12% per annum and matures at the expiration of the respective charter agreements with Petrobras, with the maturity being extended for the period of any renewals of the charter agreements, up to six additional years. From the date that is six years after the date of acceptance of Amaralina Star and Laguna Star by Petrobras (which is scheduled to occur in October and December 2012, respectively) the loans will bear interest at 13% per annum. Until the repayment of such loans, we will receive 100% of the revenues from the charter agreement with Petrobras. Delba must repay principal and interest commencing in the first quarter following the acceptance date of Amaralina Star and Laguna Star by Petrobras, to the extent Amaralina Star Ltd. and Laguna Star Ltd. make any distribution to or repay any intercompany loans made to them by Alperton.

FPSO Cidade de Paraty, FPSO Cidade de Ilhabela

QGOG has capital commitments for the completion of the construction of the FPSO Cidade de Paraty and FPSO Cidade de Ilhabela in amounts of $102 million and $183 million, respectively. Such capital commitments were made in connection with QGOG’s 20.0% equity interest in Tupi Nordeste Ltd., which owns FPSO Cidade de Paraty, and the 12.75% equity interest QGOG will hold in Guará B.V., a consortium formed by Petrobras, BG and Repsol-Sinopec, during the construction phase of the FPSO Cidade de Ilhabela. QGOG has the option to increase its participation in Guara B.V. to 25.5% after first oil.

We hold loans receivables in the amount of $34.3 million and $4.1 million, referring to milestone payments made in proportion to our interest in FPSO Cidade de Paraty and FPSO Cidade de Ilhabela, respectively.

QG S.A.

QG S.A. has provided guarantees in connection with certain of our project financings. As of December 31, 2011, we owed QG S.A. $4.2 million as consideration for such corporate guarantees. As of December 31, 2010, we owed QG S.A. $9.8 million for corporate guarantee fees and $37.7 million in connection with the purchase of 49% of the common shares of QGOG from QG S.A.

FPSO Capixaba

On March 16, 2007, we made loans to (i) Capixaba Venture and (ii) Espírito do Mar, in each case pursuant to a shareholders loan agreement under which Star has agreed to advance to each of Capixaba Venture and Espírito do Mar a certain percentage of all sums required to operate its business. As of December 31, 2011, the outstanding amount of the loan to Capixaba Venture was $0.9 million and the outstanding amount of the loan to Espírito do Mar was $3.6 million. The loan to Capixaba Venture bears interest at LIBOR plus 0.5% per annum. Each loan matures at the end of the period of the charter contract executed between Espírito do Mar and Petrobras. We have the option of converting the loans outstanding at any time under the respective shareholders loan agreement into shares in FPSO Capixaba with respect to loans outstanding to FPSO Capixaba or shares in Espírito do Mar with respect to loans outstanding to Espírito do Mar.

Indemnity and Reimbursement Agreements

We have executed several agreements with QGEP regulating the reimbursement of expenses and costs incurred by it related to E&P assets and activities transferred to QGEP by QGOG.

Indemnity Agreement

On October 28, 2010, QGOG, QGEP and Manati S.A., or Manati, entered into an agreement pursuant to which QGEP agreed to reimburse QGOG for certain expenses related to administrative and legal proceedings in connection with the blocks and fields assigned by QGOG. The agreement also addresses the operation and management of such administrative and legal proceedings by the parties, and is of indefinite duration. According to the assignment terms of the blocks and fields assigned by QGOG to QGEP, both QGOG and QGEP are jointly liable for the obligations established by the Petroleum Law and the concession agreements, including those obligations assumed before the execution of the assignment. Therefore, if any liability concerning the assigned blocks and field is imputed to QGOG in the future, we agreed to assume the financial and administrative costs at such liability. QGOG acquired such blocks prior to 2008 before the reorganization of the Queiroz Galvão Group that led to the assignment of exploration and production assets to QGEP.

On January 18, 2010, QGEP entered into a counter-indemnity agreement with QGOG and its future controlling shareholder, Constellation. Pursuant to this indemnity agreement, QGEP agreed to indemnify us for any liability in connection with E&P related activities that are imputed to us.

Reimbursement Agreement

On October 28, 2010, QGEP and QGEPP entered into an agreement pursuant to which they agreed to reimburse QGOG for certain expenses incurred by it on their behalf. Until the ANP’s full approval of the assignment of QGOG’s participating interest in the blocks and fields to QGEP, payments will continue to be made in the name of the original holder of such interest. Therefore, QGOG will continue to make the required payments and will be reimbursed for such expenses by QGEP, QGEPP, or both. This agreement is of indefinite duration.

Administrative and Operating Agreements

Our subsidiaries are party to several agreements entered into with QGOG (which is controlled by our controlling shareholders, who hold 51% of QGOG’s voting capital stock), by which the parties agree to share certain administrative and operating resources and their costs. The shared resources include: (1) the activities of accounting and administrative departments and related areas and their respective salaries, expenses and benefits; (2) direct and indirect compensation of executive officers and managers plus related charges; (3) the telecommunications network; (4) information technology, including computer systems, computer terminals, printers, software and IT equipment; (5) travelling and lodging expenses; (6) general expenses, including office materials, cleaning and kitchen materials, maintenance and repair of goods, machines, equipment and facilities; (7) publicity and advertising expenses; (8) cleaning and surveillance expenses; (9) general tasks for administrative support, including legal services, performance of third-party services (human resources, personnel training, temporary labor); (10) books, magazines and journals and mail; (11) all other services and use of fixed or intangible assets shared among the parties, related both to the joint and integrated exploration of the oil and gas E&P infrastructure and the efficient operation of their businesses.

On July 1, 2010, Manati and QGEP entered into an agreement pursuant to which they agreed to share infrastructure and the costs of the resources of certain administrative and operating activities, such as accounting expenses; administrative expenses; including salaries and benefits; indirect and direct compensation of officers and general managers; telenet work, technology information including computer terminal printers, information equipment, among others. This agreement may be terminated by either party, subject to two months prior notice. Costs are shared between the two companies in accordance with the following calculation: ratio percentage = individual monthly investment divided by the total investment made by the parties.

On June 1, 2010, QGOG, Manati and QGEP entered into an agreement pursuant to which they agreed to share infrastructure and costs of certain administrative and operating activities, such as accounting expenses; administrative expenses; including salaries and benefits; indirect and direct compensation of officers and general Managers; telenet work, technology information including computer terminal printers, information equipment, among others. This agreement may be terminated by either party, subject to two months prior notice. Since July 1, 2010, costs are shared among the three companies as follows: 80% for QGOG, 19% for Manati, and 1% for QGEP.

Shareholders’ Agreement

In September 2011, QG S.A. and QGOGPar, our indirect subsidiary, entered into a shareholders’ agreement and share purchase agreement, pursuant to which QGOGPar purchased 49% of the common shares and 100% of the preferred shares of QGOG. In connection with the shareholders’ agreement, we also entered into a call option agreement to purchase the remaining 51% of QGOG’s common shares for R$17.8 million. If QGOGPar were to exercise this call option, it would be obligated to pay QG S.A. a nominal amount. QGOGPar may exercise this call option at any time.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the issuer’s share capital and the rights of the holders of the common shares of the issuer that are material to an investment in the common shares offered by this prospectus. These rights are set forth in the issuer’s Articles or are provided by applicable Luxembourg law, and these rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of the various states of the United States. The issuer expects to amend and restate its Articles (the “Amended Articles”) to, among other things, confer certain additional rights to the holders of the common shares of the issuer as set forth below prior to the consummation of this offering of the common shares. This summary does not contain all information that may be important to you. For more complete information, you should read the issuer’s Articles of Association and our Amended Articles, which are attached, or will be attached, as an exhibit to the registration statement filed by the issuer on Form F-1 (of which this prospectus forms a part). For information on how to obtain a copy of the issuer’s Articles of Association, please read “Where You Can Find More Information.”

The issuer’s share capital is comprised of common shares. As of the date of this prospectus, an aggregate of 400,000 common shares, with €0.10 nominal value, were issued and outstanding. Each of the common shares of the issuer entitles its holder to one vote at any general meeting of shareholders.

To the issuer’s knowledge, as of the date of this prospectus, there are no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of the issuer in favor of a third person other than the current controlling shareholders.

The common shares of the issuer are governed by Luxembourg law and its Articles. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and its Articles.

General

The issuer is a Luxembourg société anonyme (a public limited liability company). Its legal name is “QGOG Constellation S.A.” The issuer was incorporated on August 30, 2011.

QGOG Constellation S.A. is registered with the Luxembourg Registry of Trade and Companies under number B 163.424.

The issuer’s registered office is located at 40, Avenue Monterey, L-2163 Luxembourg.

The issuer’s corporate purpose, as stated in Article 2 (“Object”) of its Articles, is the acquisition of ownership interests, in Luxembourg or abroad, in any companies or enterprises in any form whatsoever and the management of such ownership interests. The issuer may in particular acquire by subscription, purchase, and exchange or in any other manner any stock, shares and other securities, bonds, debentures, certificates of deposit and other debt instruments and more generally any securities and financial instruments issued by any public or private entity whatsoever, including partnerships. The issuer may participate in the creation, development, management and control of any company or enterprise. The issuer may further invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin whatsoever.

The issuer may borrow in any form and issue notes, bonds and debentures and any kind of debt which may be convertible and/or equity securities. The issuer may lend funds including the proceeds of any borrowings and/or issues of debt securities to its subsidiaries, affiliated companies or to any other company. The issuer may also give guarantees and grant security interests in favor of third parties to secure its obligations or the obligations of our subsidiaries, affiliated companies or any other company. The issuer may further mortgage, pledge, transfer, encumber or otherwise hypothecate all or some of its assets.

The issuer may generally employ any techniques and utilize any instruments relating to its investments for the purpose of their efficient management, including techniques and instruments designed to protect it against creditors, currency fluctuations, interest rate fluctuations and other risks.

The issuer may carry out any commercial, financial or industrial operations and any transactions with respect to real estate or movable property, which directly or indirectly further or relate to its purpose.

Duration

The issuer has been formed for an unlimited period of time. The issuer expects that its Amended Articles will provide that it may be dissolved at any time by a resolution of the holders of the common shares of the issuer adopted in the manner required for an amendment to its Amended Articles.

Form and Transfer of Shares

The common shares of the issuer may be created as registered or bearer shares at the option of the holders of the common shares. The issuer expects that its Amended Articles will provide that the common shares of the issuer will be issued in registered form only. The common shares of the issuer are freely transferable, subject to any restrictions that may be provided for in its Articles and, when in effect, its Amended Articles. Luxembourg law does not impose any limitations on the rights of Luxembourg or non- Luxembourg residents to hold or vote the shares of the issuer.

Share Capital

As of December 31, 2011, the issuer’s share capital was €40,000, represented by 400,000 common shares, with a nominal value of €0.10 per share, fully paid up. The issuer expects that its Amended Articles will provide that its authorized share capital will amount to up to $            , represented by up to              common shares, having a nominal value of one United States dollar per share, fully paid up.

The common shares of the issuer have no conversion rights, and there are no redemption or sinking fund provisions applicable to the common shares. The issuer may acquire its shares subject the provisions and within the limitations of Luxembourg law.

Issuance of Shares

Pursuant to Luxembourg law, the issuance of the common shares requires the approval by the general meeting of shareholders at the quorum and vote requirements provided for the amendment of the issuer’s Articles or its Amended Articles once in effect. The general meeting of shareholders may, however, approve an authorized unissued share capital and authorize the Board of Directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the minutes of the relevant general meeting, or the Authorized Share Capital. The general meeting may amend, renew or extend such authorized share capital and authorization to the Board of Directors to issue shares.

In case of a share capital increase within the Authorized Share Capital, the Board of Directors, or a duly appointed representative of the issuer’s Board of Directors, is required under Luxembourg law to go before a Luxembourg notary to record by notarial deed an increase of the issuer’s share capital by its Board of Directors within one month following the end of the subscription period or within three months from the day on which that period commenced.

Preferential subscription rights

Under Luxembourg law, shareholders in a société anonyme have a preferential right to subscribe for shares issued on the occasion of a share capital increase, where such shares are to be subscribed for in cash. The general meeting of shareholders also has the power to limit or withdraw the shareholders’ preferential subscription rights. In accordance with article 32-3 (5) of the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, a general meeting of shareholders called upon to resolve, at the conditions prescribed for amendments to the issuer’s Articles, either upon an increase of capital or upon authorization to increase the capital, may limit or withdraw the preferential subscription rights or may authorize the issuer’s Board of Directors to do so. Any proposal to that effect must be specifically announced in the convening notice of the general meeting. Detailed reasons therefore must be set out in a report prepared by the Board of Directors and presented to the meeting dealing in particular with the proposed issue price.

In addition and in accordance with article 32-3 (5), the Board of Directors acting within the limits of the Authorized Share Capital has the power to limit or withdraw the shareholders’ preferential subscription rights.

The issuer expects that its Amended Articles will contain an authorization to the Board of Directors to limit the preferential subscription rights of the holders of the common shares of the issuer in the context of the Authorized Share Capital and as set forth below under “Increase and Reduction of Capital.” Such authorization to limit or cancel the preferential subscription rights shall be valid for a period of five years from the publication of the Articles or the amendment of the Articles and may be extended by the general meeting of shareholder to the extent permitted by Luxembourg law.

Increase and Reduction of Capital

The issuer may change its capital at any time by a decision of the holders of the common shares of the issuer adopted in the manner required for an amendment to its Articles. The issuer expects that its Amended Articles will provide that:

(i)	within the limits of the Authorized Share Capital, the Board of Directors will be authorized to issue further common shares, in one or several successive tranches against payment in cash or in kind, with or without an issue premium and without the holders of common shares having a preferential subscription right in accordance with the terms and conditions set out below;

(ii)	the issuer’s share capital may be increased or reduced by a resolution of the general meeting of holders of its common shares adopted in the manner required for an amendment to its Amended Articles;

(iii)	subject to the provisions of Luxembourg Law and its Amended Articles, existing holders of the issuer’s common shares will have a preferential subscription rights in case of issuance of new common shares of the same class, in exchange for contributions in cash, but such existing holder will not benefit from a preferential subscription right in case of issue of new common shares in exchange for a contribution in kind;

(iv)	the preferential subscription right may be limited or cancelled by a resolution of the general meeting of holders of common shares adopted in accordance with the Amended Articles or by the Board of Directors if so authorized at such meeting of holders or in accordance with the Amended Articles;

(v)	in the context of the Authorized Share Capital, the Board of Directors may, among other things, determine the conditions of any increase in the share capital, set the subscription price provided that the common shares shall not be issued at a price below nominal value, if any, with or without issue premium, set the date from which the common shares or other financial instruments will carry beneficial rights, set the duration, redemption, interest rates, currency conversion rates and exchange rates of the financial instruments, and limit or cancel the preferential subscription right of existing holders of common shares otherwise applicable to such issuance.

General Meeting of Shareholders

In accordance with Luxembourg law and the issuer’s Articles and its Amended Articles once in effect, any regularly constituted general meeting of shareholders represents the entire body of shareholders of the issuer. The general meeting has full power to adopt and ratify all acts and operations which are consistent with the issuer’s corporate object.

The annual general meeting of shareholders is held at 10 a.m. (Luxembourg time) on March 15th of each year in Luxembourg. The issuer expects that its Amended Articles will provide that the annual meeting of shareholders will be held on the third Wednesday of May of each year. If that day is a legal or banking holiday, the meeting will be held on the business day immediately following. Other general meetings of shareholders may be convened at any time.

Each of the common shares of the issuer entitles the holder thereof to attend the general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of the Articles. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

Luxembourg law provides that the issuer’s Board of Directors is obligated to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the issuer’s registered office at least five days before the holding of the general meeting of shareholders.

Voting Rights

Each common share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.

In addition to the annual general meeting of shareholders described above, other extraordinary general meetings of shareholders are convened to resolve on any other matter to be decided on during the course of the year. This may include amendment to the Articles and certain other matters described below and are subject to the quorum and vote requirements described below.

A general meeting of shareholders convened for the purpose of (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights (c) approving a legal merger or demerger of the issuer, (d) dissolution of the issuer or (e) except as described immediately below, an amendment of the Articles must have a quorum of at least 50% of the issuer’s issued share capital, except in limited circumstances provided for by Luxembourg law. If such quorum is not reached, such general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying.

Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent general meeting of shareholders, such actions are subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law). Abstentions are not considered “votes.”

Appointment and Removal of Directors. Members of the issuer’s Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under the Articles, all directors are elected for a period of up to six years. Further, the Board of Directors is comprised of two categories of directors. The issuer expects that its Amended Articles will provide that all directors will be appointed for a renewable period of up to two years, with the option of the general meeting of shareholders to classify the appointed directors into different classes. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. The issuer expects that its Amended Articles will provide that if the office of a director becomes vacant, the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Neither Luxembourg law nor the Articles contain any restrictions as to the voting of the common shares of the issuer by non-Luxembourg residents.

Amendment to the Issuer’s Articles

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to the Articles. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles.

An extraordinary general meeting of shareholders convened for the purpose of amending the Articles must have a quorum of at least 50% of the issuer’s issued share capital. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders. However, the issuer’s nationality may be changed and the commitments of the holders of the common shares of the issuer may be increased only with the unanimous consent of the holders of the common shares and bondholders, if any.

Any resolutions to amend the Articles must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Liquidation

In the event of the issuer’s liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up requires approval by an extraordinary general meeting of shareholders to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor the Articles provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when declared by the general meeting of shareholders out of funds legally available for such purposes. Pursuant to the Articles, the general meeting of shareholders may approve distributions and the issuer’s Board of Directors may declare interim distributions, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by the issuer for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in the issuer’s favor five years after the date such distribution has been declared.

Annual Accounts

Each year the issuer’s Board of Directors must prepare annual accounts, that is, an inventory of its assets and liabilities, together with a balance sheet and a profit and loss account. The issuer’s Board of Directors must also prepare management reports each year on the annual accounts. The annual accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the issuer’s registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the notes to the annual accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual general meeting of shareholders upon request.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to the issuer’s interests.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the issuer is                     . Its address is                     , and its telephone number is                     .

Listing

The issuer expects to apply to have its common shares approved for quotation on the New York Stock Exchange under the symbol “QGOG.”

Trading of Shares

Person discharging managerial responsibilities within the issuer and where applicable, persons closely associated with them, shall declare to the Commission de Surveillance du Secteur Financier and to the issuer, the existence of transactions conducted on their own account relating to shares of the issuer admitted to trading on a regulated market or a similar market (such as the NYSE), or to derivatives or other financial instruments linked to them. The notification shall be made within five working days of each transaction’s execution date. The issuer shall ensure public access to such information in French, German or English on its website.

SHARES ELIGIBLE FOR FUTURE SALE

Following this offering, the issuer will have an aggregate of              common shares outstanding. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, unless purchased by “affiliates” as that term is defined under Rule 144 of the U.S. Securities Act of 1933, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining              shares, representing              of the issuer’s outstanding shares will be held by its existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the U.S. Securities Act of 1933 or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We and the issuer’s executive officers, directors and certain of its significant shareholders, have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, directly or indirectly, or otherwise dispose of any common shares or any securities convertible into or exchangeable for common shares or in any manner transfer all or a portion of the economic consequences associated with the ownership of common shares or cause a registration statement covering any common shares to be filed, except for the common shares offered in this offering without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itau BBA USA Securities Inc., the designated representatives of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Eligibility of restricted shares for sale in the public market

The              common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions under Rule 144.

Stock Options

Although the issuer has not yet implemented any equity compensation plans, it expects to do so prior to the consummation of this offering. The specific terms for the granting of stock options to the beneficiaries of the issuer’s anticipated stock option plan and the exercise and vesting thereof will be established by the definitive plan once it is implemented. We expect that certain of the issuer’s directors, officers, employees and consultants will be the beneficiaries of such a plan.

Registration rights

Following the completion of this offering, the holders of up to              common shares are entitled to request that the issuer registers its common shares under the U.S. Securities Act of 1933, subject to cutback for marketing reasons and certain other conditions. These shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the U.S. Securities Act of 1933 would result in such shares becoming freely tradable without restriction under the U.S. Securities Act of 1933, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of the common shares of the issuer.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the common shares of the issuer. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Luxembourg Tax Considerations for Holders of Common Shares

The following is a summary of material Luxembourg tax considerations of the purchase, ownership and disposition of your common shares that may be applicable to you if you acquire the common shares of the issuer. In addition, this summary does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

It is included herein solely for preliminary information purposes and is therefore not intended or construed to be, legal or tax or any sort of advice. The summary is not exhaustive and we strongly encourage shareholders to consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of the common shares of the issuer. The summary applies only to shareholders who will own the common shares of the issuer as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their common shares in the capital of the common shares of the issuer by virtue of an office or employment. This summary does under no circumstances allow any conclusions to be drawn with respect to issues not specifically addressed.

This discussion is based on the laws of the Grand-Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer to as the Grand-Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this prospectus or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). However, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax considerations described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below. Prospective investors are encouraged to consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual holder” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) a solidarity surcharge (contribution au fonds pour l’emploi) on his or her worldwide income from Luxembourg or foreign sources.

In addition, a “Luxembourg corporate holder” means a corporation or other entity taxable as a corporation (that is organized under the laws of Luxembourg under Article 159 of the Luxembourg Income Tax Act) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités), including for the avoidance of doubt the minimum flat income tax of €1,500 for the year ending 2012, municipal business tax (impôt commercial communal) and a solidarity surcharge (contribution au fonds pour l’emploi) on its worldwide income from Luxembourg or foreign sources. A Luxembourg corporate holder is also subject to net wealth tax (impôt sur la fortune) on its worldwide wealth.

Luxembourg established entities who benefit from a special tax regime, such as, for example, undertakings for collective investment subject to the law of December 17, 2010 or specialized investment funds governed by the law of February 13, 2007 or family wealth management companies governed by the law of May 11, 2007 are exempt from income and annual net wealth taxes in Luxembourg.

For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in the common shares of the issuer other than a Luxembourg Holder.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg individual holders

A Luxembourg individual holder will be subject to Luxembourg income taxes for capital gains in the following cases:

•

if the common shares (1) represent the assets of a business or (2) were acquired for speculative purposes (i.e., disposed of within six months after acquisition), then any capital gain will be levied at ordinary income tax rates (including unemployment fund contributions), subject to dependence insurance contribution levied at a rate of 1.4% and, where common shares represent the assets of a business, subject to municipal business tax levied at a rate of 6.75% for Luxembourg-City for the year ending 2012; and

•

provided that the common shares do not represent the assets of a business (i.e., are held in the private wealth of the Luxembourg individual), and the Luxembourg individual has disposed of them more than six months after their acquisition, then the capital gains are taxable at half the overall tax rate (including unemployment fund contributions) if the common shares belong to a substantial participation (i.e., shareholding representing more than 10% of the share capital, owned by the Luxembourg resident individual or together with his spouse/partner and dependent children, directly or indirectly at any time during the five years preceding the disposal). In this case, the capital gains would also be subject to dependence insurance contribution levied at a rate of 1.4%.

Luxembourg corporate holders

Capital gains realized upon the disposal of common shares by a fully taxable resident Luxembourg corporate holder will, in principle, be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2011 for a Luxembourg corporate holder established in Luxembourg City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to Article 166 of the Income Tax Act and the Grand-Ducal Decree of December 21, 2001 (as amended) provided that at the time of the disposal of the common shares (a) the Luxembourg corporate holder of common shares form a stake representing at least 10% of our total share capital or have a cost price of at least €6,000,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate holder undertakes to continue to own such qualifying shareholding until such time as the Luxembourg corporate holder has held the common shares of the issuer for an uninterrupted period of at least 12 months. In certain circumstances, the latter exemption may not apply; for example; the capital gains exemption (for gains arising on an alienation of the common shares) does not apply to the amount of previously tax deducted expenses and write-offs related to these common shares.

Non-Luxembourg Holders

Non-Luxembourg Holders will be subject to Luxembourg taxation for capital gains in the following cases (among others):

•

subject to any applicable tax treaty, an individual who is a non-Luxembourg Holder of common shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the common shares are attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such common shares if such holder has (together with his or her spouse and dependent children) directly or indirectly held a substantial shareholding of more than 10% of our total share capital at any time within a five-year period prior to the disposal of the common shares of the issuer, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, or (ii) the disposal of common shares occurs within six months from their acquisition (or prior to their actual acquisition).

•

a corporate non-Luxembourg Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the common shares of the issuer are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such common shares, which will be subject to corporate income tax and municipal business tax. However, as set forth above for a corporate Luxembourg Holder, gains realized on the sale of the common shares may benefit from the exemption provided for by Article 166 of the Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended).

•

subject to any applicable tax treaty, a corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the common shares are attributable, and which has held a substantial shareholding of more than 10% of our total share capital directly or indirectly at any time within a five-year period prior to the disposal of the common shares of the issuer will be subject to corporate income tax on a gain realized on a disposal of such common shares if either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, or (ii) the disposal of such common shares occurs within six months from their acquisition.

Tax Regime Applicable to Distributions

Luxembourg Withholding Tax

A Luxembourg withholding tax of 15% (17.65% if the dividend tax is not charged to the shareholder) for the fiscal year ending 2012 is due on dividends and similar distributions to our holders (subject to the exceptions discussed under “—Exemption from Luxembourg Withholding Tax” below). Absent an exception, we will be required to withhold at such rate from distributions to the shareholder and pay such withheld amounts to the Luxembourg tax authorities.

Exemption from Luxembourg Withholding Tax

Dividends and similar distributions paid to our Luxembourg and non-Luxembourg holders may be exempt from Luxembourg dividend withholding tax if: (1) the shareholder is a qualifying corporate entity holding a stake representing at least 10% of our total share capital or acquired the common shares for at least €1,200,000 (or its equivalent amount in a foreign currency); and (2) the shareholder has either held this qualifying stake in our capital for an uninterrupted period of at least 12 months at the time of the payment of the dividend or undertakes to continue to own such qualifying shareholding until such time as it has held the common shares for an uninterrupted period of at least 12 months. Examples of qualifying corporate shareholders are taxable Luxembourg companies, certain taxable companies resident in other EU Member States, capital companies resident in Switzerland subject to income tax without benefiting from an exemption and companies fully subject to a tax corresponding to Luxembourg corporate income tax that are resident in countries that have concluded a treaty for the avoidance of double taxation with Luxembourg.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. Proceeds distributed to Luxembourg and non-Luxembourg holders upon the liquidation of the Company are not subject to withholding tax in Luxembourg.

Reduction of Luxembourg Withholding Tax

Residents of countries that have concluded a treaty for the avoidance of double taxation with Luxembourg may claim application of a reduced rate on or exemption from Luxembourg dividend withholding tax, depending on the terms of the relevant tax treaty.

Tax regime applicable to the distribution of dividends, liquidation proceeds, other profit distributions or equity redemption

Luxembourg Individual Holders

Dividends and other profit distributions are generally taxed at progressive tax rates and subject to dependence insurance contribution levied at 1.4% . 50% exemption as mentioned below may apply if the conditions are met. Withholding tax levied can in principle be credited against the applicable tax.

Luxembourg Corporate Holders

Dividends, liquidation proceeds, other profit distributions or equity redemption (under certain conditions) derived by a fully taxable resident Luxembourg corporate holder will, in principle, be subject to corporate income tax and municipal business tax. The combined applicable rate (including a solidarity surcharge) is 28.80% for the fiscal year ending 2012 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax Act as amended provided that, at the time of distribution, (a) the Luxembourg corporate holder’s shares form a stake representing at least 10% of the total share capital in QGOG Constellation S.A. or have a cost price of at least €1,200,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate holder undertakes to continue to own such qualifying shareholding until such time as the Luxembourg corporate holder has held the common shares of the issuer for an uninterrupted period of at least 12 months.

50% Dividend Exemption—Credit of Luxembourg Withholding Tax on Dividends

Luxembourg Holders

Subject to the satisfaction of certain conditions and assuming, in the case of corporate Luxembourg holders, that the participation exemption does not apply, only half of the gross amount of a dividend distributed to a corporate Luxembourg holder or an individual Luxembourg Holder will be subject to Luxembourg corporate income tax or Luxembourg income tax, respectively.

Withholding tax levied can in principle be credited against the applicable tax subject to certain restrictions.

Net wealth tax

Luxembourg Holders

Luxembourg individual holders are not subject to net wealth tax.

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the common shares held unless (i) Luxembourg Holder is a legal entity not entitled to a specific net wealth tax exemption based on Luxembourg domestic law; or (ii) the common shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The common shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934, on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the common shares held based on Paragraph 60 of the Law of October 16, 1934, on the valuation of assets (Bewertungsgesetz), as amended unless the common shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Registration Tax/Stamp Duty

No registration tax or stamp duty will be payable by a holder of common shares in Luxembourg solely upon the disposal of common shares by sale or exchange.

Estate and Gift Taxes

No estate or inheritance tax is levied on the transfer of common shares upon the death of a holder of common shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of common shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of common shares is a resident of Luxembourg for tax purposes at the time of his death, the common shares are included in its taxable basis for inheritance tax or estate tax purposes.

THE LUXEMBOURG TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH QGOG CONSTELLATION S.A. SHAREHOLDER IS ENCOURAGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owning, and disposing of common shares as of the date hereof, but it does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular U.S. Holder’s decision to acquire such common shares. This description applies only to U.S. Holders that hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;

•	U.S. Holders holding common shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	U.S. Holders liable for the alternative minimum tax;

•

tax-exempt organizations or entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” respectively;

•	U.S. Holders that received common shares as compensation for the performance of services;

•	U.S. Holders holding common shares that own or are deemed to own 10% or more of our voting stock; or

•	certain former citizens and residents of the United States subject to tax as expatriates.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of common shares who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the common shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

Unless otherwise indicated, this discussion assumes that we are not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Considerations” below. Further, this discussion does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of purchasing, owning, and disposing of common shares, and it does not address the Medicare tax on net investment income. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

Taxation of distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions paid on common shares generally will be treated as dividends to the extent actually or constructively paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to common shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such U.S. Holder’s adjusted tax basis in common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the

U.S. Holder has held common shares for more than one year as of the time such distribution is received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional common shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rate of taxation provided certain holding period requirements are satisfied. A non-U.S. corporation (other than a PFIC, as described below) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The common shares of the issuer are expected to be tradable on the NYSE after this offering. However, even if the common shares of the issuer are readily tradable on an established securities market in the United States, the issuer will not be treated as a qualified foreign corporation if the issuer is a PFIC for the taxable year in which the issuer pays a dividend or was a PFIC for the preceding taxable year.

Dividends received on the common shares, including any amounts that we withhold in respect of Luxembourg taxes on the dividend, will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, Luxembourg taxes withheld from distributions on common shares will generally be creditable against a U.S. Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific baskets of income. The rules governing the foreign tax credit are complex and, therefore, a U.S. Holder should consult an independent tax adviser regarding the availability of the foreign tax credit based on a U.S. Holder’s particular circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct such otherwise creditable Luxembourg taxes in computing such holder’s taxable income, subject to generally applicable limitations.

Sale or other taxable disposition of common shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held common shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

The amount of the gain or loss realized will be equal to the difference between a U.S. Holder’s adjusted tax basis in the common shares disposed of and the amount realized on the disposition. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. A U.S. Holder’s initial tax basis in its common shares will be the amount paid for the common shares.

If a Luxembourg tax is imposed on the sale or other taxable disposition of common shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other taxable disposition before deduction of Luxembourg tax. See “—Certain Luxembourg Tax Considerations for Holders of Common Shares—Tax regime applicable to realized capital gains—Non-Luxembourg Holders” for a description of when a disposition may be subject to Luxembourg taxation. Because both a U.S. Holder’s gain from the sale or other taxable disposition of common shares generally will be U.S.-source gain, and a U.S. Holder may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributable to a particular foreign source income, a U.S. Holder may be unable to claim a foreign tax credit with respect to Luxembourg tax on gains. Alternatively, a U.S. Holder may deduct Luxembourg tax on gains if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued for the taxable year. U.S. Holders should consult their tax advisers as to whether Luxembourg taxes on gains may be creditable against their U.S. federal income tax on foreign-source income from other sources.

Passive foreign investment company considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation will be classified as a PFIC in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average quarterly value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and certain gains from commodities (other than commodities sold in an active trade or business) and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

Based on certain estimates of our gross income, gross assets, the nature of our business, and, in respect of our 2012 taxable year, the expected use of the proceeds from the offering of common shares and our anticipated market capitalization, we do not believe that we will be classified as a PFIC in our 2012 taxable year or in the future. All or a substantial portion of our income from contract drilling and drilling-related and FPSO services should not be treated as passive income, and thus all or a substantial portion of the assets that the issuer will own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether the issuer is a PFIC. However, there can be no assurance that we will not be considered a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets (which is determined based on our market capitalization) and activities in those years.

If we were a PFIC for any taxable year during which a U.S. Holder holds the common shares of the issuer, then, unless such holder makes a “mark-to-market” election (as discussed below), such holder generally would be subject to special and adverse tax rules with respect to any “excess distribution” that is received from us and any gain that is recognized from a sale or other disposition, including certain pledges, of the common shares of the issuer. For this purpose, distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions received by such holder during the shorter of the three preceding taxable years or the holder’s holding period for the common shares of the issuer will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. Holder’s holding period for the common shares of the issuer;

•

the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in the U.S. Holder’s holding period prior to the first day of our first taxable year in which we were treated as a PFIC will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each prior taxable year in which we were a PFIC will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a U.S. Holder holds the common shares of the issuer and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a “lower tier PFIC”) for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

In addition, if we are a PFIC, special rules apply to the amount of foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC and a U.S. Holder would not be eligible to claim a foreign tax credit for any Luxembourg tax imposed on the disposition of the common shares of the issuer. Prospective purchasers should consult their own tax advisors regarding the application of such rules.

If we were a PFIC for any taxable year during which a U.S. Holder holds common shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a “qualified exchange.” In general, common shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of common shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. The common shares of the issuer are expected to be tradable on the NYSE, which is treated as a qualified exchange under the applicable Treasury Regulations. However, no assurance can be given that the common shares of the issuer will be regularly traded for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

In certain circumstances, a U.S. Holder of shares in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the common shares of the issuer only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If a U.S. Holder owns the common shares of the issuer during any year in which we were a PFIC, the U.S. Holder generally must file an Internal Revenue Service, or “IRS,” Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information reporting and backup withholding

Information returns may be filed with the Internal Revenue Service in connection with distributions on the common shares and the proceeds from the sale or other disposition of common shares unless a U.S. Holder establishes that it is exempt from the information reporting rules. A U.S. Holder that does not establish this exemption may also be subject to backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number or otherwise comply with the relevant certification procedures. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Foreign Asset Reporting

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, certain U.S. Holders who are individuals are required to report information relating to an interest in common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of common shares.

UNDERWRITING

Subject to the terms and subject to the conditions contained in an underwriting agreement dated                     , 2012, among the issuer and the underwriters, the issuer has agreed to sell to the underwriters named below, for whom and are acting as representatives, and each of the underwriters has agree, severally and not jointly to purchase from the issuer the following respective numbers of common shares:

Underwriter	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Itau BBA USA Securities Inc.
Credit Suisse Securities (USA) LLC
Banco Bradesco BBI S.A. (1)

Total

(1)	Banco Bradesco BBI S.A. is not a U.S. registered broker-dealer and will not effect any sales of common shares of the issuer in the United States. Bradesco Securities Inc. is acting as a U.S. registered broker dealer on behalf of Banco Bradesco BBI S.A. in connection with the offer and sale of the issuer’s common shares in the United States.

The underwriting agreement provides that the underwriters have agreed, severally and not jointly to purchase all the common shares in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

All sales of the common shares in the United States will be made by U.S. registered broker/dealers.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to              additional common shares from the issuer. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With exercise of option to purchase additional shares
Public Offering Price Per Share	$	$
Underwriting Discount	$	$
Proceeds before expenses, to us

The issuer estimates that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

The issuer has agreed that it will not (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of the common shares of the issuer or securities convertible into or exchangeable or exercisable for any of the common shares of the issuer, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of                                          and                                          for a period of 180 days after the date of this prospectus, other than the common shares to be sold hereunder, any shares of the issuer’s common stock issued upon the exercise of options granted under any existing management incentive plan and other customary exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, the issuer issues an earnings release or material news or a material event relating to it occurs; or (2) prior to the expiration of the 180-day restricted period, the issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The issuer’s directors and executive officers, and certain of its significant shareholders have agreed to enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                                          and                                         , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the common shares of the issuer or any securities convertible into or exercisable or exchangeable for the common shares of the issuer (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a share option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of the common shares of the issuer or any security convertible into or exercisable or exchangeable for the common shares of the issuer. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The issuer has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

The issuer will apply to have its common shares approved for listing on the New York Stock Exchange under the symbol “            ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to purchase additional securities to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional securities, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional securities. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised the issuer that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over the counter market or otherwise.

The underwriters and/or their respective affiliates have provided, currently provide or may provide in the future various investment banking, commercial banking, financial advisory and/or similar services to us on a regular basis, and maintain normal business relationships with us in their capacity as credit institutions or as lenders under credit facilities, for which they have received and may continue to receive customary fees and commissions.

Certain of the underwriters and their affiliates have provided in the past to the issuer and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the issuer and such affiliates in the ordinary course of its business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Rothschild has acted as the issuer’s financial advisor in connection with the offering. Rothschild is not acting as an underwriter in connection with the offering, and accordingly, Rothschild is neither purchasing common shares nor offering common shares to the public in connection with the offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

Brazil

This offering has not been registered by and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, the securities and exchange commission of Brazil. Any public offering or distribution, as defined under Brazilian laws and regulation, of the common shares of the issuer in Brazil is not legal without such prior registration under Law 6.385, dated December 7, 1976, as amended, or Law 6.385/76. And, accordingly, the common shares of the issuer have not been and may not be offered or sold, directly or indirectly, to the public in Brazil otherwise than as permitted by the Law 6.385/76 and neither this prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in or from, or published in, Brazil except in circumstances which do not constitute a public offer of securities to the public, subject to CVM requirements and regulations, in accordance with the Law 6.385/76.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither the issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State, including any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Luxembourg

In Luxembourg, this prospectus has not been approved by and will not be submitted for approval to the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier) and, accordingly, the shares have not been and may not be offered or sold, directly or indirectly, to the public in Luxembourg otherwise than as permitted by the Luxembourg law dated 10 July 2005 relating to prospectuses for securities (as amended from time to time) (the “Prospectus Act”) and neither this prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in or from, or published in, Luxembourg except in circumstances which do not constitute a public offer of securities to the public, subject to prospectus requirements, in accordance with the Prospectus Act.

This prospectus does not constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or in respect of any person to whom it is unlawful to make such an offer or solicitation, and any acceptance of such an offer or solicitation shall not be made unless it occurs in a jurisdiction where such acceptance is authorized.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The common shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (SFA) and accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Notice to Prospective Investors in Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

Certain legal matters in connection with this offering relating to United States law will be passed upon for the issuer by White & Case LLP, New York, New York. Certain legal matters in connection with this offering relating to Brazil law will be passed upon for the issuer by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, São Paulo. The validity of the common shares being offered by this prospectus and other legal matters concerning this offering relating to Luxembourg law will be passed upon for us by NautaDutilh Avocats Luxembourg. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Milbank Tweed, Hadley & McCloy LLP. Certain legal matters in connection with this offering relating to Brazilian law will be passed upon for the underwriters by Lefosse Advogados.

EXPERTS

The consolidated financial statements of Constellation Overseas Ltd included in this Prospectus and in the Registration Statement have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements have been so included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The financial statements of QGOG Constellation S.A. included in this Prospectus and in the Registration Statement have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report thereon appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The section in this prospectus titled “Industry” has been reviewed by Fearnley Proctor Group, which has confirmed to us that such section accurately describes, to the best of its knowledge, the offshore drilling industry.

ENFORCEABILITY OF CIVIL LIABILITIES

Luxembourg

The issuer is a public limited liability company incorporated under the laws of Luxembourg, and as a result, it may be difficult for investors to effect service of process within the United States upon the issuer or to enforce both in the United States and outside the United States judgments against the issuer obtained in U.S. courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, all of the issuer’s directors are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, it may be difficult for investors to affect service of process within the United States on certain of the issuer’s directors or to enforce against them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

A final judgment against the issuer for the payment of money by a competent court in the State of New York, United States of America, which is not subject to appeal or any other means of contestation, and is enforceable in the State of New York, United States of America, will be recognized and enforced against the issuer by a court of competent jurisdiction of Luxembourg, without re-examination of the merits of the case, subject to compliance with the applicable enforcement procedure (exequatur). Under Articles 678 et seq. of the New Luxembourg Code of Civil Procedure, exequatur will be granted if the Luxembourg court is satisfied that all of the following conditions are met: (i) the foreign court awarding the judgment has jurisdiction to adjudicate the respective matter under applicable foreign rules, and such jurisdiction is recognized by Luxembourg private international and local law; (ii) the foreign judgment is enforceable in the foreign jurisdiction; (iii) the foreign court has applied the substantive law as designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules; (iv) the foreign court has acted in accordance with its own procedural laws; (v) the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, to present a defense; and (vi) the foreign judgment does not contravene public policy (order public) as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature.

Brazil

Furthermore, a judgment obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”). That confirmation, generally, will occur if the foreign judgment (a) fulfils all formalities required for its enforceability under the laws of the country where the foreign judgment is granted, (b) is issued by a competent court after proper service of process is made in accordance with the applicable legislation, (c) is not subject to appeal, (d) is for a sum certain, (e) is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese and (f) is not contrary to Brazilian national sovereignty, public policy or “good morals.”

Notwithstanding the foregoing, no assurance can be given that confirmation of a judgment obtained outside Brazil by the STJ will be secured, that the process described above can be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment based on laws of countries other than Brazil.

For the enforceability of a foreign judgment, the plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil may be required to post a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may serve to guarantee the payment of such costs and fees. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian court.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The issuer has filed with the Securities and Exchange Commission a registration statement on Form F-1 under the U.S. Securities Act of 1933 relating to this offering of its common shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow the issuer to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If the issuer filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document the issuer files with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. The issuer’s filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

The issuer is not currently subject to the informational requirements of the Exchange Act. As a result of this offering, the issuer will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, the issuer will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, the issuer intends to file with the Securities and Exchange Commission, within 120 days after the end of our fiscal year ended December 31, 2012 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

QGOG Constellation S.A.

INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements as of December 31, 2011 and 2010 and for the Years Ended December 31, 2011, 2010 and 2009 of Constellation Overseas Ltd. and its Subsidiaries

Report of Independent Registered Public Accounting Firm	F-3
Consolidated Statement of Financial Position as of December 31, 2011 and 2010	F-4
Consolidated Statement of Operations for the Three Years Ended December 31, 2011	F-5
Consolidated Statement of Comprehensive Loss for the Three Years Ended December 31, 2011	F-6
Consolidated Statement of Changes in Shareholders’ Equity for the Three Years Ended December 31, 2011	F-7
Consolidated Statement of Cash Flows for the Three Years Ended December 31, 2011	F-8
Notes to the Consolidated Financial Statements as of December 31, 2011 and 2010 and for the Three Years Ended December 31, 2011	F-9

Page

Financial Statements as of December 31, 2011 and for the period from August 30, 2011 to December 31, 2011 of QGOG Constellation S.A.

Report of Independent Registered Public Accounting Firm	F-57
Statement of Financial Position as of December 31, 2011	F-58
Statement of Operations for the period from August 30, 2011 to December 31, 2011	F-59
Statement of Changes in Shareholders’ Equity for the Period from August 30, 2011 to December 31, 2011	F-60
Statement of Comprehensive Loss for the Period from August 30, 2011 to December 31, 2011	F-61
Statement of Cash Flows for the Period from August 30, 2011 to December 31, 2011	F-62
Notes to the Financial Statements as of December 31, 2011 and for the Period from August 30, 2011 to December 31, 2011 of QGOG Constellation S.A	F-63

Constellation Overseas Ltd.

Consolidated Financial Statements as of December 31, 2011 and 2010 and for the Three Years Ended December 31, 2011 and Report of Independent Registered Public Accounting Firm
Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Constellation Overseas Ltd.

British Virgin Islands

We have audited the accompanying consolidated statements of financial position of Constellation Overseas Ltd. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Constellation Overseas Ltd. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 20, 2012

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CONSTELLATION OVERSEAS LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AND 2010

(in thousands of U.S. dollars)

	Note	2011	2010

ASSETS

CURRENT ASSETS
Cash and cash equivalents	6	188,885	84,301
Short-term investments	7	138,672	8,544
Restricted cash	8	26,325	29,602
Trade and other receivables	9	57,827	93,300
Inventories	10	69,964	49,465
Recoverable taxes	24.a	1,114	7,839
Receivables from related parties	11	360	629
Derivatives	18	—	1,237
Other current assets		16,388	14,053

		499,535	288,970

NON-CURRENT ASSETS
Receivables from related parties	11	173,585	110,477
Derivatives	18	—	7,416
Other non-current assets		6,944	4,695
Interests in joint ventures	12	22,981	20,507
Property, plant and equipment, net	13	3,992,601	3,220,909

		4,196,111	3,364,004

TOTAL ASSETS		4,695,646	3,652,974

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Loans and financing	15	731,190	769,545
Accrued liabilities	14	722,536	69,646
Payroll and related charges		36,101	20,134
Derivatives	18	30,806	22,189
Trade and other payables		27,883	16,998
Payables to related parties	11	4,278	41,257
Taxes payables	24.b	2,986	1,329
Provisions	16	8,468	39,808
Other current liabilities		19,725	14,486

		1,583,973	995,392

NON-CURRENT LIABILITIES
Loans and financing	15	1,709,332	1,236,804
Payables to related parties	11	130,639	98,411
Derivatives	18	102,904	76,158
Deferred income taxes	24.c	9,415	12,159
Other non-current liabilities		11,711	616

		1,964,001	1,424,148

TOTAL LIABILITIES		3,547,974	2,419,540

SHAREHOLDER’S EQUITY
Capital	19	130,987	130,987
Share premium	19	395,082	395,082
Other reserves		(5,317)	27,670
Retained earnings		653,193	679,695

Equity attributable to the owners of the Company		1,173,945	1,233,434
Non-controlling interest		(26,273)	—

		1,147,672	1,233,434

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,695,646	3,652,974

The accompanying notes are an integral part of these consolidated financial statements.

CONSTELLATION OVERSEAS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars, except for the loss per thousand shares)

	Note	2011	2010	2009

NET OPERATING REVENUE	20	617,495	362,065	172,463

COSTS OF SERVICES	21	(478,497)	(277,906)	(153,257)

GROSS PROFIT		138,998	84,159	19,206

General and administrative expenses	21	(29,769)	(24,699)	(19,962)
Other income	22	707	942	3,407
Other expenses	22	(12,003)	(35,203)	(19,288)

OPERATING PROFIT (LOSS)		97,933	25,199	(16,637)

Financial income	23	3,419	3,564	2,601
Financial cost	23	(121,926)	(79,897)	(34,568)

FINANCIAL COSTS, NET		(118,507)	(76,333)	(31,967)

Share of results of joint ventures	12	1,028	6,195	6,815

LOSS BEFORE TAXES		(19,546)	(44,939)	(41,789)

Taxes	24.d	(5,146)	1,459	946

LOSS FOR THE YEAR		(24,692)	(43,480)	(40,843)

Loss attributed to the owners of Company		(20,881)	(43,480)	(40,843)
Loss attributed to non-controlling interest		(3,811)	—	—

Loss per share
Basic	19	(0.38)	(0.86)	(0.91)
Diluted	19	(0.38)	(0.86)	(0.91)

The accompanying notes are an integral part of these consolidated financial statements.

CONSTELLATION OVERSEAS LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars)

	Note	2011	2010	2009

LOSS FOR THE YEAR		(24,692)	(43,480)	(40,843)

OTHER COMPREHENSIVE INCOME (LOSS)
Cash flow hedge fair value adjustments	18	(49,916)	—	—
Currency translation differences		(5,533)	2,254	21,123

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(80,141)	(41,226)	(19,720)

Loss attributed to the owners of the Company		(53,868)	(41,226)	(19,720)
Loss attributed to non-controlling interest		(26,273)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CONSTELLATION OVERSEAS LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars)

				Other reserves
	Note	Capital	Share premium	Cash flow hedges fair value adjustments	Currency translation differences	Retained earnings	Shareholders’ equity attributable to the owners of the Company	Shareholders’ equity attributable to non-controlling interest	Total of Shareholders equity

BALANCE AS OF JANUARY 1, 2009		105,394	—	—	4,293	753,727	863,414	—	863,414

Loss for the year		—	—	—	—	(40,843)	(40,843)	—	(40,843)
Other comprehensive income for the year		—	—	—	21,123	—	21,123	—	21,123

Total comprehensive loss for the year		—	—	—	21,123	(40,843)	(19,720)	—	(19,720)

Shareholders’ contribution	19	—	—	—	—	19,218	19,218	—	19,218

BALANCE AS OF DECEMBER 31, 2009		105,394	—	—	25,416	732,102	862,912	—	862,912

Loss for the year		—	—	—	—	(43,480)	(43,480)	—	(43,480)
Other comprehensive income for the year		—	—	—	2,254		2,254	—	2,254

Total comprehensive loss for the year		—	—	—	2,254	(43,480)	(41,226)	—	(41,226)

Capital increase as of June 15, 2010 -issuance of 10,869,909 shares	19	25,593	404,407	—	—	—	430,000	—	430,000
Transaction costs on the issuance of shares	19	—	(9,325)	—	—	—	(9,325)	—	(9,325)
Shareholders’ contribution	19	—	—	—	—	28,783	28,783	—	28,783
Distribution to shareholders	19	—	—	—	—	(37,710)	(37,710)	—	(37,710)

BALANCE AS OF DECEMBER 31, 2010		130,987	395,082	—	27,670	679,695	1,233,434	—	1,233,434

Loss for the year		—	—	—	—	(20,881)	(20,881)	(3,811)	(24,692)
Other comprehensive loss for the year		—	—	(27,454)	(5,533)	—	(32,987)	(22,462)	(55,449)

Total comprehensive loss for the year		—	—	(27,454)	(5,533)	(20,881)	(53,868)	(26,273)	(80,141)

Distribution to shareholders	19	—	—	—	—	(5,621)	(5,621)	—	(5,621)

BALANCE AS OF DECEMBER 31, 2011		130,987	395,082	(27,454)	22,137	653,193	1,173,945	(26,273)	1,147,672

The accompanying notes are an integral part of these consolidated financial statements.

CONSTELLATION OVERSEAS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars)

	Note	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year		(24,692)	(43,480)	(40,843)

Adjustments for:
Depreciation of property, plant and equipment	13,21	131,328	90,621	49,480
Gain on disposals of property, plant and equipment	22	(369)	(726)	(1,189)
Share of results of joint ventures	12	(1,028)	(6,195)	(6,815)
Provisions for penalties	16,22	10,796	35,037	17,309
Financial charges on loans and financings	23	60,012	25,865	24,711
Financial expenses (income) from related parties, net	23	15,387	6,102	(169)
Derivative contracts	18.23	40,753	41,215	1,196
Other financial expenses (income), net	23	2,355	3,152	6,229
Taxes	24.d	5,146	(1,459)	(946)

		239,688	150,132	48,963

Changes in working capital:
(Increase)/decrease in short-term investments		(131,763)	27,627	(15,161)
(Increase)/decrease in restricted cash		3,277	(29,602)	—
(Increase)/decrease in trade and other receivables		32,835	(49,851)	(30,748)
(Increase) in inventories		(24,142)	(14,689)	(16,672)
(Increase)/decrease in recoverable taxes		6,550	(1,487)	591
(Increase) in other assets		(5,420)	(8,324)	(3,771)
Increase in payroll and related charges		20,401	4,701	6,843
Increase in trade and other payables		13,479	4,693	10,964
Decrease in payables to related parties		(5,094)	(173)	(361)
Increase (decrease) in taxes payables		1,848	199	(76)
Increase (decrease) in provisions		(42,136)	(12,546)	8
Increase (decrease) in other liabilities		8,347	8,717	(9,872)

Net cash generated by (used in) operating activities		117,870	79,397	(9,292)

CASH FLOWS FROM INVESTING ACTIVITIES

Loans to related parties	11	(48,323)	(103,014)	—
Advances to suppliers relating to equipment under construction	13	—	(212,615)	—
Acquisition of property, plant and equipment		(230,194)	(485,135)	(394,331)
Proceeds from sales of property, plant and equipment	22	707	892	3,168

Net cash used in investing activities		(277,810)	(799,872)	(391,163)

CASH FLOW FROM FINANCING ACTIVITIES

Payments to related parties	11	(11,201)	(6,280)	—
Loans from related parties	11	17,288	95,677	—
Proceeds from loans and financing, net of transactions costs and debt discount	15	1,752,005	608,393	539,981
Interest paid on loans and financing	15	(75,743)	(59,846)	(32,000)
Cash payments on derivative contracts	18	(54,509)	(29,323)	(3,097)
Repayment of principal on loans and financing	15	(1,322,187)	(318,818)	(156,386)
Capital increase	19	—	420,675	—
Contributions from (distributions to) shareholders	19	(43,331)	28,783	19,218

Net cash generated by financing activities		262,322	739,261	367,716

Increase (decrease) in cash and cash equivalents		102,382	18,786	(32,739)

Cash and cash equivalents at beginning of year		84,301	63,074	88,356
Effects of exchange rate changes on the balance of cash held in the foreign currencies		2,202	2,441	7,457

Cash and cash equivalents at end of year	6	188,885	84,301	63,074

The accompanying notes are an integral part of these consolidated financial statements.

CONSTELLATION OVERSEAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(Expressed in thousands of US dollars – US$, unless otherwise stated)

1.	GENERAL INFORMATION

Constellation Overseas Ltd. (“Constellation” or “Company”) was incorporated on April 7, 2006 in the British Virgin Islands and operates under the jurisdiction thereof. The address of the registered office is Vanterpool Plaza, 2nd floor Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

The Company and its subsidiaries (the “Group”) are authorized to: (a) hold interests in other companies; and (b) acquire, charter and operate drilling equipment and ships.

The Company has investments in subsidiaries that charter and operate onshore and offshore drilling rigs for exploration and production companies operating in Brazil. Currently, the Group charters rigs mainly to Petrobras – Petroleo Brasileiro S.A. (“Petrobras”), and also to OGX Marãnhao Petróleo e Gás Ltda. and HRT O&G Exploração e Produção de Petróleo Ltda. (“exploration and production companies”).

The Group’s fleet of assets is currently comprised of:

Assets	Type	Start of operations

QG-I	Onshore drilling rig	1981
QG-II	Onshore drilling rig	1981
QG-III	Onshore drilling rig	1987
QG-IV	Onshore drilling rig	1996
QG-V(1)	Onshore drilling rig	2011
QG-VI	Onshore drilling rig	2008
QG-VII	Onshore drilling rig	2008
QG-VIII(1)	Onshore drilling rig	2011
QG-IX(1)	Onshore drilling rig	2011
Alaskan Star(2)	Offshore drilling rig	1994
Atlantic Star(3)	Offshore drilling rig	1997
Olinda Star (4)	Offshore drilling rig	2009
Gold Star (5)	Offshore drilling rig	2010
Lone Star(1)	Offshore drilling rig	2011
Alpha Star(1)	Offshore drilling rig	2011
Amaralina Star (6)	Drillship	Not completed
Laguna Star (6)	Drillship	Not completed

(1)	The start of charter and operation of drilling rigs in 2011 began in the following months: on April – Lone Star, QG-V, QG-VIII and QG-IX; and on July – Alpha Star.
(2)	From the beginning of July 2010 until the end of November 2010 the Alaskan Star rig was offline for upgrade. Operation and charter restarted in December 2010.

Constellation Overseas Ltd.

(3)	In July 2010, the Atlantic Star rig had an incident with no damage to the structure of the platform or loss of the equipment involved. The rig management was able to take advantage of the resulting interruption to operations to bring forward to October 2010 an upgrade which previously had been scheduled for a later period. The upgrade was concluded in February 2011.
(4)	The start of charter and operation of Olinda Star rig was in August 2009.
(5)	The start of charter and operation of Gold Star rig was in February 2010.
(6)	Amaralina Star and Laguna Star are currently under construction in partnership with Alperton Capital Limited (“Delba”) described in Note 11. Amaralina Star and Laguna Star are expected to start their operations in the last quarter of 2012.

Additionally, in January 2010, the Company entered into a consortium agreement with BWO Offshores do Brasil Ltda. (“BWO”) to operate FPSO Papaterra (P-63) which is owned by Petrobras. The Company has 40% and BWO, the leader of the consortium, holds the remaining 60%. This agreement covers the production start-up period and progressive hand-over of the operation to Petrobras. The FPSO Papaterra is expected to start its operations in the first quarter of 2013. As of December 31, 2011, the Company had not made any investments in this consortium. The Company will account for its interest in the consortium using the equity method of accounting.

As of December 31, 2011, the Company presents negative working capital in the amount of US$1,084,438 (US$706,422 in 2010), mainly as a result of investments made during the last 2 years in onshore and offshore drilling rigs and drillship equipment. The working capital deficiency as of December 31, 2011 is principally related to accrued liabilities in the amount of US$722,536 related to the construction of the Amaralina and Laguna Star drillships (Note 14). The Company’s strategy in relation to this working capital deficiency includes a long-term debt facility which negotiation process commenced in 2011 with the banks and the loan agreements of US$943,863 signed on March 27, 2012 relating to these drillships. This debt facility has a term of up to 6 years. Given the Company’s significant backlog of US$6,922,155 (which includes US$593,080 of bonus performance) relating to existing contracts, Management is also exploring other opportunities to obtain additional long-term financing.

Although the Company has long-term contracts, the operations are indirectly dependent upon conditions in the oil and natural gas industry and, specifically, on the exploration and production expenditures of oil and natural gas companies. The demand for lease and operate contracts for drilling and related services provided to the Group’s customers is influenced by, among other things, oil and natural gas prices, expectations about future prices, the cost of producing and delivering oil and natural gas, government regulations and local and international political and economic conditions.

Capital increase by private equity fund

On June 15, 2010, Constellation entered into a Share Subscription Agreement with CIPEF Constellation Coinvestment Fund, L.P. (Capital 1), and CIPEF V Constellation Holding, L.P. (Capital 2). Under this Agreement, Capital 1 and Capital 2 together subscribed US$430,000, before transaction costs and expenses of US$9,325, for the share capital of Constellation in exchange for a total of 19.54% of its common shares (Note 19) (the “Capital Increase”).

Constellation Overseas Ltd.

Consolidation of Queiroz Galvão Óleo e Gas S.A. (“QGOG”)

In connection with the Capital Increase, the Company agreed to consolidate the oil and gas drilling operations of QGOG. The Company also entered into a Cost Sharing Agreement with QGOG’s parent company, Queiroz Galvão S.A. (“QG S.A.”), which required that Constellation share the costs relating to QGOG’s oil and gas drilling business activities. Prior to the date of this agreement, QGOG had been engaged in two separate businesses, (i) oil and gas exploration and production activities and (ii) oil and gas drilling business activities. These businesses have been managed and financed historically as if they were autonomous and have no more than incidental common facilities and costs. Simultaneously with the execution of this agreement, the oil and gas exploration and production assets were spun-off so that only the oil and gas drilling assets and liabilities remained in QGOG. Constellation and QGOG were under common control for all periods presented. In connection with the Capital Increase, Constellation also assumed an obligation to acquire the share capital of QGOG for US$37,710, representing the book value of the QGOG net assets after the spin-off of the oil and gas drilling assets and liabilities, for which a payable to QG S.A. was recognized on June 15, 2010.

In September 2011, QG S.A. and Constellation (through QGOG Participações S.A., its indirect wholly owned subsidiary), entered into a Share Purchase Agreement, pursuant to which Constellation purchased 49% of the outstanding common shares and 100% of the outstanding preferred shares of QGOG for R$53,154 thousand (US$32,768). In connection with this agreement, Constellation also entered into a call option agreement with QG S.A. to give Constellation the right to purchase the remaining 51% of QGOG’s common shares for R$17,836 thousand (US$10,563). Constellation advanced R$17,835 thousand (US$10,563) of this amount to QG S.A., with R$1 thousand remaining unpaid by Constellation and due upon its exercise of the option. The call option is exercisable at any time in the sole discretion of Constellation. As a result of this call option, the Company effectively controls QGOG.

Because Constellation and QGOG were under common control for all years presented, (i) the operations of the oil drilling business of QGOG have been retroactively consolidated in the Company’s consolidated financial statements and (ii) the payable and amounts paid to QG S.A. have been recognized as reductions in the retained earnings of the Company.

Constellation Overseas Ltd.

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1.	Standards in issue but not yet effective

The Company has not adopted early the following new and revised pronouncements and interpretations that have been issued but are not yet effective:

Pronouncement or interpretation	Description	Application for fiscal years to be started on or after

IFRS 7	Disclosures – Offsetting Financial Assets and Financial Liabilities	January 1, 2012
IFRS 9	Financial Instruments - Classification and Measurement	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IFRS 19	Extinguishing Financial Liabilities with Equity Instruments	January 1, 2011
IAS 12	Deferred Tax: Recovery of Underlying Assets when the asset is measured using the fair value model in IAS 40	January 1, 2012
IAS 24	Related Party Disclosures (as revised in 2009)’	January 1, 2011
IAS 27	Separate Financial Statements (2011)	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures (2011)	January 1, 2013
IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014

The amendments to IFRS 7 modifies the information required when financial assets are transferred in order to promote transparency and to facilitate an analysis of how the risks may affect the entity’s financial situation.

IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. This standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.

IFRS 10 establishes clarifications and new parameters for defining control, as well as the principles for preparing consolidated financial statements that apply to all entities (including special purpose entities or structured entities).

IFRS 11 redefines the concept of joint control, aligning with IFRS 10 and requiring that entities that are part of a joint agreement determine the type of agreement (joint operation or joint business) by evaluating their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint businesses.

IFRS 12 requires certain disclosures that allow for assessing the nature of the stake held in other entities and the risks involved, as well as how these stakes affect the entity’s financial situation, financial performance, and cash flows.

IFRS 13 establishes, in a single standard, a framework for assessing the fair value of assets and liabilities, and incorporates new concepts and clarifications for this assessment. It also requires that the entities disclose certain information on the assessment of the fair value of their assets and liabilities.

Constellation Overseas Ltd.

IAS 24 Related Party Disclosures (as revised in 2009) modifies the definition of a related party and simplifies disclosures for government-related entities. The disclosure exemptions introduced in IAS 24 (as revised in 2009) do not affect the Company’s because it is not a government-related entity. However, disclosures regarding related party transactions and balances in these financial statements may be affected when the revised version of the Standard is applied in future accounting periods because some counterparties that did not previously meet the definition of a related party may come within the scope of the Standard. The Company management has not identified any such related parties transaction.

IAS 27 is amended for confirming changes based on the issuance of IFRS 10. The IAS 27 revised in 2011 refers only to separate financial statements.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

The amendments to IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off, the application of simultaneous realization and settlement, the offsetting of collateral amounts, the unit of account for applying the offsetting requirements.

IFRIC 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments for the creditor. The interpretation is to be applied retrospectively from the earliest comparative period presented and is effective for annual periods beginning on or after January 1, 2011, although earlier application is permitted.

Company’s management is still assessing the impact of these pronouncements and interpretations on its consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements are described below. These policies have been applied consistently for all reporting periods.

3.1	Statements of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

3.2	Basis of preparation and consolidation

The consolidated financial statements incorporate the operations of the Company and entities controlled by the Company, and, as described in Note 1, the oil drilling operations of QGOG since the Company and QGOG were under common control for all years presented. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Constellation Overseas Ltd.

All intra-group transactions, balances, income and expenses are eliminated in consolidation.

For purposes of the retrospectively consolidating the oil drilling business of QGOG, the following assets, liabilities, revenue, expenses and cash flows were carved-out from QGOG’s historical financial statements for periods prior to the restructuring of QGOG as described in Note 1.

a)	Assets consisting mainly of trade receivables, inventories, and property, plant and equipment;

b)	Liabilities consisting mainly of trade and salaries payable;

c)	Net operating revenue relating to the onshore drilling rigs services agreements with Petrobras;

d)	Costs of services relating to staff, materials and maintenance;

e)	Operating expenses that are recorded and controlled in specific cost centers in QGOG’s historical accounting records; and

f)	Cash flows consisting of specifically identified transactions based on the historical accounting records.

3.3	Functional currency

The financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the respective entity operates (the “functional currency”). The functional currency of Constellation and the majority of its subsidiaries is the U.S. Dollar since majority of the revenues and costs, debt and capital expenditures are denominated in this currency. The consolidated financial statements are presented in U.S. Dollars, which is the presentation currency of the Company.

The Company has determined that the Brazilian real is the functional currency of QGOG, QGOG Participações, Tarsus and Manisa, since these Company’s operations are located in Brazil and the majority of the operations are denominated in the Brazilian real. Consequently, in preparing these consolidated financial statements, Management has translated the financial statements of these companies into US Dollars as follows:

•	The assets and liabilities for each balance sheet presented are translated at the closing rate on the respective balance sheet date;

•

Income and expenses for each statement of operations are translated at exchange rates at the dates of the transactions; for this purpose, average monthly exchange rates are used as they approximate the exchange rates in force on the transaction dates; and

•	Shareholders’ equity accounts are translated using historical exchange rates.

All resulting exchange differences on currency translation differences are recognized as a separate component of other comprehensive income.

Constellation Overseas Ltd.

In preparing the financial statements, transactions in currencies other than the respective entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary and non-monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Currency translation differences of monetary items are recognized in profit or loss in the period in which they arise.

3.4	Reportable segments

Management has concluded that the Company operates in a single segment, the oil and gas drilling services segment. The Company operates in one geographical area, Brazil. Additionally, net revenue is mainly from transactions with one customer, Petrobras.

3.5	Current and noncurrent assets and liabilities

Current and noncurrent assets and liabilities are stated at realizable value and settlement amounts, respectively, and include inflation adjustments or exchange rate changes, and income earned and charges incurred, when applicable, recognized on a pro rata basis through the balance sheet date.

3.6	Inventories

Inventories refer basically to materials to be used in the operations of the rigs and are recorded at the lower of cost and net realizable value. Costs of inventories are determined using average cost.

3.7	Property, plant and equipment (“PP&E”)

All property, plant and equipment is carried at cost less accumulated depreciation. Property, plant and equipment consist primarily of offshore and onshore drilling rigs and related equipment.

The equipment under construction is constructed by a third party shipyard and the related cost is recognized as PP&E cost, in accordance with the actual construction costs. A provision for corresponding unbilled costs from the shipyard and suppliers is recorded as an accrued liability.

Borrowing costs are capitalized on equipment under construction.

Repair and maintenance costs related to periodic overhauls of drilling units are capitalized, when the economic benefits associate with the item inflow to the Group and the cost can be measured reliable. These costs are depreciated over the period extending to the next overhaul. Related costs are comprised mainly of shipyard costs and the costs of employees directly involved in the related project. All other repairs and maintenance are charged to the statement of operations during the financial period in which they are incurred.

Constellation Overseas Ltd.

The carrying values of these assets are based on estimates, assumptions and judgments relating to capitalized costs, useful lives and residual values of the rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. The Group computes depreciation using the straight-line method, taking into account the respective residual values of the related assets. When significant parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment. At the end of each year, the Company reviews the estimated useful lives and residual values of the property, plant and equipment.

The Company charters its rigs to its clients in connection with charter services contracts. These charter are accounted for as operating leases pursuant to IAS 17 since the agreements: (i) do not transfer ownership of the asset to the lessee at the end of the lease term; (ii) the lessee does not have the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value of the related asset; (iii) the lease term is not for the major part of the economic life of the asset; (iv) at the inception of the lease the present value of the minimum lease payments do not amount to at least substantially all of the fair value of the leased asset; and, (v) the leased assets are not of such a specialized nature that only the current lessee can use them without major modifications. Additionally, the risks and benefits of the drilling rigs remain with the Company which is the legal owner of the rigs.

3.8	Impairment of long-lived assets

Assets that are subject to depreciation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than have been impaired are reviewed for possible reversal of the impairment at each balance sheet date.

Recoverable amounts are determined based on discounted cash flows calculations. These calculations require the use of estimates.

No impairment losses on long-lived assets have been recognized by the Company for the year presented.

3.9	Cash and cash equivalents

Consists primarily of cash balances and cash investments measured at fair value through profit and loss. These cash investments have original maturities of three months or less with immediate liquidity, and are subject to an insignificant risk of changes in value.

Constellation Overseas Ltd.

3.10	Short-term investments

Consists primarily of short-term investments classified at fair value through profit and loss. These investments have maturities of more than three months, or with no fixed time for redemption.

3.11	Investments in joint ventures

For investments in joint ventures, the Company applies the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income (loss) of these joint ventures. When the Group’s share of losses of a joint ventures exceeds the Group’s interest in that joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures.

The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s joint ventures. When necessary, the entire carrying amount of the joint ventures is tested for impairment in accordance with IAS 36 Impairment of Assets, as a single asset by comparing its recoverable amount (higher of value in use, measured by the discounted cash flow, and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the joint ventures. The reversal of an impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the joint ventures subsequently increases, other than where that impairment loss relates to goodwill. No impairment losses have been recognized on the Company’s investments in joint ventures.

When a Group entity transacts with a joint ventures, profit and losses resulting from the transactions with the joint ventures are recognized in the Group’s consolidated financial statements only to the extent of interests in the joint ventures that are not related to the Group.

3.12	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Contingent risks assessed as “possible loss” are disclosed by Management but not recorded in a specific account.

Constellation Overseas Ltd.

3.13	Revenue recognition

The charter and operation revenues are recognized when the respective services are rendered based on the contracted day rates and the number of operating days during the period. The Company may also earn revenues for the preparation and mobilization of equipment and personnel. Upon completion of drilling contracts, any demobilization fees received are reported in income.

Revenue is shown net of the related sales taxes after eliminating intercompany sales.

3.14	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.15	Current and deferred income tax and social contribution in the period

The provision for income tax and social contribution is based on taxable profit for the year. The taxable profit differs from profit in the income statement because it excludes revenues or expenses taxable or deductible in other years, and excludes non-taxable or non-deductible items. The provision for income tax and social contribution is calculated for each company of the Group based on the rates prevailing at year end according to the respective tax law in each jurisdiction.

Deferred taxes are recognized for temporary differences and tax loss carryforwards, when applicable. Deferred income tax and social contribution are recognized up to the amounts for which recovery is considered as probable.

3.16	Financial instruments

Financial assets and liabilities

The financial assets and liabilities are initially recognized at their fair value plus the costs directly attributable to their purchase or issue. Subsequent to initial recognition, the financial non-derivative assets and liabilities are measured as of each balance sheet date according to their classification, which is defined upon initial recognition based on the purposes for which they were acquired or issued, as described below:

i.	Financial assets measured at fair value through profit or loss: these include financial assets acquired for sale (acquired primarily to be sold in the short term or settled against to loan or financing), or designated upon initial recognition at fair value through profit and loss. Interest, monetary and exchange variation and variations arising from fair value measurement, are recognized in profit or loss as financial revenues or expenses, when incurred. For the years presented, the Group has cash equivalents, short-term investments and restricted cash in this category.

Constellation Overseas Ltd.

ii.	Financial assets held to maturity: these include non-derivative financial instruments with fixed or determinable payments with defined maturities, for which the Group have the intention and capacity to hold to maturity. After the initial recognition, they are measured at the amortized cost based on the effective interest rate method less losses in recoverable value, when applicable, and the variations are recognized in profit or loss as financial revenues or expenses, when incurred. The Group has no financial assets in this category.

iii.	Loans and receivable: these include non-derivative financial assets with fixed or determinable payments that are not quoted on an active market which, after initial recognition are measured based on their amortized cost under the effective interest rate method. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. For the years presented, the Group has bank deposits, trade receivables, receivables from related parties and other assets in this category.

iv.	Available for sale: these include non-derivative financial assets that do not match the above categories, measured at their fair value. After initial recognition, available for sale financial assets are measured at fair value, with gains or losses recognized in other comprehensive income in the shareholder’s equity until the investment is sold and the cumulative gain or loss previously reported in profit or loss. The Group has no financial assets in this category.

Financial liabilities are classified according to the following categories based on the nature of the financial instruments contracted or issued:

i.	Financial liabilities measured at fair value through profit and loss: these include financial liabilities normally traded prior to maturity, liabilities designated upon initial recognition at fair value, except those designated as hedge instruments. They are remarked to fair value at each balance sheet date. The interest, monetary and exchange variations and variations resulting from the fair value, when applicable, are recognized in profit or loss, when incurred. The Group has no financial liabilities in this category.

ii.	Financial liabilities not measured at fair value: non-derivative financial liabilities that are not normally traded prior to maturity. After initial recognition they are measured on the amortized cost based on the effective interest rate method. The interest, monetary and exchange variation, when applicable, are recognized in profit or loss when incurred. The Group has loans and financings, trade accounts payable, payables to related parties and other liabilities, which are classified in this category.

Constellation Overseas Ltd.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected. The Company has not recognized impairment losses on financial assets.

Derivative financial instruments

The Group enters into derivative financial instruments, including interest rate swaps, to manage its exposure to interest rate risk. These derivatives are measured at fair value at inception and at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group had no derivatives financial instruments designated for hedge accounting as of December 31, 2010 and 2009.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Further details on derivative financial instruments are disclosed in Note 18.

Hedge accounting

The Group designates certain derivative instruments used to protect against interest risks as cash flow hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive loss. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘other gains and losses line item.

Constellation Overseas Ltd.

Amounts previously recognized in other comprehensive loss and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the consolidated statement of operations as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive loss and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non- financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive loss and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. Financial liabilities are derecognized when the associated obligation has been discharged, cancelled or has expired.

4.	CRITICAL ACCOUNTING ESTIMATES

In applying the accounting policies described in Note 3, management must judge and develop estimates for the carrying values of assets and liabilities which are not easily obtainable from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. Future results could differ from those estimates.

The estimates and underlying assumptions are reviewed continuously. The effects of revisions to accounting estimates are recognized prospectively.

Management has concluded that the most significant judgments and estimates considered during the preparation of these financial statements are the following:

4.1.	Measurement of financial instruments

The Company uses valuation techniques that include the use of inputs that are or not based on observable market data to estimate the fair values of certain types of financial instruments. Note 25 contain details of the main assumptions used to measure the fair values of financial instruments.

Management believes that the selected valuation techniques and the assumptions used are appropriate to measure the fair values of financial instruments.

Constellation Overseas Ltd.

4.2.	Provisions for claims and other obligations

Claims against the Company, including uncertainty claims, are recognized as a liability and/or are disclosed in the footnotes, unless the likelihood of loss is considered to be remote. A provision for claims and other obligations is recorded when the loss is probable and the amount can be reliably estimated. Claims and other similar obligations will be settled when one or more future events occur. Normally, the occurrence of these events is not within control of the Company and therefore, the assessment of these liabilities, is subject to varying degrees of legal uncertainty and interpretation, and requires significant estimates and judgments to be made by Management. Claims and obligations are described in Notes 3.12 and 16 and 17.

4.3.	Useful lives of Property, Plant and Equipment

The carrying values of Property, Plant and Equipment assets are based on estimates, assumptions and judgments related to capitalized costs and useful lives of the rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. The Group calculates depreciation using the straight-line method.

A described in Note 3.7, at the end of each year, the Group reviews the estimated useful lives of property, plant and equipment and no significant changes on the consolidated financial statements were identified.

4.4.	Impairment of Long Lived Assets

Determining whether property, plant, and equipment is impaired requires an estimation of the value in use of the related asset or cash-generating unit. The value in used calculation requires the Company to estimate the future cash flows expected to arise from the related asset or cash-generating unit and the related discount rate in order calculate the present value. No impairment losses on long-lived assets have been recognized by the Company.

4.5.	Outcome of contract negotiations

In the normal course of business the Company engages in contracts with third parties which convey contractual obligations upon the Company. In the event of a contractual dispute, management is required to exercise judgment in considering uncertainty in the outcome of negotiations, which may have a material impact on the assets and liabilities of the Group. Such circumstances are discussed in Note 16.

Constellation Overseas Ltd.

5.	CONSOLIDATED ENTITIES AND INTERESTS IN JOINT VENTURES

Consolidated entities

The consolidated financial statements include the accounts of Constellation Overseas Ltd. and its direct and indirect participation in subsidiaries, as follows:

		Shareholding %
		December 31,
		2011		2010		2009
Consolidated entities	Location	Direct	Indirect	Direct	Indirect	Direct	Indirect

Alaskan Star Ltd. (“Alaskan”)	British Virgin Islands	—	100.00	100.00	—	100.00	—
Alpha Star Equities Ltd. (“Alpha”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Amaralina Star Ltd. (“Amaralina”)	British Virgin Islands	55.00	—	55.00	—	—	—
Arazi S.á.r.l (“Arazi”)	Luxembourg	100.00	—	—	—	—	—
Becrux B.V. (“Becrux”)	British Virgin Islands	—	100.00	—	100.00	—	100.00
Belcher Group Inc. (“Belcher”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Bonvie Investments Inc (“Bonvie”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Centaurus S.A.R.L. (“Centaurus”)	Luxembourg	100.00	—	100.00	—	100.00	—
Constellation Services Ltd. (“Constellation Serv.”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Dorgaly Technologies Inc. (“Dorgaly”)	British Virgin Islands	100.00	—	100.00	—	—	—
Eiffel Ridge Group C.V. (“Eiffel”)*	Netherlands	—	23.75	—	23.75	—	23.75
Gold Star Equities Ltd. (“Gold”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Hopelake Services Ltd. (“Hopelake”)	British Virgin Islands	100.00	—	—	—	—	—
Keam Holdings C.V. (“Keam”)	Netherlands	100.00	—	100.00	—	100.00	—
Laguna Star Ltd. (“Laguna”)	British Virgin Islands	55.00	—	55.00	—	—	—
Lancaster Projects Corp. (“Lancaster”)	British Virgin Islands	100.00	—	100.00	—	—	—
London Tower International Drilling C.V. (“London”)	Netherlands	100.00	—	100.00	—	100.00	—
Lone Star Offshore Ltd. (“Lone”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Manisa Serviços de Petroleo Ltda. (“Manisa”)	Brazil	—	55.00	—	55.00	—	—
Melbhouse Park Ltd. (“Melbhouse”)	British Virgin Islands	100.00	—	100.00	—	—	—
Mimosa Finance B.V. (“Mimosa BV”)*	Netherlands	—	23.75	—	23.75	—	23.75
New Canyon City Inc. (“New Canyon”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Olinda Star Ltd. (“Olinda”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Palase C.V. (“Palase”)	Netherlands	—	55.00	—	55.00	—	—
Podocarpus C.V. (“Podocarpus”)	Netherlands	—	55.00	—	55.00	—	—
Positive Investments C.V. (“Positive”)	Netherlands	100.00	—	100.00	—	100.00	—
QGOG Atlantic / Alaskan Rigs Ltd	British Virgin Islands	—	100.00	—	—	—	—
QGOG Participacões S.A. (former Rio Arade S.A.)	Brazil	100.00	—	100.00	—		—
Queiroz Galvão Óleo e Gas (“QGOG”)**	Brazil		74.50				—
Snover International Inc. (“Snover”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Star International Drilling Ltd. (“Star”)	Grand Cayman Island	—	100.00	100.00	—	100.00	—
Tarsus Serviços de Petroleo Ltda (“Tarsus”)	Brazil	—	55.00	—	55.00	—	—

(*)	These entities are part of project finance structure under which the Company is the primary beneficiary for accounting purposes and has the power to govern the financial and operating policies these entities. The shareholder which holds the remaining interest in these structures is a syndicate of banks led by ING Bank B.V. According to the economic substance of the financing and shareholders’ agreements, the Group consolidates 100% of Mimosa BV and Eiffel in its consolidated financial statements and the non-controlling interests in these companies are recognized as a liability in accordance with SIC-12 “Consolidation – Special Purpose Entities”.
(**)	As described in Notes 1 and 3.2, the oil and gas drilling operations of QGOG have been consolidated by Constellation in these consolidated financial statements for all years presented.

Investments in joint ventures

The consolidated financial statements also include investments in joint ventures, as follows:

		Shareholding %
		December 31,
		2011		2010		2009
Entities	Location	Direct	Indirect	Direct	Indirect	Direct	Indirect

FPSO Capixaba Venture S.A. (“Capixaba”)	Switzerland	—	20.0	—	20.0	—	20.0
SBM Espírito do Mar Inc. (“Espírito do Mar”)	Switzerland	—	20.0	—	20.0	—	20.0
JVH Tupi Nordeste Ltd. (“JVH Tupi”) (*)	Bermuda	—	20.0	—	—	—	—
JVC Tupi Nordeste Ltd. (“JVC Tupi”) (*)	Bermuda	—	20.0	—	—	—	—
JVO Tupi Nordeste Ltd. (“JVO Tupi”) (*)	Brazil	—	20.0	—	—	—	—

Constellation Overseas Ltd.

(*)	These entities (refers to “FPSO Cidade Paraty”) are in the construction phase and the shareholders’ agreement has been signed between the subsidiary Lancaster, SBM Holding Inc (“SBM”), NYK and ITOCHU, creating JVH Tupi, JVO Tupi and JVC Tupi, in which Lancaster has an interest of 20% in these companies. At December 31, 2011, the Company had made advances to these entities that were recorded as intercompany loans relating to the construction of the FPSO Cidade de Paraty.

The investments in joint ventures are accounted for using the equity method. Other relevant information about interests in joint ventures is described in Note 12.

6.	CASH AND CASH EQUIVALENTS

	December 31,
	2011	2010
Cash and bank deposits	5,187	42,039
Cash equivalents	183,698	42,262

Total	188,885	84,301

Cash equivalents represent time deposits with original maturities of less than 90 days. These investments are highly liquid and convertible into known amounts of cash, and are subject to insignificant risk of changes in value.

The amounts of cash equivalents are presented below:

		Average interest rate	December 31,
Cash equivalents	Financial Institution	(per annum)	2011	2010

Time deposits	Itau BBA Nassau	0.39%	73,544	42,262
Time deposits	Bradesco S.A. Grand Cayman	1.39%	110,154	—

Total			183,698	42,262

7.	SHORT-TERM INVESTMENTS

	December 31,
	2011	2010
Time deposits	125,038	8,544
Bank deposits certificates	7,498	—
Repurchase agreements (*)	6,136	—

Total	138,672	8,544

(*)	Repurchase agreements are contracts in which the bank has the commitment to repurchase the asset back from the Company within a specified time limit.

Constellation Overseas Ltd.

		Average interest rate	December 31,
Short-term investments	Financial Institution	(per annum)	2011	2010

Time deposits	Deutsche Bank	0.40%	24,074	—
Time deposits	Bradesco S.A. Grand Cayman	2.20%	35,000	6,927
Time deposits	Itau BBA Nassau	2.52%	7,000	1,617
Time deposits	ING Bank	0.29%	35,876	—
Time deposits	Citibank	0.13%	23,088	—
Bank deposit certificates	Bradesco S.A.	100% of CDI*	2,142	—
Bank deposit certificates	Banco do Nordeste -BNB	101% of CDI*	5,356	—
Repurchase agreements	Bradesco S.A.	101.5% of CDI*	6,136	—

Total			138,672	8,544

(*)	CDI - Interbank deposit certificate

8.	RESTRICTED CASH

	December 31,
	2011	2010
Cash and bank deposits	—	29,602
Time deposits	26,325	—

Total	26,325	29,602

Under certain of the Group’s project finance arrangements, surplus cash from operations (after operating expenditures and servicing or payment of debt) is held in designated reserve accounts, up to a level determined in relation to future debt servicing requirements on that financing arrangement.

Cash in these accounts may be only used for operating expenditure on the related rig or for servicing or payment of debt. Cash generated from operations in excess of the required amount of the reserve account is free from restrictions on use and is presented as cash and cash equivalents or short-term investments.

These accounts refer to the financing agreements related to the construction of Lone Star, Gold Star and Olinda Star drilling rigs, as mentioned in Note 15, with original maturity less than one year.

The amounts in these accounts are presented below:

Restricted cash	Financial Institution	Average interest rate (per annum)	December 31, 2011
Time deposits	ING Bank	0.38%	26,325

Total			26,325

Constellation Overseas Ltd.

9.	TRADE AND OTHER RECEIVABLES

	December 31,
	2011	2010

Trade receivables	57,747	87,752
Other receivables	80	5,548

Total trade and other receivables	57,827	93,300

Trade receivables principally relate to receivables from Petrobras for charter and services relating to offshore and onshore drilling rigs used in exploration of oil and natural gas in Brazil. Historically, there have been no defaults on receivables or delays in collections and consequently, the Company has not recorded an allowance for doubtful accounts for the years presented. The average collection period is approximately 30 days. See credit risks in Note 25.

10.	INVENTORIES

Inventories refer basically to materials to be used in the operations of the rigs. The amounts recognized in statement of operations are accounted as costs of services in the account “Materials” as disclosed in Note 21.

Constellation Overseas Ltd.

11.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries that are part of the Group were eliminated on the consolidation and are not presented in the note below.

The consolidated intercompany balances as of December 31, 2011 and 2010 and the intercompany transactions for the three years ended December 31, 2011 are as follows:

	2011			2010			2009
	Assets	Liabilities	Income / (Expenses)	Assets	Liabilities	Income / (Expenses)	Income
Delba (a)	130,639	130,639	—	98,411	98,411	—	—
FPSO Cidade de Paraty (b)	34,310	—	—	7,337	—	—	—
FPSO Cidade de Ilhabela (b)	4,062	—	—	—	—	—	—
QG S.A. (c)	—	4,208	(14,978)	—	41,178	(6,280)	—
Queiroz Galvão Exploração e Petroleo S.A. (QGEP) (f)	44	—	465	365	—	789	—
Manati S.A. (Manati) (f)	316	—	1,248	264	—	3,933	4,714
FPSO Capixaba (d)	869	—	3	866	—	7	12
Espírito do Mar (e)	3,567	—	188	3,379	—	178	169
Others	138	70	420	484	79	—	—

Total	173,945	134,917	(12,654)	111,106	139,668	(1,373)	4,895

Total current	360	4,278	—	629	41,257	—	—
Total noncurrent	173,585	130,639	—	110,477	98,411	—	—

Constellation Overseas Ltd.

(a)	In 2010, Constellation and Delba signed shareholders and loan agreements in order to construct, charter and operate two drillships for Petrobras, the Amaralina Star (“Amaralina”) and the Laguna Star (“Laguna”), through Constellation’s 55% interest in each of Amaralina Star Ltd (“Amaralina” – former Bulzow Capital Inc.) and Laguna Star Ltd (“Laguna” – former Guildford Projects Corp.), the remaining 45% of the shares of these companies being held by Delba.

Under the agreements, Constellation has committed to finance Delba’s 45% share of expenditures on these projects through the date of acceptance of the drillships by Petrobras, where such expenditures are not funded by Project Finance or by the Charterer. The date of acceptance is expected to occur in the last quarter of 2012.

The outstanding principal on the loans receivable bears interest at 12% per annum, compounded annually, up to the sixth anniversary of the sub-charter contract with Petrobras. Thereafter, the loans receivable will bear interest at 13% per annum, compounded. Repayment of interest and principal is scheduled to occur quarterly as from the first quarter end following the Date of Acceptance of the drillships by Petrobras, with the principal being repayable in equal quarterly installments over the six year term of the Petrobras charter contract, starting from the Date of Acceptance. The payables to Delba relate to intercompany loans to Amaralina and Laguna for the same amounts, terms and conditions.

The amounts of the loans receivable from Delba are secured by:

•	A pledge of Delba’s 45% of shares in Amaralina and Laguna.

•	An assignment of dividends payable to Delba by Amaralina and Laguna;

•	An assignment of amounts payable to Delba by Amaralina and Laguna.

Any cash available in Amaralina and Laguna for payment of dividends will be used to repay the intercompany loans to Delba. Amaralina and Laguna may not pay any dividends or other payables to Delba, until the intercompany loans are paid in full. The intercompany loans may be extended in the event that the term of the charter contract with Petrobras is extended. In this case, the new maturity date will be the end date of the extended contract.

Non-compliance with the contracts between Delba and Constellation could result in penalties to either Company. Through December 31, 2011, the Group is in compliance with the requirements of the respective contracts.

(b)	The Group has entered into a letter of intent with potential partners to construct, charter and operate FPSOs for Petrobras. The bid contracts for the FPSO are held by one of the proposed partners, SBM, and will be transferred to project companies in which the Group has a 20.0% shareholding related to Project Cidade de Paraty and will have 12.75% related to Project Ilhabela. These projects are dependent on finalization of the shareholders’ agreements between the partners or/and on the approval by Petrobras of the transfer of the bid contract. Loans receivables at December 31, 2011, in the amount of US$34,310 and US$4,062 refer to milestones payments made by Constellation in proportion with its participation in the Project Cidade de Paraty and Project Ilhabela, respectively. In the event that the projects are not approved, the Group will recover its current investment in cash from the current owner of the bid contract.

On December 31, 2011, the Group’s main capital commitments for the conclusion of the construction of the FPSO Cidade Paraty and FPSO Ilhabela, are in the amount of US$102 million and US$183 million, respectively, corresponding to the percentage of interest in these investees.

(c)	In 2011, the amount of US$4,208 refers mainly to the fee charged by QG S.A., entity under common control with the Company, for being guarantor of part of Constellation’s loans and financings. In 2010, liabilities also include US$37,710 that refers to the amount payable by the Company in relation to QGOG in connection with the Shareholders’ contribution described in Note 19.
(d)	Loans bearing interest at LIBOR plus 0.5% per annum with maturity at the end of the charter contract period between Espírito do Mar and Petrobras (2022). Bank guarantees is provided by SBM.
(e)	The loan to Espírito do Mar reflects an effective interest rate of 5.56% with a maturity at the end of the charter contract period between SBM Espírito do Mar Inc. and Petrobras (2022). Bank guarantees are provided by SBM.

Constellation Overseas Ltd.

(f)	On June 1, 2010, QGOG, Manati and QGEP entered into an agreement pursuant to which they agreed to share infrastructure and costs of certain administrative activities.

Key management personnel remuneration is presented below:

	2011	2010	2009

Key management personnel compensation	9,539	6,829	3,906

All key management personnel compensation refers to short-term benefits.

The cash compensation for each member of senior management is principally comprised of base salary and bonus. The compensation that is paid to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements, and the individual’s anticipated contribution to the Company and Company’s growth. Members of our senior management team are also eligible to participate in our retirement savings plans, described below under Pension Plan as described in Note 27.

12.	INVESTMENTS IN JOINT VENTURES

	December 31,
	2011		2010		2009
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.

Number of shares	100	100	100	100	100	100
Indirect interest	20%	20%	20%	20%	20%	20%
Authorized share capital	82	88	82	88
Current assets	3,822	30,339	12,443	32,855
Noncurrent assets	6,333	356,560	6,302	389,102
Current liabilities	13,906	46,586	7,692	37,477
Noncurrent liabilities	3,475	225,407	4,312	288,681
Net revenue	16,160	54,186	11,896	57,231	15,392	67,549
Costs and expenses	(30,128)	(35,078)	(9,557)	(34,829)	(14,784)	(34,082)
Other income	—	—	6,234	—	—	—
Shareholder’s equity (deficit)	(7,226)	114,906	6,741	95,799	(1,832)	73,397
Net income (loss)	(13,968)	19,108	8,573	22,402	608	33,467

Constellation Overseas Ltd.

Changes in interest in joint ventures

	December 31,
	2011			2010			2009
	FPSO Capixaba Venture S.A. (*)	SBM Espírito do Mar Inc.	Total	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	Total	FPSO Capixaba Venture S.A. (*)	SBM Espírito do Mar Inc.	Total

Opening balance	1,348	19,159	20,507	(367)	14,679	14,312	(489)	7,986	7,497
Share of results of joint ventures	(2,794)	3,822	1,028	1,715	4,480	6,195	122	6,693	6,815

Closing balance	(1,446)	22,981	21,535	1,348	19,159	20,507	(367)	14,679	14,312

Assets (Interests in joint ventures)	—	22,981	22,981	1,348	19,159	20,507
Liabilities (Accumulated deficit in joint ventures) (*)	(1,446)	—	(1,446)	—	—	—

(*)	The liability to fund deficit in FPSO Capixaba Venture S.A. is recognized in “Other noncurrent liabilities”.

The main activities of the Company’s investments in joint ventures are as follows:

•

Capixaba’s core business is to support operations for contracts in the offshore oil and gas industry. Since March 16, 2007, this company is a shareholder of a Brazilian company which operates the “FPSO Capixaba” unit which is currently located off the Brazilian coast and is chartered to Petrobras.

•

Espírito do Mar’s main activity is to act as an FPSO Owner in support of charter contracts in the offshore oil and gas industry. It is the owner of FPSO Capixaba, which operates off the Brazilian coast and is leased to Petrobras until 2022. The upgrade of FPSO Capixaba was concluded in February 2010.

Constellation Overseas Ltd.

13.	PROPERTY, PLANT AND EQUIPMENT

		Equipment in operation
	Equipment under construction	Alaskan Star Rig	Atlantic Star Rig	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Onshore drilling rigs	Corporate	Total
Cost
Balance on January 1, 2009	1,445,069	307,000	302,704	—	—	—	—	93,789	18,096	2,166,658
Additions	604,817	23	—	—	—	—	6,289	6,378	1,353	618,860
Disposals	—	—	—	—	—	—	—	(789)	(1,552)	(2,341)
Transfers	(517,281)	—	—	—	—	—	517,281	(296)	296	—
Currency translation differences	—	—	—	—	—	—	—	20,469	2,628	23,097

Balance on December, 31, 2009	1,532,605	307,023	302,704	—	—	—	523,570	119,551	20,821	2,806,274
Additions	289,235	67,048	17,261	—	7,341	—	4,388	7,967	2,991	396,231
Advance to supplier	212,615	—	—	—	—	—	—	—	—	212,615
Disposals	—	(53)	—	—	(8)	—	(43)	(410)	(411)	(925)
Transfers	(522,795)	—	—	—	522,795	—	—	(79)	79	—
Currency translation differences	—	—	—	—	—	—	—	4,182	528	4,710

Balance on December, 31, 2010	1,511,660	374,018	319,965	—	530,128	—	527,915	131,211	24,008	3,418,905
Additions	836,171	4,690	23,903	—	6,573	—	3,222	29,068	6,327	909,954
Disposals	—	—	(9,300)	—	—	—	—	(50)	(394)	(9,744)
Transfers	(1,380,985)	—	—	718,636	—	639,844	—	22,106	399	—
Currency translation differences	—	—	—	—	—	—	—	(11,498)	(829)	(12,327)

Balance on December 31, 2011	966,846	378,708	334,568	718,636	536,701	639,844	531,137	170,837	29,511	4,306,788

Constellation Overseas Ltd.

		Equipment in operation
	Equipment under construction	Alaskan Star Rig	Atlantic Star Rig	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Onshore drilling rigs	Corporate	Total
Accumulated depreciation
Balance on January 1, 2009	—	(2,558)	(15,056)	—	—	—	—	(20,741)	(10,307)	(48,662)
Depreciation	—	(15,350)	(15,135)	—	—	—	(10,519)	(7,112)	(1,364)	(49,480)
Disposals	—	—	—	—	—	—	—	37	325	362
Transfers	—	—	—	—	—	—	—	—	—	—
Currency translation differences	—	—	—	—	—	—	—	(7,579)	(774)	(8,353)

Balance on December 31, 2009	—	(17,908)	(30,191)	—	—	—	(10,519)	(35,395)	(12,120)	(106,133)
Depreciation	—	(15,799)	(15,147)	—	(23,949)	—	(26,043)	(8,502)	(1,181)	(90,621)
Disposals	—	—	—	—		—	—	387	372	759
Transfers	—	—	—	—		—	—	—	—	—
Currency translation differences	—	—	—	—	—	—	—	(1,832)	(169)	(2,001)

Balance on December 31, 2010	—	(33,707)	(45,338)	—	(23,949)	—	(36,562)	(45,342)	(13,098)	(197,996)
Depreciation	—	(17,075)	(15,682)	(16,271)	(21,808)	(24,894)	(22,457)	(11,082)	(2,059)	(131,328)
Disposals	—	—	9,091	—	—	—		14	301	9,406
Transfers	—	—	—	—	—	—		—	—	—
Currency translation differences	—	—	—	—	—	—	—	5,390	341	5,731

Balance on December 31, 2011	—	(50,782)	(51,929)	(16,271)	(45,757)	(24,894)	(59,019)	(51,020)	(14,515)	(314,187)

Property, plant and equipment, net	—	—	—	—	—	—	—	—	—	—

December 31, 2010	1,511,660	340,311	274,627	—	506,179	—	491,353	85,869	10,910	3,220,909
December 31, 2011	966,846	327,926	282,639	702,365	490,944	614,950	472,118	119,817	14,996	3,992,601
Average useful life (years)	—	22	21	22	21	22	24	17	15	—

Constellation Overseas Ltd.

Borrowing costs capitalized in property, plant and equipment for the year ended December 31, 2011 was US$27,942 (US$21,516 in 2010 and US$170,245 in 2009).

Borrowing costs are capitalized using the effective interest rates of each financing agreement described in Note 15.

The Group’s assets which are pledged as security for financing are also described in Note 15.

On December 31, 2011, the Group’s capital commitments related to the conclusion of the construction of the drillships Amaralina and Laguna, is in the amount remaining of US$234 million.

14.	ACCRUED LIABILITIES

As described in Note 3.7 and 4.6, equipment under construction is recorded based the amounts incurred on of the respective project based on information provided by the shipyards and suppliers. The related costs are recognized in property, plant and equipment, and the respective amounts of the unbilled costs are recognized as accrued liabilities account, as follows:

	December 31,
	2011	2010
Equipment under construction:
Alpha Star Rig	—	69,646
Amaralina Star	379,693	—
Laguna Star	342,843	—

Total	722,536	69,646

Constellation Overseas Ltd.

15.	LOANS AND FINANCINGS

Financial institution	Funding type	Objective	Funding period	Maturity	Contractual interest rate	Effective interest rate	Currency	2011	2010
Bradesco	Loan	Working capital	During 2009, 2010 and 2011	Within 1 year	2.03%p.a. to 3.94%p.a	2.73%p.a.	US dollars	283,683	174,269
Banco do Brasil	Loan	Working capital	During 2011	Within 1 year	1.48%p.a. to 2.55%p.a.	2.54%p.a.	US dollars	123,954	—
Itaú	Loan	Working capital	During 2009 and 2010	Within 1 year	2.28%p.a. to 7.00%p.a.	2,98%p.a.	US dollars	—	131,974
ING (leader arranger)	Financing	Alaskan Star Rig Construction	Nov, 2008	6 years	Libor +3.25% p.a.	3,53%p.a.	US dollars	—	193,272
WestLB (leader arranger)	Financing	Atlantic Star Rig Construction purposes	Dec, 2009	5 years	Libor + 3.82%p.a.	4,08%p.a.	US dollars	—	220,524
ING (leader arranger)	Financing	Gold Star oil rig construction	Jul, 2007	10 years	Libor + 1.15%p.a. to Libor + 2.65%p.a.(1)	3,08%p.a.	US dollars	311,036	326,174
ING (leader arranger)	Financing	Lone Star oil rig construction	Jul, 2007	7 years and 6 months	Libor + 1.15%p.a. to Libor + 2.15%p.a.(2)	l,58%p.a.	US dollars	364,504	442,906
Santander, HSBC, Citibank (joint bookrunners)	Senior Notes (Project Bond)	Refinance Alaskan Star and Atlantic Star rigs, and other corporate purposes	Jul, 2011	7 years	5.25%p.a.	5.55%p.a.	US dollars	660,245	—
ING (leader arranger)	Financing	Olinda Star oil rig construction	Feb, 2008	5 years	Libor + 1.40%p.a. to Libor + 1.75%p.a.(3)	l,83%p.a.	US dollars	205,003	256,006
Citibank and Santander (joint leader arranger)	Financing	Alpha Star oil rig construction	Apr, 2011	6 years and 3 months	Libor + 2.25%p.a. to Libor + 2.50%p.a.(4)	4.91%p.a.	US dollars	492,097	261,224

Total consolidated								2,440,522	2,006,349

Current								731,190	769,545
Non current								1,709,332	1,236,804

(1)	In pre-completion period the interest is Libor + 2.15% p.a. until September, 2009 and thereafter Libor + 2.65% p.a. and in post-completion is Libor + 1.15% p.a. until the fifth anniversary and thereafter is Libor + 1.35% p.a..
(2)	In pre-completion period the interest is Libor + 2.15% p.a. and in post-completion (December 24, 2010) is Libor + 1.15% p.a..
(3)	In pre-completion period the interest is Libor + 1.75% p.a. and in post-completion (December 23, 2010) is Libor + 1.40% p.a..
(4)	In pre-completion period the interest is Libor + 2.25% p.a. and in post-completion (July, 2011) is Libor + 2.50% p.a..

Constellation Overseas Ltd.

Changes in loans and financings

	For the years ending December 31,
	2011	2010	2009
Opening balance	2,006,349	1,716,568	1,261,406
Additions	1,776,916	608,393	539,981
Repayment of principal	(1,322,187)	(318,818)	(156,386)
Transaction cost (*)	(20,361)	—	—
Debt discount (**)	(4,550)	—	—
Interest capitalized	20,086	34,187	78,856
Interest charged through profit and loss	55,315	25,865	24,711
Payment of interest	(75,743)	(59,846)	(32,000)
Transaction cost charged through profit and loss	4,090	—	—
Debt discounts charged through profit and loss	607	—	—

Closing balance	2,440,522	2,006,349	1,716,568

(*)	Refer to the transaction costs of Senior Notes issued by QGOG Atlantic / Alaskan for refinance of Alaskan Star and Atlantic Star and the financing for Alpha Star construction.
(**)	Refer to the discount on the Senior Notes issued by QGOG Atlantic / Alaskan for refinance of Alaskan Star and Atlantic Star.

Loans and financing long-term amortization schedule

For the years ended December 31,	Loans and Financing	Transaction costs	Debt discounts	Net amount

2013	339,193	(3,511)	(911)	334,771
2014	394,669	(3,004)	(738)	390,927
2015	318,401	(2,545)	(554)	315,302
2016	229,639	(1,953)	(360)	227,326
2017	355,043	(1,009)	(206)	353,828
After 2017	87,500	(223)	(99)	87,178

Total	1,724,445	(12,245)	(2,868)	1,709,332

Covenants

The financing agreements contain financial covenants as well as security provided to lenders as described hereafter. Non-compliance with such covenants could constitute a Restricted Payments Trigger Event which would result in the borrower entity not being allowed to pay dividends, purchase, retire or otherwise distribute capital stock or make certain payments to related parties. Under the loan contracts, each borrower entity has committed that it will not make payments of dividends, or other distributions in cash, securities or other property. Therefore, dividend payments are subject to the consent of the related banks.

Constellation Overseas Ltd.

The financial covenants are measured semiannually, and consists of: a minimum requirement of Consolidated Tangible Net Worth, and Consolidated Cash and Cash Equivalents and Marketable Securities; Interest Cover Ratio, that requires to maintain a minimum Consolidated Adjusted EBITDA to Consolidated Net Interest Payable ratio (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance – with no guarantee provided by Constellation); Leverage Ratio, which requires a maximum ratio of Consolidated Net Total Borrowings to Consolidated EBITDA (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance).

As at December 31, 2011 and 2010, the Company was in compliance with such restrictive clauses.

Guarantees

The financings obtained by Constellation’s subsidiaries in order to finance the construction of the rigs and for other corporate purposes are usually structured as Project Finance/Project Bond, therefore benefiting from a customary security package which includes guarantees such as assignment of the charter receivables, mortgages over the rigs, pledges over the shares of the rig owners, charges over the relevant bank accounts held at the facility agents, assignment of the relevant insurances along with corporate guarantees during pre-completion period and accounts into which the amounts payable under charter and services agreements are required to be paid. In addition, the terms of some of these financing debt instruments restrict the ability of project subsidiaries, to pay dividends, incur additional debt, grant additional liens, sell or dispose of assets and enter into certain acquisitions, mergers and consolidations, except with the prior consent of the respective creditors

This can be applied to the financings of the following rigs: Olinda Star, Gold Star, Lone Star, Alpha Star, Alaskan Star and Atlantic Star, and the Project Financing of Amaralina Star and Laguna Star described below.

Unused available credit lines

Working capital lines

As at December 31, 2011, the subsidiary Alpha had available from major financial institutions US$21.1 million of unused long term lines of credit, restricted for use in the construction or upgrade of its assets, which terms are similar to those of current loan agreements (interest rate of Libor + 2.50%p.a.).

Amaralina Star and Laguna Star Project Financing

On the first semester of 2011, the Company has agreed with BNP Paribas (“BNP”), ING Capital LLC (“ING”) and Citigroup Global Markets Inc. (“Citi”) the terms of a structure for a long term facility to finance the construction of the drillships Amaralina Star and Laguna Star.

Constellation Overseas Ltd.

On September 16, 2011, the Company mandated BNP Paribas (“BNP”), ING Capital LLC (“ING”) and Citigroup Global Markets Inc. (“Citi”) to structure a long term facility to finance the construction of the drillships Amaralina Star and Laguna Star. The total facility amount is US$943,863 and the term is up to 6 years. The credit facility will be provided by a Bank Syndicate, in the amount of US$593,863, and The Norwegian Ministry of Trade and Industry (“MTI”), the remaining US$350,000.

The financing will bear an interest rate of LIBOR + 2.75%p.a. for the commercial banks tranche and LIBOR + 1.35%p.a. for the MTI tranche. The MTI tranche is guaranteed by the Guarantee Institute for Export Credits (“GIEK”) and the premium rate to be paid for such guarantee will vary from 1.65% p.a. (during the drilling rig construction) and 1.40%p.a. (after the beginning of operations). Further, a commitment fee of 40% of the applicable margins and premium is paid over the undisbursed amount of the respective facility tranche.

The guarantees offered by the Company are the usual for this type of transactions, including, mortgage over the rigs, assignment of the charter contracts, pledge of accounts and compliance with certain financial covenants, among others.

In connection with this Project Financing, the Company has the contractual commitment with the same financial institutions to contract derivatives as cash flow hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Company has contracted interest swaps in connection with the rates and spreads, terms and cash flows of the debt as disclosed in Note 18.

The Project Financing Agreement was signed on March 27, 2012.

16.	PROVISIONS

	December 31,
	2011	2010
Opening balance – current	39,808	17,317
Additions	10,796	35,037
Transferred to trade and other payables	(42,136)	(12,546)

Closing balance – current	8,468	39,808

In the normal course of business the Group engages in contracts with third parties which convey contractual obligations. During 2011 and 2010 the Group recognized provisions for contractual penalties which are allegedly payable with respect to certain of its contracts. Where agreements have been reached in relation to these penalties, these amounts have been settled or reclassified to other current liabilities in accordance with negotiated terms. The amounts of the provisions represent our best estimates of the respective obligations and are charged to other operating expenses (Note 22) in the statement of operations.

The amount of US$39,082 (US$6,025 in 2010) were paid out of the US$42,136 (US$12,546 in 2010) amount transferred to “trade and other payables”.

Constellation Overseas Ltd.

17.	PROVISION FOR RISKS AND CONTINGENCIES

Labor, Civil and Tax claims

a)	Provision for probable loss on Labor, Civil and Tax claims:

Based on the opinions of in-house and external legal counsel, Management recorded a provision to cover the probable losses arising from labor claims. As of December 31,2011 and 2010 the provisions for, labor lawsuits included in other noncurrent liabilities were mainly related to hardship and retirement.

Changes in the loss provision for labor claims are as follows:

	December 31,
	2011	2010	2009
Opening balance	531	743	836
Additions	89	401	172
Reversals	(409)	(634)	(501)
Currency translation differences	(59)	21	236

Closing balance	152	531	743

b)	Claims assessed as possible losses by Management

These claims as at December 31, 2011, based on the in-house and outside legal counsel’s opinions, are not accrued in the financial statements and consist of labor lawsuits (comprised mainly by compensation due to accidents at work and occupational diseases) in the amount of US$3,156 (US$3,949 in 2010) and tax lawsuits in the amount of US$23,232 (US$22,835 in 2010). In 2010, there were civil lawsuits in the amount of US$75.

The main claims assessed as possible losses are described as follows:

1)	Company received a Notice of Violation issued by Brazilian tax authorities which assumed that the platform Atlantic Star has been imported without a corresponding import license. The tax assessment was judged partly unsuccessful at first instance administrative. It is awaiting trial on appeal. The amount involved is estimated in US$19,184.

2)	Company received a Notice of Violation issued by Rio de Janeiro tax authorities due to nonpayment of ISS in the city of Rio de Janeiro. Company argues, on appeal, that the operations tax jurisdiction was carried out in other places and in these collected taxes (ISS due to the site of the service provider). The amount involved is estimated in US$2,871.

c)	Tax, labor and social security matters

The Company enters into transactions and operations that may be interpreted by others subjectively and/or as opposed to the Company’s position; however, the Company’s actions are supported by outside legal counsel’s opinion.

Constellation Overseas Ltd.

In connection with corporate reorganization, QGEPP S.A. (the entity related of oil and gas exploration and production activities) agreed to compensate QGOG for any contingency related to the oil and gas exploration and production activities (E&P). Additionally, on January 2011, it was agreed by contract that both Constellation and QGOG would compensate QGEPP S.A. for any loss arising in respect of all existing liabilities and contingent risk not related to E&P activities that may be charged to QGEPP S.A. Based on the opinion of outside legal counsel of QGOG and Constellation, the Company concluded that no probable loss was incurred and no provision was recorded in the period presented in the consolidated financial statements.

18.	DERIVATIVES

Under the terms of Project Finance arrangements (Note 15), the Group is contractually required to manage its risk on floating interest rates by taking out variable-to-fixed interest rate swaps on its long term variable rate loans. Accordingly, the interest rate swaps contracted by management convert the variable component of interest rates to fixed rates ranging from 1.93% to 5.16% to mitigate such risk. The floating component of interest rate of all hedging contracts is US$ LIBOR.

These swaps protect the Group from fluctuations in interest rates. As of December 31,2011, the Group has interest rate swaps related to the loans to fund Olinda Star, Gold Star, Lone Star, and Alpha Star offshore rigs. The swap contracts cover the expected periods of the loans and terminate between 2013 and 2017.

Information on derivative contracts

Interest rate swaps US$ LIBOR/Pre
						Fair value
		Interest rates		Notional amount		Receivables (payables)
Banks	Loans and financings objective	Payable leg	Maturity	2011	2010	2011	2010
ING financing (leader arranger)	Gold Star oil rig construction	5.165%p.a.	Jul, 2017	291,276	324,753	(36,235)	(40,433)
ING financing (leader arranger)	Lone Star oil rig construction	5.165%p.a.	Jan, 2015	345,873	419,491	(24,017)	(36,489)
ING financing (leader arranger)	Olinda Star oil rig construction	3.973%p.a.	Dec, 2013	174,087	226,081	(7,648)	(14,326)
Citibank and Santander financing (joint leader arranger)	Alpha Star oil rig construction	1,930%p.a.**	Jul, 2017	520,490	459,702	(15,894)	8,652
WestLB financing (leader arranger)	Atlantic Star oil rig	2,570%p.a.	Sep, 2016	—	220,000	—	(7,098)

BNP, Citibank and ING financing (joint leader arranger)*	Amaralina Star construction	2.620%p.a.	Nov, 2018	115,269	—	(24,155)	—
BNP, Citibank and ING financing (joint leader arranger)*	Laguna Star construction	2.705%p.a.	Jan, 2019	113,157	—	(25,761)	—

Total net amount						(133,710)	(89,694)

Current						(30,806)	(20,952)
Non current						(102,904)	(68,742)

Constellation Overseas Ltd.

	December 31,
	2011	2010
Opening balance	89,694	90,473
Fair value adjustments capitalized	7,856	(12,671)
Fair value adjustments through profit and loss	40,753	41,215
Fair value adjustments through other comprehensive loss*	49,916	—
Settlements	(54,509)	(29,323)

Closing balance	133,710	89,694

	2011	2010
Reported as follows:
Current assets	—	1,237
Noncurrent assets	—	7,416
Current liabilities	30,806	22,189
Noncurrent liabilities	102,904	76,158

(*)	Company has adopted hedge accounting as from July 15, 2011, using the above contracts. The Company’s hedge accounting policies are described in Note 3.16. Additional information on these instruments is included in Note 25.

Derivative contracts designated as cash flow hedges

Under interest rate swap contracts, the Group agrees to exchange the differences between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issue variable rate debt. The fair value of interest rate swap at the end of reporting period is determined by discounting the future cash flow flows using the curves at the end of reporting period and the credit risk inherent in the contract, and is disclosed below.

In connection with the Project Financing (Note 15) for the construction of the drilling rigs Amaralina Star and Laguna Star, the Company has the contractual commitment with the same financial institutions to contract derivatives as hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Company has swaps contracts in connection with the rates, spreads, notional, terms and cash flows of the debt. The swap contracts were contracted on July 2010 and will follow the all the Project Financing terms. The Project Financing was signed on March 27, 2012 and the first tranche is expected into the Company on April 2012.

The following table details the notional amounts remaining terms of interest contracts outstanding at the end of the reporting period.

Constellation Overseas Ltd.

Interest rate swaps US$ LIBOR/Pre
	Loans and financings objective						Fair value
		Interest rates		Notional amount			(Payables)
Banks		Receivable leg	Payable leg	Maturity	2011	2010	2011	2010
BNP, Citibank and ING financing (joint leader arranger)	Amaralina Star construction	LIBOR	2.620%p.a.	Nov, 2018	115,269	—	(24,155)	—
BNP, Citibank and ING financing (joint leader arranger)	Laguna Star construction	LIBOR	2.705%p.a.	Jan, 2019	113,157	—	(25,761)	—

Total net amount							(49,916)	—

Interest rate swap contracts exchanging floating rate interest for fixed rate interest are designated and effective as fair value hedges in respect of interest rates. During the year, the hedge was 100% effective in hedging the fair value.

19.	SHAREHOLDERS EQUITY

Share capital comprises 55,632,446 common voting shares with no par value, fully paid (55,632,446 in 2010) which represents the total authorized shares.

On June 15, 2010, the company issued 10,869,909 shares. Proceeds of the issue were US$420,675, net of US$9,325 of expenses directly related to the issue, of this, US$25,593 was allocated to share capital to maintain the value of share capital per share prior to the issuance, with the remaining US$395,082 being allocated to share premium.

Shareholders	Common shares	Share capital	Share premium	Total
Timbaúba International Ltd.	27,851,388	65,576	—	65,576
Guararapes International Ltd.	16,272,083	38,311	—	38,311
Skycrest Overseas Inc.	639,066	1,507	—	1,507
Cipef Constellation Coinvestment Fund L.P.	5,081,050	11,958	184,601	196,559
Cipef V Constellation Holding L.P.	5,788,859	13,635	210,481	224,116

Total at December 31, 2011	55,632,446	130,987	395,082	526,069

Shares issued in 2011	—	—	—	—
Shares issued by Cipef in 2010 (*)	10,869,909	25,593	395,082	420,675

(*)	Capital 1 and Capital 2 together subscribed US$430,000, before transaction costs of US$9,325, to share capital of Constellation in exchange for a total of 19.54% of common voting shares in the Company. The amount of US$420,675 was recognized as follows: US$25,593 in share capital and US$395,082 was recognized in share premium.

The Group’s ultimate controlling party is the Queiroz Galvão family, who control the direct parent companies Timbaúba International Ltd., Guararapes International Ltd. and Skycrest Overseas Inc.

Cipef Constellation Coinvestment Fund L.P. and Cipef V Constellation Holding L.P. (the Funds) are limited partnerships organized under the laws of Delaware and managed by The Capital Group. The owners of the funds are sundry investors represented by The Capital Fund.

Constellation Overseas Ltd.

Dividends policy

The payment of dividends, if any, will be determined by a resolution of the Company’s board of directors if the board of directors is satisfied that, immediately after such distribution or dividend payment: the Company’s assets will exceed its liabilities and the Company will be able to pay its indebtedness as it becomes due.

Payment of dividends to the Company’s shareholders can be made by cash, shares or other property.

Hedging reserve

The hedging reserve consists of the effective portion of cash flow hedging instruments related to hedged committed future financing transactions.

Currency translation differences reserve

The Currency translation differences reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Shareholders contribution and distribution

The shareholders contribution is related to amounts contributed by Q.G. SA to QGOG in connection with its operations (US$28,783 in 2010 and US$19,218 in 2009) and the distribution is related to amounts paid to Q.G. SA US$5,621 in 2011 and (US$37,710 in 2010).

Non-controlling interest

The Company’s consolidated financial statements include Amaralina e Laguna, whose share capital is 55% owned by the Company. The part of Amaralina e Laguna total shareholders’ equity not attributable to the Company is included in non-controlling interest. In 2010 and 2009, non-controlling interests related to these entities amounted to less that US$1 and consequently, do not appear in the consolidated financial statements.

Loss per share

Basic and diluted losses per share amounts are calculated by dividing the net loss for the year, all from continuing operations, attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

	For the years ending December 31,
	2011	2010	2009
Loss attributable to the owners of the Company	(20,881)	(43,480)	(40,844)
Weighted average number of common shares for calculation purposes (thousands of shares)	55,632	50,689	44,763

Basic and diluted loss per share	(0.38)	(0.86)	(0.91)

Constellation Overseas Ltd.

The Company has no potential dilutive shares. Diluted loss per share is therefore equal to basic loss per share.

20.	NET OPERATING REVENUE

Operating revenue in the amount of US$641,922 (US$374,872 in 2010; US$182,396 in 2009) of the Group is derived principally from rig charter and related services. As of December 31, 2011, of the total of revenues, 93% (97% in 2010 and 97% in 2009) is derived from one client, Petrobras.

Net operating income is stated after the following items:

	For the years ending December 31,
	2011	2010	2009

Operating revenue	641,922	374,872	182,396
Taxes on revenue:
PIS	(3,484)	(1,849)	(1,415)
COFINS	(16,047)	(8,523)	(6,518)
ISS	(4,896)	(2,435)	(2,000)

Net operating revenue	617,495	362,065	172,463

Constellation Overseas Ltd.

21.	COSTS OF SERVICES AND OPERATING EXPENSES

	2011			2010			2009
Costs and expenses by nature	Costs of services	General and administrative expenses	Total	Costs of services	General and administrative expenses	Total	Costs of services	General and administrative expenses	Total
Payroll, charges and benefits	(165,006)	(17,956)	(182,962)	(81,034)	(12,975)	(94,009)	(49,825)	(11,547)	(61,372)
Depreciation	(130,103)	(1,225)	(131,328)	(89,547)	(1,074)	(90,621)	(48,606)	(874)	(49,480)
Materials	(72,756)	—	(72,756)	(42,945)	—	(42,945)	(18,163)	—	(18,163)
Maintenance	(51,568)	—	(51,568)	(40,462)	—	(40,462)	(24,986)	—	(24,986)
Insurance	(11,073)	—	(11,073)	(6,970)	—	(6,970)	(3,820)	—	(3,820)
Other (*)	(47,991)	(10,588)	(58,579)	(16,948)	(10,650)	(27,598)	(7,857)	(7,541)	(15,398)

	(478,497)	(29,769)	(508,266)	(277,906)	(24,699)	(302,605)	(153,257)	(19,962)	(173,219)

(*)	Comprised mainly of costs and expenses with: communication; transportation; information technology; legal advisors; auditors; advisory services; among others.

Constellation Overseas Ltd.

22.	OTHER EXPENSES, NET

	December 31,
	2011	2010	2009

Proceeds from sales of property, plant and equipment	707	892	3,168
Other	—	50	239

Other income	707	942	3,407

Penalties (*)	(10,796)	(35,037)	(17,309)
Cost of property, plant and equipment sold	(338)	(166)	(1,979)

Other	(869)	—	—

Other expenses	(12,003)	(35,203)	(19,288)

Total expense, net	(11,296)	(34,261)	(15,881)

(*)	Refer to provisions for contractual penalties relating to certain contracts (Note 16).

23.	FINANCIAL COSTS, NET

	December 31,
	2011	2010	2009

Interest on cash investments	1,591	1,548	1,370
Financial income from related parties	608	178	169
Exchange rate variations	483	1,465	722
Other financial income	737	373	340

Financial income	3,419	3,564	2,601

Financial charges on loans and financings	(60,012)	(25,865)	(24,711)
Derivatives expenses	(40,753)	(41,215)	(1,196)
Financial expenses from related parties	(15,995)	(6,280)	—
Exchange rate variations	(796)	296	(6,737)
Other financial expenses	(4,370)	(6,833)	(1,924)

Financial costs	(121,926)	(79,897)	(34,568)

Financial costs, net	(118,507)	(76,333)	(31,967)

24.	TAXES

The Company and the majority of its subsidiaries are located in the British Virgin Islands, the Cayman Islands and Luxembourg, which are all jurisdictions which do not charge income tax. Certain of the consolidated entities operate in the Netherlands, but none of these reported taxable income for the years reported.

Constellation Overseas Ltd.

The subsidiary QGOG operates in Brazil, and the related taxes and contributions are as follows:

a)	Recoverable taxes

	December 31,
	2011	2010

Taxes on revenue (PIS/COFINS) (*)	868	1,446
Corporate income tax (IRPJ) and social contribution (CSLL) (*)	152	6,064
Other	94	329

Total	1,114	7,839

(*)	Credits refer basically to withholding taxes on Petrobras invoices.

b)	Taxes payables

	December 31,
	2011	2010
Corporate income tax (IRPJ) and social contribution (CSLL)	1,583	—
State VAT (ICMS)	301	465
Services Tax (ISS)	1,038	843
Others	64	21

Total	2,986	1,329

c)	Deferred income taxes liabilities

	December 31,
	2011	2010

Corporate income tax (IRPJ) and social contribution (CSLL)	9,415	12,159

Constellation Overseas Ltd.

d)	Effect of income tax results

	December 31,
	2011	2010	2009

Losses before taxes	(19,546)	(44,939)	(41,789)

IR / CSLL taxed on the outcome (0%)	—	—	—
Income tax effects of businesses subjected to taxes (“QGOG” - 34%)	(8,558)	19,488	12,699
Non-deductible expenses	(122)	(3,576)	(1,224)
Tax loss carryforwards utilized (not recognized)	3,270	(14,453)	(10,502)
Other	264	—	(27)

Taxes charge	(5,146)	1,459	946

Effective tax rate	26%	-3%	-2%

At December 31, 2011, 2010 and 2009, the subsidiary QGOG has tax loss carryforwards in the amount of US$12,053, US$25,689 and US$14,332, respectively, for which no deferred tax assets are recorded since the Company does not expect that QGOG’s operations will generate taxable income in the foreseeable future.

25.	FINANCIAL INSTRUMENTS

a)	General considerations

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the mix of debt and equity.

Constellation Overseas Ltd.

The Group’s main financial instruments are cash and cash equivalents, short-term investments, restricted cash, trade and other payables, loans and financings and derivative instruments, as follows:

		2011		2010
	Category	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Fair value through profit loss	188,885	188,885	84,301	84,301
Short term investments	Fair value through profit loss	138,672	138,672	8,544	8,544
Restricted cash	Fair value through profit loss	26,325	26,325	29,602	29,602
Trade and other receivables	Loan and receivables	57,827	57,827	93,300	93,300
Related parties	Loan and receivables	173,945	173,945	111,106	111,106
Derivatives	Fair value through profit loss	—	—	8,653	8,653
Other assets	Loan and receivables	23,332	23,332	18,748	18,748

Financial liabilities
Loans and financing	Not measured at fair value	2,440,522	2,451,469	2,006,349	2,006,349
Trade and other payables	Not measured at fair value	27,883	27,883	16,998	16,998
Related parties	Not measured at fair value	134,917	134,917	139,668	139,668
Derivatives	Fair value through profit loss	133,710	133,710	98,347	98,347
Other liabilities	Not measured at fair value	31,436	31,436	15,102	15,102

The Company and its subsidiaries have no forward contracts, options, swaptions (swaps with non-exercise options), flexible options, derivatives embedded in other products or exotic derivatives. The Company and its subsidiaries do not conduct derivative transactions for speculative purposes, thus reaffirming its commitment to a policy of conservative management of cash.

Management believes that there is no significant risk of short-term fluctuations in the day-rates on charter services due to the respective contracts being long-term.

Management also believes that the carrying amounts of the remaining financial instruments are not significantly different from their fair value as it considers that interest rates on such instruments are not significantly different from market rates.

Additionally, the amounts of accounts receivables and payables reported in these financial statements do not differ significantly from their fair value due to the turnover of these accounts being less than 30 days.

Constellation Overseas Ltd.

b)	Fair value hierarchy

IFRS 7 defines fair value as the value or price that would be received to sell an asset or paid to transfer a liability in a transaction between participants in an ordinary market on the date of measurement. The standard clarifies that fair value shall be based on assumptions that market participants use when measuring a value or price for an asset or a liability and establishes a hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives greater weight to market information available (i.e., observable) and less weight to information related to the data without transparency (i.e., unobservable data). Additionally, it requires that the company consider all aspects of nonperformance risk, including the Company’s own credit, to measure the fair value of a liability.

IFRS 7 also establishes a hierarchy of three levels to be used to measure and disclose the fair value. A categorization tool in the fair value hierarchy is based on the lowest level of “input” significant for its measurement. A description of the three hierarchical levels is shown below:

Level 1 - The “inputs” are determined based on prices in an active market for identical assets or liabilities at the measurement date. Additionally, the Company must have ability to trade in an active market and the price cannot be adjusted by the Company.

Level 2 - The “inputs” are other than prices as determined by Level 1 that are observable for the asset or liability, directly or indirectly. The “inputs” level include two prices in an active market for similar assets or liabilities, prices in an inactive market for identical assets or liabilities, or “inputs” that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

Level 3 - The “inputs” are those unobservable from little or no market activity. These “inputs” represent the best estimates of management of the Company as market participants could assign value or price for these assets or liabilities. Generally, the assets and liabilities are measured using Level 3 pricing models, discounted cash flow, or similar methods that require significant judgments or estimates.

According to IAS 39, the Company measures its cash equivalents, short-term investments and derivative financial instruments at fair value. Cash equivalents, short term investments and derivative financial instruments are classified as Level 2 as they are measured using market prices for similar instruments.

Constellation Overseas Ltd.

The tables below shows, in summary, our assets and liabilities recorded at fair value on December 31, 2011 and 2010:

	2011
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	183,698	183,698	—
Short term investments	138,672	138,672	—
Restricted cash	26,325	26,325	—

Financial liabilities
Derivatives	133,710	—	133,710

	2010
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	42,262	42,262	—
Short term investments	8,544	8,544	—
Restricted cash	29,602	29,602	—
Derivatives	8,653	—	8,653

Financial liabilities
Derivatives	98,347	—	98,347

Financial instruments fair value measurement

Company assessed the evaluation of financial assets and liabilities in relation to its market values or its effectiveness recoverable amount, using available information and best practices and methodologies of market valuations for each situation. Market data information interpretation about methodologies choice requires a higher level of judgment and establishment of reasonable estimative to achieve the fair value. Consequently, the estimative presented may not indicate, necessarily, the amounts that maybe obtained in current market. The use of different hypothesis to calculation of fair values can result in significant effect in obtained values.

The method used to assess the fair value of the derivatives, represented exclusively by interest rate swaps, was obtained by inputs that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

For securities that has quoted price in active markets (Project Bond), the fair value is equal to its last quoted price at the balance sheet closing date obtained from Bloomberg, multiplied by the number of notes in circulation.

Constellation Overseas Ltd.

For contracts where the current conditions are similar to those in which they originated or that do not have parameters for quotation or contract, fair values are similar to its carrying amounts. In the evaluation carried out for the purpose of determining the fair value of assets and liabilities measured at amortized cost method, it was not considered the applicability of this adjustment, highlighting the following reasons:

•	Trade and other receivables and payables: very short term of maturity; and

•

Loans and financing (other than the senior notes issued by QGOG Atlantic / Alaskan Rigs Ltd) and related parties: The fact that fair value information has not been disclosed for these instruments because fair value cannot be measured reliably.

c)	Financial risk management

The Group is exposed to liquidity risk, credit risk and market risk. Management beliefs that the Group’s principal market risk exposure is to interest rate risk, as discussed below.

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of directors, which has built a liquidity risk management framework for the management of the Group’s short and long-term funding and liquidity management requirements. The Group manages liquidity risk by a combination of maintaining adequate reserves, banking facilities and reserve borrowing facilities (Note 15) by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The Group cultivates relationships with specific lenders and continually monitors its funding needs together with these lenders. The Group manages the majority of its long term financing on a project-by-project basis. Such financing is arranged as required to support the Group’s operations and growth.

As of December 31, 2011, the Company presents working capital deficiency in the amount of US$1,084,438 (US$706,422 in 2010), mainly as a result of investments during the last 2 years in onshore and offshore rigs and drillship equipment. The Company’s strategy in relation to this working capital deficiency is described in Note 1.

Constellation Overseas Ltd.

The following table details the Group’s liquidity analysis for its non-derivative financial liabilities and related derivative financial instruments. The table has been drawn up based on the undiscounted contractual cash inflows and outflows for the financial instruments. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period:

Period	Loans and financing	Derivatives	Trade payables	Related parties	Total
2012	805,950	45,613	27,883	4,278	883,724
2013	392,665	49,045	—	—	441,710
2014	439,295	30,822	—	—	470,117
2015	353,726	14,879	—	—	368,605
2016	256,949	5,595	—	—	262,544
After 2017	305,921	(185)	—	—	305,736
2017	178,436	(1,695)	—	288,801	465,542

Total	2,732,942	144,074	27,883	293,079	3,197,978

Credit risk

Credit risk refers to the risk that counter-party will default on its contractual obligations resulting in financial loss to the Group. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, trade receivables and receivables from related parties. It is the Group’s practice to place its cash and cash equivalents in time deposits at commercial banks with high credit ratings or at mutual funds, which invest exclusively in high quality money market instruments. The Group limits the amount of exposure to any one institution to minimize its exposure to credit risk.

The Group has a concentration of trade receivables with Petrobras, which is the Group’s main customer. Management considers that the credit risk arising from this concentration is minimal as Petrobras is rated as Investment Grade by rating agencies, is a government controlled entity with a history of full payment, and of being respectful of contractual rights.

Interest rate risk

The Group is exposed to interest rate risk because entities in the Group borrow funds at both fixed and floating interest rates. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts. The Group is exposed to fluctuations in US$ LIBOR interest rates charged on its loans and financings as reported in Note 15. As discussed in Note 18, the Group manages this interest rate risk by taking out variable-to-fixed interest rate swaps. As a result of the swaps in place at the balance sheet date, the Group’s exposure to changes in interest rate expense as a result of fluctuations in US$ LIBOR is in respect of changes in fair values of the respective interest rate swaps. As discussed in Note 18, these interest rates swaps are held at fair value in the balance sheet. The fair value of these instruments is affected by factors including market expectations for future changes to US$ LIBOR. Changes to these expectations affect the value of the swaps of the Group and its subsidiaries, producing effects in the statement of operations unless such changes are capitalized.

Constellation Overseas Ltd.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and considers the effects of an increase or decrease of 10% on outstanding loans and financing and the effects of either an increase or a decrease of 10% in the interest curve (Libor), and its impacts in the swaps mark to market on the date of the Consolidated Financial Statements. For floating rate liabilities (US$ LIBOR + spread), the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 10% increase or decrease in US$ LIBOR is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If the US$ LIBOR had been 10% basis points higher/lower and all other variables were held constant, the Group’s:

•

Loss for the year ended December 31, 2011 would decrease/increase by US$569 (2010: decrease/increase by US$79 and 2009: decrease/increase by US$324). This mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings (US$ LIBOR plus spread); and

•	Other comprehensive loss for the year ended December 31, 2011 would decrease/increase by US$50, mainly as a result of the changes in the fair value of the cash flow hedges.

d)	Capital management

The Company manages its capital structure, which consists of the relation between financial debt and shareholders’ equity, as follows:

	2011	2010
Loans and financings (a)	2,440,522	2,006,349
Cash transactions (b)	(353,882)	(122,447)

Net debt	2,086,640	1,883,902
Shareholders’ equity(c)	1,147,672	1,233,434
Net debt ratio	65%	60%

(a)	Consider all loans and financings.
(b)	Includes cash and cash equivalents, short-term investments and restricted cash destined to settle debt.
(c)	Includes all shareholders’ equity accounts managed as capital.

Constellation Overseas Ltd.

26.	INSURANCE

As at December 31, 2011 and 2010, major assets or interests covered by insurance and respective amounts are summarized below:

	December 31,
	2011	2010
Civil liability	1,401,324	1,066,000
Operating risks	4,086,175	2,332,500
Operational headquarter and others	8,930	74

The Company has insurance coverage for assets subject to risks in amounts considered sufficient by Management to cover possible losses, considering the nature of its activities.

27.	PENSION PLAN

Constellation, through its subsidiary QGOG, offers a private defined contribution pension plan to all employees and management. Under the plan, up to 12% of the monthly salary is contributed by the employee and up to 6.5% by the employer, according to their level of seniority. The plan is managed by Bradesco Vida e Previdência under two regimes: progressive and regressive. When employees choose to abandon the plan before the end of payments, the contributions still payable are reduced to the amount already paid by QGOG. The QGOG’s only obligation to the Pension Plan is to make its specified contributions.

The amount of US$1,465 as at December 31, 2011 (US$898 in 2010) recognized in the account “Payroll and related taxes”, refers to contributions payable by QGOG at rates specified by the rules of these plans.

28.	ADDITIONAL INFORMATION ON CASH FLOWS

	2011	2010	2009
Non-cash investing activities:

Recognition of accrued costs of drilling rigs and drillships under construction	652,890	—	53,614
Borrowing costs capitalized	27,942	21,516	170,245
Other	(1,072)	453	670

	679,760	21,969	224,529

29.	OPERATING LEASES

As described in Note 3.7, the Company leases out onshore and offshore rigs with terms expiring between 2012 and 2033, with an option to renew the agreements after each contract expiring date, at which time all terms are renegotiated.

Constellation Overseas Ltd.

operating leases receivable by the Company were as follows:

Not later than one year	930,629

Later than one year but not later than five years	3,798,412

Total	6,329,075

30.	SUBSEQUENT EVENTS

New partnership with Petrobras and Sete Brasil Participações S.A. (“Sete Brasil”)

In February 2012, Sete Brasil has been awarded charter agreements with respect to ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) from Petrobras, and the contracts are expected to be signed on or prior to June 2012. These three ultra-deepwater semi-submersible offshore rigs are expected to be delivered in 2016, 2017 and 2019, respectively. QGOG will be the sole operator of these rigs with a 15% equity interest.

FPSO Cidade de Ilhabela

On March 20, 2012, Arazi and Lancaster, Constellation’s subsidiaries, have signed a shareholders’ agreement with SBM and Mitsubishi Corporation, in order to create GuaraNorte S.à.r.l. (“Guara Norte”) and Guara Norte Operações Marítimas Limitada (“Guara Norte Operações Marítimas”). These entities will respectively charter and operate the FPSO Cidadede Ilhabela for Petrobras with an expected date for the start of the operations in third quarter of 2014.

The Group has a participation of 12.75% in these entities and has the right to acquire an additional interest of 12.75% from SBM within fifteen days of the final acceptance of the FPSO, based on the capital invested by SBM plus interest of 8% p.a.

On March 30, 2012, the lease and operate contracts were signed with Petrobras for 20 years, and the Company will jointly-operate with SBM.

Project Finance of Amaralina e Laguna

The Project Finance described in the Note 15 was signed on March 27, 2012. The Company expects to use the funds in May, 2012.

31.	APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of directors and authorized for issue on April 20, 2012.

QGOG Constellation S.A

Financial Statements as of December 31, 2011 and for the Period from August 30, 2011 (date of incorporation) to December 31, 2011 and Report of Independent Registered Public Accounting Firm
Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

QGOG Constellation S.A.

Luxembourg

We have audited the accompanying statement of financial position of QGOG Constellation S.A. (the “Company”) as of December 31, 2011, and the related statements of operations, comprehensive loss, shareholders’ equity and cash flows for the period from August 30, 2011 (date of incorporation) to December 31, 2011. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of QGOG Constellation S.A. as of December 31, 2011, and the result of its operations and its cash flows for the period from August 30, 2011 (date of incorporation) to December 31, 2011, in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board - IASB.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 20, 2012

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

QGOG CONSTELLATION S.A.

STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011

(in thousands of U.S. dollars – US$, unless otherwise stated)

	Note	December 31, 2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents		53

Total current assets		53

TOTAL ASSETS		53

LIABILITIES
CURRENT LIABILITIES
Trade payables	4	16
Taxes payables	5	2
Other liabilities		1

Total current liabilities		19

SHAREHOLDERS EQUITY
Share capital	6	58
Loss for the period		(19)
Other reserve		(5)

Total shareholders’ equity		34

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		53

The accompanying notes are an integral part of these financial statements.

QGOG CONSTELLATION S.A.

STATEMENT OF OPERATIONS FOR THE PERIOD FROM AUGUST 30, 2011 TO DECEMBER 31, 2011

(in thousands of U.S. dollars – US$, unless otherwise stated)

	Note	From August 30 to December 31, 2011

General and administrative expenses	7	(19)

OPERATING LOSS		(19)

LOSS FOR THE PERIOD		(19)

The accompanying notes are an integral part of these financial statements.

QGOG CONSTELLATION S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM AUGUST 30, 2011 TO DECEMBER 31, 2011

(in thousands of U.S. dollars – US$, unless otherwise stated)

	Note	Share capital	Other comprehensive loss	Retained losses	Total

Incorporation on August 30, 2011	6	58	—	—	58
Loss for the period		—	—	(19)	(19)
Currency translation differences	6	—	(5)	—	(5)

Balance as of December 31, 2011		58	(5)	(19)	34

The accompanying notes are an integral part of these financial statements.

QGOG CONSTELLATION S.A.

STATEMENT OF COMPREHENSIVE LOSS

FOR THE PERIOD FROM AUGUST 30, 2011 TO DECEMBER 31, 2011

(in thousands of U.S. dollars – US$, unless otherwise stated)

	Note	From August 30 to December 31, 2011

Loss for the period		(19)

Currency translation differences	7	(5)

Total comprehensive loss for the period		(24)

The accompanying notes are an integral part of these financial statements.

QGOG CONSTELLATION S.A.

STATEMENT OF CASH FLOWS FOR THE PERIOD FROM AUGUST 30, 2011 TO DECEMBER 31, 2011

(in thousands of U.S. dollars – US$, unless otherwise stated)

From August 30 to December 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES
Loss for the period	(19)

Increase in liabilities:
Trade payables	17
Taxes	2

Net cash provided by operating activities	—

CASH FLOW FROM FINANCING ACTIVITIES
Capital increase	58

Net cash provided by financing activities	58

Exchanges differences on translation	(5)

Increase in cash and cash equivalents	53

Cash and cash equivalents at beginning of the period	—
Cash and cash equivalents at end of the period	53

53

QGOG CONSTELLATION S.A

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND FOR THE PERIOD FROM AUGUST 30, 2011 TO DECEMBER 31, 2011

(Expressed in US dollars – US$, unless otherwise stated)

1.	GENERAL INFORMATION

QGOG Constellation S.A., (“the Company”) was incorporated in Luxembourg in August 30, 2011 as a “société anonyme”.

The Company has its registered address at 40, Avenue Monterey, L-2163 Luxembourg and is registered at the Luxembourg Commercial Register under number R.C.S Luxembourg n 163.424.

The Company’s objective is to hold investments in Luxembourg or foreign enterprises; to acquire any securities and rights through participation, contribution, underwriting firm purchase or option, negotiation or in any other way and namely to acquire patents and licenses, and other property, rights and interest in property as the Company shall deem fit, and generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as the Company may think fit, and in particular for shares or securities of any company purchasing the same; to enter into, assist or participate in financial, commercial and other transactions, and to grant to any holding company, subsidiary, or fellow subsidiary, or any other company associated in any way with the Company, or the said holding company, subsidiary or fellow subsidiary, in which the Company has a direct or indirect financial interest, any assistance, loans, advances or guarantees; to borrow and raise money in any manner and to secure the repayment of any money borrowed; and finally, to perform any operation which is directly or indirectly related to its purpose.

The Company’s controlling shareholders are in the process of implementing a corporate reorganization of entities under common control, which, when fully implemented, will result in QGOG Constellation S.A. owning indirectly all of the charter and drilling services operations controlled by the Company’s shareholders through three wholly-owned sub-holdings:

•

QGOG Star GmbH, an entity organized under the laws of Switzerland, which will wholly-own Constellation Overseas Ltd. (“Constellation”), Constellation will continue to wholly-own, directly and indirectly, the entities which lease and operate onshore and offshore drilling rigs to oil and gas exploration companies.

•

Arazi S.à.r.l, an entity organized under the laws of Luxembourg, which holds investments in the following Floating, Production, Storage and Offloading – FPSO vessels: FPSO Capixaba, FPSO Cidade de Ilhabela and FPSO Cidade de Paraty.

•

Constellation Netherlands B.V., an entity organized under the laws of the Netherlands, which will indirectly wholly-own the entities that are party to Constellation’s offshore charter agreements with Petrobras.

The corporate reorganization is driven by improved corporate governance structure and tax efficiency.

The Company’s fiscal year is from January 1 to December 31, except for its first year, which started at August 30, 2011, the incorporation date.

Qgog Constellation S.A.

These financial statements have been prepared for the purpose of an Initial Public Offering of the Company.

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1.	Standards in issue but not yet effective

The Company has not adopted early the following new and revised pronouncements and interpretations that have been issued but are not yet effective:

Pronouncement or interpretation	Description	Application for fiscal years to be started on or after

IFRS 7	Disclosures – Offsetting Financial Assets and Financial Liabilities	January 1, 2012
IFRS 9	Financial Instruments – Classification and Measurement	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 12	Deferred Tax: Recovery of Underlying Assets when the asset is measured using the fair value model in IAS 40	January 1, 2012
IAS 27	Separate Financial Statements (2011)	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures (2011)	January 1, 2013
IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014

The amendments to IFRS 7 modify the information required when financial assets are transferred in order to promote transparency and to facilitate an analysis of how the risks may affect the entity’s financial situation.

IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. This standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.

IFRS 10 establishes clarifications and new parameters for defining control, as well as the principles for preparing consolidated financial statements that apply to all entities (including special purpose entities or structured entities).

IFRS 11 redefines the concept of joint control, aligning with IFRS 10 and requiring that entities that are part of a joint agreement determine the type of agreement (joint operation or joint business) by evaluating their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint businesses.

IFRS 12 requires certain disclosures that allow for assessing the nature of the stake held in other entities and the risks involved, as well as how these stakes affect the entity’s financial situation, financial performance, and cash flows.

QGOG Constellation S.A.

IFRS 13 establishes, in a single standard, a framework for assessing the fair value of assets and liabilities, and incorporates new concepts and clarifications for this assessment. It also requires that the entities disclose certain information on the assessment of the fair value of their assets and liabilities.

IAS 24 Related Party Disclosures (as revised in 2009) modifies the definition of a related party and simplifies disclosures for government-related entities. The disclosure exemptions introduced in IAS 24 (as revised in 2009) do not affect the Company’s because it is not a government-related entity. However, disclosures regarding related party transactions and balances in these financial statements may be affected when the revised version of the Standard is applied in future accounting periods because some counterparties that did not previously meet the definition of a related party may come within the scope of the Standard. The Company management has not identified any such related parties transaction.

IAS 27 is amended for confirming changes based on the issuance of IFRS 10. The IAS 27 revised in 2011 refers only to separate financial statements.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11and IFRS 12.

The amendments to IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts, the unit of account for applying the offsetting requirements.

IFRIC 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments for the creditor. The interpretation is to be applied retrospectively from the earliest comparative period presented and is effective for annual periods beginning on or after January 1, 2011, although earlier application is permitted.

Company’s management is still assessing the impact of these pronouncements and interpretations on its financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements are described below.

3.1	Statements of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Qgog Constellation S.A.

3.2	Functional currency

The Company has determined that the Euro (“€”) is its functional currency since the Company’s operations are located Luxembourg and its assets and liabilities are denominated in Euro. Although the functional currency is the Euro in preparing the financial statements, Management has translated the financial statements into US Dollars (“US$”), the presentation currency, as follows:

•	The assets and liabilities presented are translated at the closing rate on the balance sheet date;

•

Income and expenses are translated at exchange rates at the dates of the transactions; for this purpose, average monthly exchange rates are used as they approximate the exchange rates in force on the transaction dates; and

•	Shareholders’ equity accounts are translated using historical exchange rates.

All resulting exchange differences on currency translation differences are recognized as a separate component of comprehensive loss.

In preparing the financial statements, transactions in currencies other than the respective entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of the reporting period, monetary and non-monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Currency translation differences of monetary items are recognized in profit or loss in the period in which they arise.

3.3	Cash and cash equivalents

Consists of bank deposits that after initial recognition are measured based on their amortized cost under the effective interest rate method. These bank deposits have original maturities of less than 90 days with immediate liquidity, and are subject to an insignificant risk of changes in value.

3.4	Current liabilities

Current liabilities are stated at settlement amounts at the balance sheet date.

3.5	Critical accounting estimates

The preparation of the Company’s financial statements did not require any estimates by management.

QGOG Constellation S.A.

4.	TRADE PAYABLES

December 31, 2011

Incorporation expenses	15
Notary fees	1

16

5.	TAXES PAYABLES

December 31, 2011

Minimum flat rate	2

2

6.	SHAREHOLDERS EQUITY

Share capital

The share capital of the Company is set at US$58 (equivalent to historical value of €40) represented by 400,000 ordinary shares with a par value of €0.10 each, subscribed by Orangefield Trust (Luxembourg) S.A. As of August 30, 2011, 400,000 shares were issued and fully paid.

The Company’s ultimate controlling party is the Queiroz Galvão family.

Legal reserve

Luxembourg companies are required to appropriate to the legal reserve a minimum of 5% of the net profit for the year after deduction of any losses brought forward, until this reserve equals 10% of the subscribed capital. This reserve may not be distributed in the form of cash dividends, or otherwise, during the life of the Company. The appropriation to legal reserve is effected after approval at the general meeting of shareholders.

Other Comprehensive Loss

Consists of the currency translation adjustments, which reflects the exchange differences arising from the translation of the Company’s financial statements from its functional currency to its presentation currency.

Qgog Constellation S.A.

Dividends policy

Any future determination relating to our dividend policy will be made by the Board of Directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition and future prospects and other factors that our Board of Directors may deem relevant. The decision to distribute dividends will however be taken by the general meeting of shareholders upon a proposal by the issuer’s Board of Directors.

Additionally, any dividends paid by us will be subject to a Luxembourg withholding tax at a rate of 15% for the year ending 2012 (17.65% if the dividend tax is not charged to the shareholder), subject to the exceptions provided by Luxembourg tax law or by double tax treaties concluded by the Grand Duchy of Luxembourg and the country of tax residency of the shareholders. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities.

Loss per share

Basic and diluted losses per share amounts are calculated by dividing the loss for the period, all from continuing operations, attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Loss for the period	(19)
Weighted average number of common shares for calculation purposes (thousands of shares)	400,000

Basic and diluted losses per share	(0.05)

The Company has no potential dilutive shares. Diluted losses per share are therefore equal to basic losses per share.

7.	GENERAL AND ADMINISTRATIVE EXPENSES

August 30, to December 31, 2011

Accounting fees	(16)
Taxes	(2)
Audit fees	(1)

(19)

QGOG Constellation S.A.

8.	FINANCIAL INSTRUMENTS

As of December 31, 2011 the Company had no transactions involving derivatives or other financial instruments, except for the cash and cash equivalents and the current liabilities.

9.	OTHER INFORMATION

During the period from August 30, 2011 to December 31, 2011, the Company did not employ any personnel and, consequently, no payment for wages, salaries or social securities were made.

10.	SUBSEQUENT EVENTS

On March 28, 2012, Constellation Overseas Ltd. transferred to the Company the amounts of US$49 (€37) and US$25 (€19) in respect of the capitalization of Constellation Netherlands BVI.Co. and Alaskan and Atlantic & Cooperatief U.A., respectively.

The amounts are retained until the effectiveness of the creation of companies. On April 3, 2012, the constitution of the Netherlands Constellation BVI.Co. was completed. The constitution of the Alaskan & Atlantic Cooperatief U.A. still in process, and still depends of the waiver by the financial institutions involved in the Alaskan and Atlantic Project Bond.

11.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of directors and authorized for issue on April 20, 2012.

Until             , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in the common shares of the issuer, whether or not participating in this offering, may be required to deliver a prospectus whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

QGOG Constellation S.A.

Common Stock

P R O S P E C T U S

J.P. Morgan	BofA Merrill Lynch	Itaú BBA	Credit Suisse	Bradesco BBI

            , 2012

Part II

Information not required in prospectus

Item 6.	Indemnification of Office Holders (including Directors).

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part. Luxembourg law on agency is applicable to the mandate of directors and agents of the Company. Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

We intend to amend our articles of association to provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by such director or officer in connection with any claim, action, suit or proceeding in which such director or officer is involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by such director or officer in the settlement thereof.

No indemnification will be provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise.

We currently have and expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities.

Item 7.	Recent Sales of Unregistered Securities.

The following information relates to securities we have issued or sold within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Each of these transactions was completed without registration of the relevant security under the Securities Act in reliance upon exemptions provided under the Securities Act.

On August 30, 2011, the issuer issued 400,000 common shares to a registered agent in Luxembourg in connection with issuer’s incorporation. Subsequent to this issuance on August 31, 2011, the registered agent entered into a share purchase and sale agreement with the issuer’s current shareholders, which are wholly-owned by the Queiroz Galvão family.

As part of our corporate reorganization described in “Summary—Recent Developments—Corporate reorganization,” the issuer expects to issue its common shares in exchange for shares in Constellation.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

II-2

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.	To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3.	That for the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in          on this      day of     , 2012.

QGOG CONSTELLATION S.A.

By:

Name:

Title:

By:

Name:

Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints              as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the U.S. Securities Act of 1933 of common shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Leduvy Gouvea	Chief Executive Officer

Guilherme Lima	Chief Financial Officer, Principal Accounting Officer

Signatures	Title	Date

Antônio Augusto de Queiroz Galvão	Chairman of the Board

Ricardo de Queiroz Galvão	Director

Peter van Opstal	Director

Onno Bouwmeister	Director

Guilherme Lins	Director

Puglisi & Associates	Authorized Representative in the United States

By:
Name:
Title:

Exhibit index

Exhibit No.	Description

1.1	Form of Underwriting Agreement among QGOG Constellation S.A and the underwriters named therein.*

3.1	Articles of Association of QGOG Constellation S.A.*

4.1	Indenture, dated as of July 27, 2011, among QGOG Atlantic/Alaskan Rigs Ltd., as issuer, Alaskan Star Ltd. and Star International Drilling Limited, as guarantors, Deutsche Bank Trust Company Americas, as trustee, registrar, transfer agent and paying agent, Deutsche Bank Trust Company Americas, as collateral agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent, transfer agent and Luxembourg Listing Agent*

5.1	Opinion of NautaDutilh Avocats regarding the validity of the shares being registered*

8.1	Opinion of NautaDutilh Avocats regarding certain Luxembourg tax matters*

8.2	Opinion of White & Case LLP regarding certain U.S. tax matters*

10.1	Registration Rights Agreement, dated June 15, 2010, among Constellation Overseas Ltd., CIPEF Constellation Coinvestment Fund, L.P. and CIPEF V Constellation Holding, L.P.*

10.2	Credit Agreement, dated March 27, 2012, among Amaralina Star Ltd., as a borrower, Laguna Star Ltd., as a borrower, various financial institutions, as lenders, the Norwegian government, represented by The Norwegian Ministry of Trade and Industry, as lender, HSBC Bank USA, National Association, as administrative agent, and HSBC Bank USA, National Association, as collateral agent.*

10.3	Credit Agreement, dated March 21, 2011, among Alpha Star Equities Ltd., as borrower, the various banks and financial institutions party thereto, as lenders, and Citibank, N.A., as administrative agent and collateral agent*

10.4	Project Loan Agreement, dated February 13, 2008, among Olinda Star Ltd., as borrower, the various banks and financial institutions party thereto, as lenders, and ING Bank N.V., as arranger, facility agent and security trustee*

10.5	Project Loan Agreement, dated July 30, 2007, among Eiffel Ridge Group C.V., as borrower, the various banks and financial institutions party thereto, as lenders, and ING Bank N.V., as arranger, facility agent and security trustee*

21.1	List of subsidiaries of QGOG Constellation S.A.*

23.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes Constellation Overseas Ltd. and subsidiaries

23.2	Consent of Deloitte Touche Tohmatsu Auditores Independentes for QGOG Constellation S.A.

23.3	Consent of Fearnley Proctor Group

23.4	Consent of NautaDutilh Avocats (contained in Exhibit 5.1)*

23.5	Consent of NautaDutilh Avocats (contained in Exhibit 8.1)*

23.6	Consent of White & Case LLP (contained in Exhibit 8.2)*

24.1	Power of Attorney (included on the signature page of this registration statement)

*	To be filed by amendment.

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 – São Paulo – SP Brasil Tel.: +55 (11) 5186-1000 Fax.: +55 (11) 5186-2911 www.deloitte.com.br

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of QGOG Constellation S.A. of our report dated April 20, 2012 relating to the consolidated financial statements of Constellation Overseas Ltd. and subsidiaries as of December 31, 2011 and 2010 and for the three years in the period ended December 31, 2011, appearing in the Prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 20, 2012

“Deloitte” refere-se á sociedade limitada estabelecida no Reino Unido “Deloitte Touche Tohmatsu Limited” e sua rede de firmas-membro, cada qual constituindo uma pessoa jurídica independente. Acesse www.deloitte.com/about para uma descrição detalhada da estrutura jurídica da Deloitte Touche Tohmatsu Limited e de suas firmas-membro.

© Deloitte Touche Tohmatsu. Todos os direitos reservados.

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 – São Paulo – SP Brasil Tel.: +55 (11) 5186-1000 Fax.: +55 (11) 5186-2911 www.deloitte.com.br

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of QGOG Constellation S.A. of our report dated April 20, 2012 relating to the consolidated financial statements of QGOG Constellation S.A. as of December 31, 2011 and for the period from August 30, 2011 to December 31, 2011, appearing in the Prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 20, 2012

“Deloitte” refere-se á sociedade limitada estabelecida no Reino Unido “Deloitte Touche Tohmatsu Limited” e sua rede de firmas-membro, cada qual constituindo uma pessoa jurídica independente. Acesse www.deloitte.com/about para uma descrição detalhada da estrutura jurídica da Deloitte Touche Tohmatsu Limited e de suas firmas-membro.

© Deloitte Touche Tohmatsu. Todos os direitos reservados.

QGOG Constellation S.A.

40, avenue Monterey, L-2163

Luxembourg

April 20th, 2012

Dear Sir/Madam:

We hereby consent to the use, in the Registration Statement of QGOG Constellation S.A. (“QGOG”) on Form F-l (Registration No. 333-            ) (the “Registration Statement”), to all references to our name and the use of statistical information supplied by us set forth therein under the heading “Industry.” We further advise you that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:

•	We have to the best of our knowledge accurately described graphically the international offshore drilling industry; and

•

Our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occuring in the offshore drilling industry.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the references to our firm in the section of the Registration Statement entitled “Experts.”

Yours sincerely,

FEARNLEY OFFSHORE

Jacob Brechan